As confidentially submitted to the Securities and Exchange Commission on September 26, 2014

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential

Registration No. 333-___________

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

UNIQUE FABRICATING, INC.

(Exact name of registrant as specified in its Charter)

Delaware
(State or other jurisdiction of incorporation or organization)
3714		46-1846791
(Primary Standard Industrial Classification Code Number)		(IRS Employer Identification No.)
Unique Fabricating, Inc. 800 Standard Parkway Auburn Hills, MI 48326 (248)-853-2333

(Address including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Thomas Tekiele, Chief Financial Officer

Unique Fabricating, Inc.

800 Standard Parkway

Auburn Hills, MI 48326

(248)-853-2333

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Ira A. Rosenberg	Donald Figliulo
Sills Cummis & Gross, P.C.	Polsinelli, P.C.
One Riverfront Plaza	161 North Clark Street
Newark, NJ 07102	Chicago, IL 60601
(973) 643-7000	(312) 463-6311

Approximate date of commencement of proposed sale to the public

As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Amount to Be Registered(1)	Proposed Maximum Offering Price Per Security (2)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee

Common stock, par value $0.001	___ shares	$	$	$
Total	___ shares	$	$	$

(1)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(2)	Includes the aggregate offering price of additional shares that the underwriter have the right to purchase from us.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

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The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION DATED [_________], 2014

Unique Fabricating, Inc.

Common Stock

This is an initial public offering of shares of common stock of Unique Fabricating, Inc. We are selling 1,875,000 shares of our common stock.

We expect the public offering price to be between $8.00 and $10.00 per share. Currently, no public market exists for the shares. We intend to apply to list the common stock on the NYSE MKT under the symbol “UFAB.”

We are an “emerging growth company” as defined in the Jumpstart our Business Startups Act of 2012 and, therefore, may elect to comply with certain reduced public company reporting requirements for this prospectus and future filings.

Investing in the common stock involves risks that are described in the “Risk Factors” section beginning on page 9 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us(1)	$	$

(1)	See “Underwriting” beginning on page 70 for disclosure regarding compensation payable to the Underwriter by us.

(2)	Before deducting estimated expenses of $[____] payable by us.

(3)	In addition, we have granted the Underwriter a 30-day option to purchase up to a maximum of 281,250 in additional shares from us at the public offering price, less the underwriting discounts and commissions, to cover over-allotments, if any.

We have retained Taglich Brothers, Inc. to act as lead underwriter for this offering. We have agreed to pay Taglich Brothers, Inc. the compensation set forth herein under the rules of the Financial Industry Regulatory Authority, or FINRA. Taglich Brothers, Inc. has a conflict of interest in offering our shares of common stock since affiliates of Taglich Brothers, Inc. own approximately 12.9% of our outstanding shares and certain associates of Taglich Brothers, Inc. and its affiliates are members of our Board of Directors. Due to this conflict of interest, we have retained National Securities Corporation to act as a qualified independent underwriter in accordance with FINRA Rule 5121. See “Underwriting” on page 70 of this prospectus.

The shares are offered by the Underwriter, subject to prior sale when, as and if delivered to and accepted by the Underwriter and subject to right to reject orders in whole or in part. Delivery of the shares will be made on or about ___________, 2014.

Taglich Brothers, Inc.

The date of this prospectus is ________________, 2014

Through and including ______________, 2014, (the 25th day after the date of this prospectus), all dealers effecting transactions in the common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

We have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Market, Ranking and Other Industry Data

Unless otherwise indicated, information contained in this prospectus concerning our industry and the market in which we operate, including our general expectations about our industry, market position, market opportunity and market size, is based on data from various sources including internal data and estimates as well as third party sources widely available to the public such as independent industry publications, government publications, reports by market research firms or other published independent sources and on our assumptions based on that data and other similar sources. We did not fund and are not otherwise affiliated with the third party sources that we cite. Industry publications and other published sources generally state that the information contained therein has been obtained from third-party sources believed to be reliable. Internal data and estimates are based upon information obtained from trade and business organizations and other contacts in the markets in which we operate and management’s understanding of industry conditions, and such information has not been verified by any independent sources. These data involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. While we believe the market, industry and other information included in this prospectus to be the most recently available and to be generally reliable, such information is inherently imprecise and we have not independently verified any third-party information or verified that more recent information is not available.

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PROSPECTUS SUMMARY

This summary highlights selected information that is presented in greater detail elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, including the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus, before making an investment decision. Unless the context otherwise requires, the terms “Unique Fabricating, Inc.,” “Unique,” “the company,” “we,” “us” and “our” in this prospectus refer to Unique Fabricating, Inc., a Delaware corporation, and our predecessor and, since March 2013, subsidiary, Unique Fabricating NA, Inc., a Delaware corporation, and where appropriate, their respective consolidated subsidiaries.

Unique Fabricating, Inc. and its Business

We are engaged in the engineering and manufacture of multi-material foam, rubber, and plastic components utilized in noise, vibration and harshness, commonly referred to as NVH, management, acoustical management, water and air sealing, decorative and other functional applications. We employ various manufacturing processes including die cutting, thermoforming and compression molding and fusion molding. We manufacture a wide range of products including air management products, heating ventilation and air conditioning, referred to as HVAC, seals, fender stuffers, air ducts, acoustical insulation, door water shields, gas tank pads, light gaskets, topper pads, mirror gaskets and glove box liners. We design and produce innovative solutions for a wide variety of customer problems.

Our principal market served is the North America automotive market, which continues to recover from a 2009 recessionary low point. For 2013, total production of light vehicles in North America was 16.2 million units, an 88.4% increase in total production from the recessionary low point of 8.6 million units in 2009. Additionally, we sell to manufacturers in the heavy duty truck, appliance, water heater and HVAC markets.

We produce and ship on average over three million parts per day and 800 million parts annually. We sell directly to major automotive and heavy duty truck, appliance, water heater and HVAC companies, referred throughout this prospectus as original equipment manufacturers (OEMs), or to the Tier 1 suppliers of these OEMs.

For the twenty six weeks ended June 29, 2014, we generated net sales of $62.12 million, of which 80.2% was derived from the North American automotive and heavy duty truck markets, and 14.5% from the appliance, water heater and HVAC markets. For the twenty six weeks ended June 29, 2014, approximately 28.0% of our net sales came from the OEMs in their respective markets and approximately 72.0% of our net sales came from the Tier 1 suppliers in their respective markets.

We are headquartered in Auburn Hills, Michigan and have sales, engineering and manufacturing facilities in Auburn Hills, Michigan, LaFayette, Georgia, Louisville, Kentucky, Evansville, Indiana, Ft. Smith, Arkansas, Murfreesboro, Tennessee, Bryan, Ohio and Monterrey, Mexico.

Our Strengths

Our mission is to deliver innovative and timely customer solutions for NVH, water and air sealing and other functional and decorative applications. We employ our extensive knowledge of raw materials and adhesives, our engineering and creative resources and rapid response to deliver rapid technical innovation, unquestionable quality, reliable on-time delivery and competitive costs. We believe the key to our core competitive strengths are as follows:

Strong technical expertise. We have tremendous depth of expertise and knowledge of materials, adhesives, manufacturing processes and the product applications of our customers. Our understanding of our customers’ design and performance needs, and how our products interface with their applications allows us to engineer effective product solutions. We believe that our engineering talent, test facilities and rapid prototyping capabilities distinguish us from our competitors and enable us to rapidly innovate and develop products that resolve customer’s problems, often within 24 to 48 hours. Our ability to rapidly address customer challenges and provide prototype parts that include the use of new materials, products or processes is one of our key competitive strengths.

Operational Excellence. We are dedicated to maintaining a culture of continuous improvement. We utilize lean manufacturing techniques and statistical methods to drive productivity and quality improvement. We use quality, delivery and speed-to-market as competitive advantages. Our reputation for high quality, innovative products is attributable to a constant emphasis on engineering, including materials engineering, product and process engineering, and sales engineering, coupled with our dedication to lean manufacturing.

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Depth of customer relationships. We have developed long-term relationships with a customer base that we target deliberately, each of which has substantial requirements for NVH, water and air sealing, functional and decorative components. Due to our technical sophistication, raw material and adhesive innovation and rapid responsiveness, we have a reputation with our key customers as the supplier of choice for our core products within the North American automotive and appliance markets. Our sales engineers have developed deep relationships with the technical teams of our key customers. This enables us to become involved early in the design/development stage of new vehicles or appliances, leading to opportunities to introduce new products. In certain situations, we are able to influence the customer design specifications from which new business is awarded.

Key relationships with suppliers. We have long relationships with over 150 raw material and adhesive suppliers. We track new developments in materials, and pursue exclusive relationships with those suppliers that develop innovative raw materials and adhesives. For example, this has led to us having exclusive access for our types of products to the only source of recycled polyol for polyurethane in the industry. These recycled materials are opening up opportunities for new product variations that other competitors cannot offer. We constantly collaborate with our suppliers to develop new materials and adhesive combinations that exhibit cost, quality and/or performance enhancement for our customers.

Proximity to key customers. Our manufacturing facilities are strategically located to serve the North American automotive and appliance industries. Our primary manufacturing centers are in the Midwestern and Southeastern regions of the United States and in Mexico. We believe that our manufacturing facilities are within approximately 500 miles of over 80.0% of North American vehicle production, and even closer to major appliance manufacturing locations.

Our Strategy

Our business strategy is to be a valued partner in our customers’ product development and production processes by producing exceptional quality and providing reliable on-time delivery, competitive costs, and technical innovation with rapid engineering support. We utilize our extensive knowledge of raw materials and adhesives combined with our engineering development and rapid responsiveness to deliver innovative and timely customer solutions for NVH, water and air sealing, decorative and other functional applications.

We have aligned our internal human resources and technical capabilities to take advantage of industry mega trends, such as light weighting, telematics, and reduced energy consumption, which we believe will produce profitable revenue growth opportunities from our existing operations. In addition, our growth plan includes initiatives to develop certain new products and new markets which provide incremental growth opportunities. We believe that significant opportunities exist to continue to grow our business and increase profitability by focusing on the following:

Further Penetrate Existing Markets with Existing Products and Processes. We are positioned to gain share and grow in existing markets with our current products and processes, capitalizing on the industry’s increasing demand for NVH content coupled with our capabilities, including exclusive proprietary materials sold to existing customers and targeted new customers. We hope to capitalize on our ability to service customers in different geographical locations through our manufacturing facilities in the Midwestern and Southeastern regions of the United States and in Mexico.

Develop New Products & Processes for Existing Markets. We have developed and earned the reputation as a problem solver to our current customers. As a result, we are in the position to develop complementary products and processes that can be sold to the same purchasing and engineering groups that already do business with us. We work closely with raw material and adhesive suppliers to develop innovative solutions that offer cost and performance improvement. We constantly focus on finding new applications for molded products utilizing thermoforming, compression and fusion molding.

Create New Markets with Existing Products and Processes. While the specific products may vary, we have identified numerous opportunities to sell products fabricated using die cut and molding technology into new markets such as medical and not currently served industrial markets. We have demonstrated the ability to develop cost effective products utilizing various materials. Because of our strategic acquisitions, we are currently developing new products for the appliance, water heater and HVAC industries utilizing our various molding technologies. Raw material and adhesive suppliers rely on us to provide marketplace insight into new or emerging customer challenges. We have the capability to combine new materials with new processes to create cost effective products in new markets.

Pursue Acquisitions. We will continue to selectively pursue acquisitions that add new products and/or processes to further expand our portfolio of customer solutions. Management has completed to date two accretive add-on acquisitions. Management has a long history of identifying and integrating new platforms. We will continue to use our relationship with our financial sponsor to identify, evaluate and execute acquisition opportunities.

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History and Structure

On March 18, 2013, we acquired 100% of the outstanding shares of the predecessor company, Unique Fabricating NA, Inc., from an institutional investor in a leveraged buyout transaction. Unique Fabricating NA had two wholly owned subsidiaries, Unique Fabricating South, Inc. and Unique Fabricating de Mexico, S.A. de C.V., which we also acquired as part of the transaction. On December 16, 2013, through a newly formed subsidiary, Unique-Prescotech, Inc., we acquired substantially all of the assets, or the PTI Business, of Prescotech Holdings, Inc. and its subsidiaries, or PTI, a Louisville, Kentucky based business. On February 6, 2014, we moved to become more vertically integrated by acquiring, through a newly formed subsidiary, Unique-Chardan, Inc., substantially all of the assets, or the Chardan Business, of one of our key suppliers, Chardan, Corp. or Chardan. We expect to selectively continue to pursue opportunistic acquisitions and entry into new growth markets outside of the automotive part industry.

The following diagram shows our organizational structure including our principal subsidiaries:

Unique Fabricating, Inc. was incorporated as UFI Acquisition, Inc. in the State of Delaware on January 14, 2013 for the purpose of acquiring Unique Fabricating NA Inc. and its subsidiaries, and changed its name to Unique Fabricating, Inc. on [___], 2014. Unique Fabricating NA, Inc. was incorporated in the State of Michigan in 1975 and re-incorporated in the state of Delaware in 1998, as Unique Fabricating, Inc. It changed its name to Unique Fabricating NA, Inc. on [___], 2014. Our principal offices currently are located at 800 Standard Parkway, Auburn Hills, Michigan, 48326.

Implications of Being an Emerging Growth Company

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. We will remain an emerging growth company until the earliest to occur of: the last day of the fiscal year in which we have more than $1.0 billion in annual gross revenue; the last day of the fiscal year in which we qualify as a “ large accelerated filer,” with at least $700 million of equity securities held by non-affiliates; the issuance, in any three-year period, by us of more than $1.0 billion in non-convertible debt securities; or the last day of the fiscal year ending after the fifth anniversary of our initial public offering. An emerging growth company may take advantage of specified reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. As an emerging growth company,

•	we may present only two years of audited consolidated financial statements, plus unaudited condensed consolidated financial statements for any interim period, and related management’s discussion and analysis of financial condition and results of operations;

•	we may avail ourselves of the exemption from the requirement to obtain an attestation and report from our auditors on the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002 (Sarbanes-Oxley Act);

•	we may provide less extensive disclosure about our executive compensation arrangements; and

•	we may not require stockholder non-binding advisory votes on executive compensation or golden parachute arrangements.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period provided for complying with new or revised accounting standards, delaying the adoption of these accounting standards until they would otherwise apply to private companies. We have elected to delay such adoption of new or revised accounting standards to the relevant dates on which adoption of such standards is required for non-emerging growth companies.

There are numerous risks and uncertainties involved with our Company and an investment in our Company. See “Risk Factors” beginning on page 9 of this prospectus.

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THE OFFERING

Unless otherwise indicated herein, information presented assumes no exercise of the underwriter’s over allotment option.

Common stock offered by us	1,875,000 shares

Common stock to be outstanding after this offering	8,614,998 shares

Underwriter’s option	We have granted to the underwriter an option, exercisable for 30 days from the date of this prospectus, to purchase up to 281,250 additional shares of common stock.

Risk factors	The common stock offered hereby involves a high degree of risk and should not be purchased by investors who cannot afford the loss of their entire investment. See “Risk Factors” below.

Use of proceeds	We estimate that the net proceeds to us from this offering will be approximately $14.93 million, $17.25 million assuming the underwriter’s overallotment option is exercised in full, and assuming an initial public offering price of $9.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the underwriting discount and estimated offering expenses payable by us. We intend to use the net proceeds to us from this offering to repay the approximate $13.13 million principal amount of our 16% senior subordinated note, together with accrued interest and a prepayment premium of approximately $0.37 million, as of January 1, 2015. If the net proceeds from this offering are not sufficient to repay the 16% senior subordinated note in full, we will borrow under the revolver portion of our senior credit facility to augment the proceeds of this offering. We will use any proceeds remaining after payment of the 16% senior subordinated note, including any proceeds we receive if the over-allotment option is exercised by our underwriter, to temporarily reduce borrowings under the revolver portion of our senior credit facility. Amounts repaid under the facility will be available to be re-borrowed, subject to compliance with the terms of the facility. See the section titled “Use of Proceeds” for additional information.

Conflict of interest	Under the rules of FINRA, Taglich Brothers, Inc., the underwriter in this offering, has a conflict of interest in offering our shares of common stock since affiliates of Taglich Brothers, Inc. own approximately 12.9% of our outstanding shares and certain associates of Taglich Brothers, Inc. and its affiliates are members of our Board of Directors. Accordingly, this offering will be made in compliance with the applicable provisions of FINRA Rule 5121(a)(2), which requires that a “qualified independent underwriter” as defined in FINRA Rule 5121(f)(12), participate in the preparation of the registration statement and prospectus and exercise its usual standards of due diligence in respect thereto. National Securities Corporation is assuming the responsibilities of acting as the qualified independent underwriter in this offering and is undertaking the legal responsibilities and liabilities of an underwriter under the Securities Act of 1933, as amended, or the Securities Act, specifically including those inherent in Section 11 of the Securities Act. See “Underwriting” on page 70 of this prospectus for more information.

Proposed Symbol	“UFAB” on the NYSE MKT.

Unless we specifically state otherwise, the share information in this prospectus assumes an anticipated 3 for 1 stock split based, upon an assumed initial public offering price of $9.00 per share, which is the mid-point of the range set forth on the cover page of this prospectus, and reflects or assumes the number of shares of our common stock that will be outstanding after completion of this offering is based on 6,739,998 shares outstanding as of June 29, 2014, and excludes:

•	495,000 shares of common stock issuable upon the exercise of outstanding options, issued under our 2013 Stock Incentive Plan, at a weighted average exercise price of $3.33 per share;

•	139,200 shares of common stock reserved for issuance upon the exercise of outstanding warrants at a weighted average exercise price of $3.33 per share;

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•	30,405 shares of common stock reserved for future grants or issuance under our 2013 Stock Incentive Plan; and

•	250,000 shares of common stock reserved for future grants or issuance under our 2014 Omnibus Performance Award Plan.

Summary Consolidated Financial Data and other Data

On March 18, 2013, we acquired the predecessor corporation, Unique Fabricating NA, Inc. which became a wholly owned subsidiary of Unique. We recently changed the name of UFI Acquisition, Inc. to Unique Fabricating, Inc. and changed the name of Unique Fabricating Incorporated to Unique Fabricating NA, Inc. See note 2 of our consolidated financial statements appearing elsewhere in this prospectus for a description of the business combination. The results of operations presented herein for all periods prior to our acquisition of Unique Fabricating NA, Inc. are referred to as the results of operations of the “predecessor.” The results of operations presented herein for all periods subsequent to the acquisition are referred to as the results of operations of the “successor.” As a result of the acquisition, the results of operations of the predecessor are not comparable to the results of operations of the successor.

Our fifty two week fiscal year ends on the Sunday closest to December 31. Fiscal year 2013 ended on December 29, 2013 and fiscal year 2014 will end on December 28, 2014.

Twenty Six Weeks ended June 2013 and 2014

The following table sets forth the predecessor’s summary historical data for the eleven weeks ended March 17, 2013 and our summary historical data for the fifteen weeks ended June 30, 2013 and the twenty six weeks ended June 29, 2014. All such data were derived from the predecessor’s and our financial statements. You should read the information contained in our and our predecessor’s financial statements and related notes, “Selected Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Predecessor	Successor	Combined	Successor
	Period from	Period from	Twenty six weeks	Twenty six weeks
	Dec 31 -	Mar 18 -	Ended	Ended
	Mar 17, 2013	Jun 30, 2013	Jun 30, 2013	Jun 29, 2014
	(in thousands, except per share data)
Net sales	$16,378	$23,099	$39,477	$62,123
Cost of sales	12,717	17,755	30,472	46,444
Gross profit	3,661	5,344	9,005	15,679
SG&A	5,026	4,612	9,638	10,702
Operating (loss) income	(1,365)	732	(633)	4,977
Interest expense	245	814	1,059	1,888
Other income	-	-	-	28
(Loss) income before taxes	(1,610)	(82)	(1,692)	3,117
(Benefit) provision for income taxes	(450)	(14)	(464)	956
Net (loss) income	$(1,160)	$(68)	$(1,228)	$2,161
Basic (loss) earnings per share		$(0.01)		$0.32
Diluted (loss) earnings per share		$(0.01)		$0.32

Fiscal years 2012 and 2013

The following table sets forth the predecessor’s summary historical data for the year ended December 30, 2012 and the eleven weeks ended March 17, 2013, and our summary historical data for the forty one weeks ended December 29, 2013. All such data were derived from the predecessor’s and our audited financial statements. You should read the information contained in this table in conjunction with our and our predecessor’s financial statements and related notes, “Selected Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

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	Predecessor		Successor	Combined
	Year Ended	Period from	Period from	Year Ended
	Dec 30,	Dec 31 - Mar 17,	Mar 18 -	Dec 29,
	2012	2013	Dec 29, 2013	2013
	(in thousands, except per share data)

Net sales	$70,037	$16,378	$63,989	$80,367
Cost of sales	53,331	12,717	49,094	61,811
Gross profit	16,706	3,661	14,895	18,556
SG&A	10,673	5,026	12,069	17,095
Operating income (loss)	6,033	(1,365)	2,826	1,461
Interest expense	1,198	245	2,310	2,555
Other income	21	-	22	22
Income (loss) before taxes	4,856	(1,610)	538	(1,072)
Provision (benefit) for income taxes	1,699	(450)	286	(164)
Net income (loss)	$3,157	$(1,160)	$252	$(908)
Basic earnings per share			$0.05
Diluted earnings per share			$0.05

The following table presents summary balance sheet data on an actual basis and as adjusted to reflect this offering. As adjusted numbers reflect the sale of shares of our common stock at an assumed initial public offering price of $9.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The net proceeds from the offering will be used to repay the 16% senior subordinated note in the principal amount of $13.13 million, together with accrued interest and a prepayment premium estimated to be approximately $0.37 million as of January 1, 2015 and to temporarily reduce borrowings under the revolver portion of our senior credit facility.

	As of	As adjusted
	June 29,	June 29,
	2014	2014 (1)
	(in thousands)
Total current assets	$34,785	$34,785
Property, plant and equipment, net	15,304	15,304
Intangible assets	32,777	32,777
Total assets	84,346	84,346
Total current liabilities	16,591	16,591
Long-term debt	40,328	26,271
Temporary equity (2)	4,593	6,909
Total stockholders' equity	16,128	27,869

(1)	As adjusted to give effect to this offering.

(2)	Temporary equity refers to 1,415,400 shares issued to the holder of our 16% senior subordinated note. The Peninsula Fund V, Limited Partnership, or Peninsula, which shares Peninsula may elect to require us to repurchase for their fair market value on March 18, 2019 or March 18, 2020, at any time within the 15 day period following such dates, or in the event of a change of control, as defined in the Stock Purchase Agreement, dated as of March 18, 2013, as amended. Temporary equity also refers to 999,999 shares of common stock issued as founders’ shares which we are required to purchase in certain circumstances. Upon completion of this offering, we no longer will be required to purchase the founders’ shares and the shares will be reallocated to total stockholders’ equity. See “Certain Relationships and Related Transactions,” “Shares Eligible for Future Sale” and, for a description of the calculation of Temporary Equity, note 9 to our consolidated financial statements.

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RISK FACTORS

Prospective investors should carefully consider the following risks and uncertainties, in addition to the other information contained in this prospectus, in connection with investments in the shares offered hereby. If any of these risks were to actually occur, our business, financial condition or results of operations could be materially adversely affected. In such event, the trading price of our common stock could decline and you may lose all or part of your investment. These risks include, but are not limited to, the following:

Risks Related to Our Business

We have substantial debt and if we were to default on paying our debt or fail to comply with the covenants, our lenders could take action that would likely cause our stockholders to lose their entire investment in us.

As of June 29, 2014, we have approximately $29.43 million of debt outstanding under our senior secured credit facility and approximately $13.13 million of 16% senior subordinated debt outstanding. Substantially all of our assets are pledged to the lenders to secure this outstanding debt. In the event that we are unable to make principal, interest or other payments due under, or we do not comply with the covenants contained in the senior secured credit facility, the lender could declare an event of default, accelerate all amounts outstanding and, in the case of the senior secured credit facility, seek to foreclose on the collateral securing such indebtedness. In such event, we could be forced to file for bankruptcy protection and stockholders would likely lose their entire investment in us.

The agreement governing our senior secured credit facility contains financial covenants and other covenants that may restrict our current and future operations, particularly our ability to respond to changes in our business or to take certain actions. If we are unable to comply with these covenants, our business, results of operations and liquidity could be materially and adversely affected.

Our ability to comply with the covenants in the senior secured credit facility agreement may be affected by economic or business conditions beyond our control. If we are not able to comply with these covenants when required and we are unable to obtain necessary waivers or amendments from the lender, we would be precluded from borrowing under the credit facility. If we are unable to borrow under the credit facility, we will need to meet our liquidity requirements using other sources. Alternative sources of liquidity may not be available on acceptable terms, if at all. In addition, if we do not comply with the financial or other covenants in the credit facility when required, the lender could declare an event of default under the credit facility, and our indebtedness thereunder could be declared immediately due and payable, which would also result in an event of default under the senior subordinated note. The lender would also have the right in these circumstances to terminate any commitments it has to provide further borrowings. Any of these events would have a material adverse effect on our business, financial condition and liquidity.

In addition, the credit facility contains covenants that, among other things, restrict our ability to:

•	incur liens;

•	incur or assume additional debt or guarantees or issue preferred stock;

•	pay dividends, or make redemptions and repurchases, with respect to capital stock;

•	prepay, or make redemptions and repurchases of, subordinated debt;

•	make loans and investments;

•	make capital expenditures;

•	engage in mergers, acquisitions, asset sales, sale/leaseback transactions and transactions with affiliates;

•	change the business conducted by us or our subsidiaries; and

•	amend the terms of subordinated debt.

The operating and financial restrictions and covenants in this debt agreement and any future financing agreements may adversely affect our ability to finance future operations or capital needs or to engage in other business activities.

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Our substantial amount of indebtedness may adversely affect our cash flow and our ability to operate our business, remain in compliance with debt covenants and make payments on our indebtedness.

Our substantial level of indebtedness increases the possibility that we may be unable to generate cash sufficient to pay, when due, the principal of, interest on or other amounts due with respect to our indebtedness. Our indebtedness could have other important consequences to you as a stockholder. For example, it could:

•	make it more difficult for us to satisfy our obligations with respect to our indebtedness and any failure to comply with the obligations of any of our debt instruments, including financial and other restrictive covenants, could result in an event of default under the senior secured credit facility and the senior subordinated note;

•	make us more vulnerable to adverse changes in general economic, industry and competitive conditions and adverse changes in government regulation;

•	require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flows to fund working capital, capital expenditures, acquisitions and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	place us at a competitive disadvantage compared to our competitors that have less debt; and

•	limit our ability to borrow additional amounts for working capital, capital expenditures, acquisitions, debt service requirements, execution of our business strategy or other purposes.

Any of the above listed factors could materially adversely affect our business, financial condition and results of operations.

The senior secured credit facility contains restrictive covenants that limit our ability to engage in activities that may be in our long-term best interests. For example, our ability to use the net proceeds from this offering to make acquisitions or other equity investments is significantly restricted. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of our debt.

Our major customers may exert significant influence over us.

The vehicle component supply industry has traditionally been highly fragmented and serves a limited number of large OEMs. As a result, OEMs have historically had a significant amount of leverage over their outside suppliers. Our contracts with major OEM and Tier 1 customers frequently provide for an annual productivity cost reduction. Historically, cost reductions through product design changes, increased productivity and similar programs with our suppliers have generally offset these customer-imposed productivity cost reduction requirements. However, if we are unable to generate sufficient production cost savings in the future to offset price reductions, our gross margin and profitability would be adversely affected. In addition, changes in our customers’ purchasing policies or payment practices could have an adverse effect on our business.

The loss or insolvency of any of our major customers would adversely affect our future results.

We are dependent on several principal customers. Johnson Controls, for the fifty two weeks period ended December 31, 2013, accounted for approximately 14.0% of our net sales and our three largest customers, including Johnson Controls, accounted for approximately 24.4% of our net sales for such period. We have not entered into long-term agreements with any of our customers. Instead, we enter into a number of purchase order commitments with our customers, based on their current or projected needs. We have in the past lost, and may in the future, lose customers due to the highly competitive conditions in the automotive supply industry, including pricing pressures. A decision by any significant customer, whether motivated by competitive conditions, financial difficulties or otherwise, to materially decrease the amount of products purchased from us, to change their manner of doing business with us or to stop doing business with us could have a material adverse effect on our business, financial condition and results of operations.

We have no long-term contracts with customers.

We supply our products based on purchase orders placed by our customers from time to time but have no long-term contracts with our customers. We will commit to end-product pricing for a specified quantity of product for the duration of the vehicle’s production, generally three to five years. In the past, we successfully mitigated price volatility though aggressive supplier management and alternative material substitution strategies. Typically, our products are refreshed during a vehicle’s production life creating opportunities to modify pricing if material costs have risen. However, there can be no assurance that we will be able to implement or sustain such strategies in the future or modify pricing to pass material costs to customers. Our inability to do so could materially adversely affect our business, financial condition and results of operation.

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Our inability to compete effectively in the highly competitive vehicle component supply industry could result in lower prices for our products, reduced gross margins and loss of market share, which could have an adverse effect on our revenues and operating results.

The vehicle component supply industry is highly competitive. Our products primarily compete on the basis of price, breadth of product offerings, product quality, technical expertise and development capability, product delivery and product service. Increased competition may lead to price reductions resulting in reduced gross margins and loss of market share.

Current and future competitors may make strategic acquisitions or establish cooperative relationships among themselves or with others, foresee the course of market development more accurately than we do, develop products that are superior to our products, produce similar products at lower cost than we can or adapt more quickly to new technologies, industry or customer requirements. By doing so, they may enhance their ability to meet the needs of our customers or potential future customers. These developments could limit our ability to obtain revenues from new customers and to maintain existing revenues from our customer base. We may not be able to compete successfully against current and future competitors and the failure to do so may have a material adverse effect on our business, operating results and financial condition.

We rely on raw materials suppliers in our business and significant shortages, supplier capacity constraints or supplier production disruptions could adversely affect our financial condition and operating results.

Our reliance on suppliers to secure raw materials exposes us to volatility in the prices and availability of our products. A disruption in deliveries from suppliers could have a material adverse effect on our ability to meet our commitments to customers or increase our operating costs. Moreover, the cost of raw materials used in the production of our products, represents a significant portion of our direct manufacturing costs. The number of customers to which we are not able to pass on such price increases may increase in the future. We believe that our supply management and production practices are based on an appropriate balancing of the foreseeable risks and the costs of alternative practices. Nonetheless, price increases, supplier capacity constraints, supplier production disruptions or the unavailability of some raw materials may have a material adverse effect on our cash flows, competitive position, financial condition or results of operations. If we are not able to buy raw materials at fixed prices, or pass on price increases to our customers, we may lose orders or enter into orders with less favorable terms, any of which could have a material adverse effect on our business, financial condition, and results of operations.

We conduct certain of our manufacturing in Mexico and, therefore, are subject to risks associated with doing business outside the United States, including the possible effects of currency exchange rate fluctuations.

We have manufacturing facilities in Mexico. There are a number of risks associated with doing business in Mexico, including, exposure to local economic and political conditions, social unrest, including risks of terrorism or other hostilities, export and import restrictions, and the potential for shortages of trained labor. Our sales are denominated in U.S. dollars. Because a portion of our manufacturing costs are incurred in Mexican pesos, fluctuations in the U.S. dollar/Mexican peso exchange rate may have a material effect on our profitability, cash flows, financial position, and may significantly affect the comparability of our results between financial periods. Any depreciation in the value of the U.S. dollar in relation to the value of the Mexican peso will adversely affect the cost of our Mexican operations when translated into U.S. dollars. Similarly, any appreciation in the value of the U.S. dollar in relation to the value of the Mexican peso will decrease the cost of our Mexican operations when translated into U.S. dollars. These risks may materially adversely impact our results of operations and financial condition.

Prior periods of weakness in the global economy, the global credit markets and the financial services industry severely and negatively affected demand for automobiles and automobile parts and our business, financial condition, results of operations and cash flows.

Demand for and pricing of our products are subject to economic conditions and other factors present in the various markets where our products are sold. The level of demand for our products depends primarily upon the level of consumer demand for new vehicles that are manufactured with our products. The level of new vehicle purchases is cyclical, affected by such factors as general economic conditions, interest rates, consumer confidence, consumer preferences, patterns of consumer spending, fuel costs and the automobile replacement cycle.

The global economic crisis that prevailed throughout 2008 and 2009 resulted in delayed and reduced purchases of durable consumer goods, such as automobiles. Although the global economic climate has improved since 2009, if the global economy were to take another significant downturn, depending upon its length, duration and severity, our business, financial condition, results of operations, and cash flow would again be materially adversely affected.

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Our business is cyclical in nature and downturns in the automotive industry could reduce the sales and profitability of its business.

The demand for our products is largely dependent on the North American production of automobiles. The markets for our products have been cyclical, because new vehicle demand is dependent on, among other things, consumer spending and is tied closely to the overall strength of the economy. Because our products are used principally in the production of vehicles for the automotive market, our net sales, and therefore results of operations, are significantly dependent on the general state of the economy and other factors which affect these markets. A decline in vehicle production would adversely impact our results of operations and financial condition. In addition, the North American automotive market experienced a downturn during 2008 and 2009 as a result of general weakness in the North American economy. Although North American vehicle production continued to recover in 2012 and 2013 over the prior year periods, we cannot provide any assurance as to the length or level of the recovery from the recent decline, and any further decline would have an adverse impact on our business, financial condition and results of operations. Any extended downturn could again materially affect our business, financial condition and results of operations.

We are a holding company with no operations of our own, and we depend on our subsidiaries for cash to fund all of our operations and expenses, including to make payments on debt obligations of the holding company and make future dividend payments, if any.

Our operations are conducted entirely through our subsidiaries and our ability to generate cash to fund all of our operations and expenses, to pay dividends or to meet any debt service obligations is highly dependent on the earnings and the receipt of funds from our subsidiaries via dividends or intercompany loans. We currently expect to declare or pay dividends on our common stock; however, none of our subsidiaries will be obligated to make funds available to us for the payment of dividends. Further, the agreement governing our bank term loan and revolving credit facility, for which our subsidiary, Unique Fabricating NA is the borrower, restricts the ability of our subsidiaries to pay dividends, make loans or otherwise transfer assets to us. In addition, the laws of the jurisdictions in which our subsidiaries are organized may impose requirements that may restrict the ability of subsidiaries to pay dividends to us.

We may pursue acquisitions that involve inherent risks, any of which may cause us to not realize anticipated benefits.

Our business strategy includes the potential acquisition of businesses that we expect will complement and expand our business. For example, we acquired substantially all of the assets of PTI and Chardan. We may not be able to successfully identify suitable acquisition opportunities or complete any particular acquisition, combination or other transaction on acceptable terms. Our identification of suitable acquisition candidates involves risks inherent in assessing the values, strengths, weaknesses, risks and profitability of these opportunities including their effects on our business, diversion of our management’s attention and risks associated with unanticipated problems or unforeseen liabilities. If we are successful in pursuing future acquisitions, we may be required to expend significant funds, incur additional debt, or issue additional securities, which may materially and adversely affect our results of operations and be dilutive to our stockholders. If we spend significant funds or incur additional debt, our ability to obtain financing for working capital or other purposes could decline and we may be more vulnerable to economic downturns and competitive pressures. In addition, we cannot guarantee that we will be able to finance additional acquisitions or that we will realize any anticipated benefits from acquisitions that we complete. Should we successfully acquire another business, the process of integrating acquired operations into our existing operations may result in unforeseen operating difficulties and may require significant financial resources that would otherwise be available for the ongoing development or expansion of our existing business. Our failure to identify suitable acquisition opportunities may restrict our ability to grow our business.

Failure to successfully integrate the PTI Business, and the additional indebtedness incurred to finance the PTI Business acquisition, could adversely impact the price of our common stock and future business and operations.

On December 18, 2013, we completed our acquisition of the PTI Business. Our integration of the PTI Business into our operations will be a complex and time-consuming process that may not be successful. The primary areas of focus for successfully combining the PTI Business with our operations may include, among others: retaining and integrating management and other key employees; integrating information, communications and other systems; managing our growth after the acquisition; retaining customers; and integrating the supply chain. Even if we successfully integrate the PTI Business into our existing operations, we may not realize the anticipated benefits of the transaction. The anticipated benefits and cost savings may not be realized fully, or at all, or may take longer to realize than expected.

Following the acquisition of the PTI Business, our consolidated indebtedness is now greater than our indebtedness prior to the acquisition. The increased indebtedness and higher debt-to-equity ratio of our company may have the effect, among other things, of reducing our flexibility to respond to changing business and economic conditions and increasing borrowing costs. Our level of indebtedness could have important consequences. For example, it may: require a portion of our cash flow from operations for the payment of principal of, and interest on, our indebtedness, thus reducing our ability to use our cash flow to fund working capital, capital expenditures and general corporate requirements; and limit our ability to obtain additional financing to fund working capital, capital expenditures, additional acquisitions or general corporate requirements.

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We may experience increased costs and other disruptions to our business associated with labor unions.

As of June 29, 2014, we had 571 full-time employees, of whom 409 are hourly and 162 are salaried. In our Auburn Hills, Michigan facility, 129 hourly workers are represented by a labor union and are covered by a collective bargaining agreement which is effective through August 22, 2016. As of June 29, 2014, PTI had 123 full-time employees, of which 16 are represented by a labor union and are covered by a collective bargaining agreement which is effective through January 31, 2017. As of June 29, 2014, Chardan had 46 full-time employees with no organized labor representation. We cannot assure you that other of our employees will not be represented by a labor organization in the future or that any of our facilities will not experience a work stoppage or other labor disruption. Many of our customers and their suppliers also have unionized work forces. Work stoppages or slow-downs experienced by customers or their other suppliers could result in slow-downs or closures of assembly plants where our products are included in assembled commercial vehicles. Any work stoppage or other labor disruption involving our employees, employees of our customers (many of which customers have employees who are represented by unions), or employees of our suppliers could have a material adverse effect on our business, financial condition or results of operations by disrupting our ability to manufacture its products or reducing the demand for its products.

We would be adversely affected by the loss of key personnel.

Our success is dependent upon the continued services of our senior management team and other key employees. Although certain key members of our senior management have employment agreements for their continued services, there is no guaranty that each such person will choose to remain with us. The loss of any key employees (including such members of our senior management team) could materially adversely affect our business, results of operations and financial condition.

In addition, our success depends in part on our ability to attract, hire, train and retain qualified managerial, engineering, sales and marketing personnel. We face significant competition for these types of employees in its industry. We may be unsuccessful in attracting and retaining the personnel it requires to conduct its operations successfully. The loss of any member of our senior management team or other key employees could impair its ability to execute its business plans and strategic initiatives, cause it to lose customers and experience reduced net sales, or lead to employee morale problems and/or the loss of other key employees. In any such event, our financial condition, results of operations, internal control over financial reporting, or cash flows could be adversely affected.

Our results of operations may be negatively impacted by product liability lawsuits and claims.

Our automotive products expose us to potential product liability risks that are inherent in the design, manufacture, sale and use of our products. While we currently maintain what we believe to be suitable product liability insurance, we cannot assure you that we will be able to maintain this insurance on acceptable terms, that this insurance will provide adequate protection against potential liabilities or that our insurance providers will successfully weather the current economic downturn. One or more successful claims against us could materially and adversely affect our reputation and our financial condition, results of operations and cash flows.

Our businesses are subject to statutory environmental and safety regulations in multiple jurisdictions, and the impact of any changes in regulation and/or the violation of any applicable laws and regulations by our businesses could result in a material and adverse effect on our financial condition and results of operations.

We are subject to foreign, federal, state, and local laws and regulations governing the protection of the environment and occupational health and safety, including laws regulating air emissions, wastewater discharges, the generation, storage, handling, use and transportation of hazardous materials; the emission and discharge of hazardous materials into the soil, ground or air; and the health and safety of our colleagues. We are also required to obtain permits from governmental authorities for certain of our operations. We cannot assure you that we are, or have been, in complete compliance with such environmental and safety laws, regulations and permits. If we violate or fail to comply with these laws, regulations or permits, we could be fined or otherwise sanctioned by regulators. In some instances, such a fine or sanction could have a material and adverse effect on us. The environmental laws to which we are subject have become more stringent over time, and we could incur material expenses in the future to comply with environmental laws. We are also subject to laws imposing liability for the cleanup of contaminated property. Under these laws, we could be held liable for costs and damages relating to contamination at our past or present facilities and at third party sites to which we sent waste containing hazardous substances. The amount of such liability could be material.

Certain of our operations generate hazardous substances and wastes. If a release of such substances or wastes occurs at or from our properties, or at or from any offsite disposal location to which substances or wastes from our current or former operations were taken, or if contamination is discovered at any of our current or former properties, we may be held liable for the costs of cleanup and for any other response by governmental authorities or private parties, together with any associated fines, penalties or damages. In most jurisdictions, this liability would arise whether or not we had complied with environmental laws governing the handling of hazardous substances or wastes.

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We may be adversely affected by the impact of government regulations on our customers.

Although the products we manufacture and supply to vehicle customers are not subject to significant government regulation, our business is indirectly impacted by the extensive governmental regulation applicable to vehicle customers. These regulations primarily relate to emissions and noise standards imposed by the Environmental Protection Agency, or EPA, state regulatory agencies, such as the California Air Resources Board, or CARB, and other regulatory agencies around the world. Vehicle customers are also subject to the National Traffic and Motor Vehicle Safety Act and Federal Motor Vehicle Safety Standards promulgated by the National Highway Traffic Safety Administration. Changes in emission standards and other proposed governmental regulations could impact the demand for vehicles and, as a result, indirectly impact our operations. For example, new emission standards governing heavy-duty (Class 8) diesel engines that went into effect in the United States on October 1, 2002 and January 1, 2007 resulted in significant purchases of new trucks by fleet operators prior to such date and reduced short term demand for such trucks in periods immediately following such date. New emission standards for truck engines used in Class 5 to 8 trucks imposed by the EPA and CARB became effective in 2010. To the extent that current or future governmental regulation has a negative impact on the demand for vehicles, our business, financial condition or results of operations could be adversely affected.

We have only limited protection for our proprietary rights in our intellectual property, which makes it difficult to prevent third parties from infringing upon our rights.

Our success depends to a certain degree on our ability to protect our intellectual property and to operate without infringing on the proprietary rights of third parties. We have not been issued patents and have not registered trademarks with respect to our products. Our competitors could duplicate our designs, processes or other intellectual property or design around any processes or designs on which we may obtain patents or trademark protection in the future. In addition, it is possible that third parties may have or acquire licenses for other technology or designs that we may use or desire to use, so that we may need to acquire licenses to, or to contest the validity of, such patents or trademarks of third parties. Such licenses may not be made available to us on acceptable terms, if at all, and we may not prevail in contesting the validity of third party rights.

We protect trade secrets, know-how and other confidential information against unauthorized use by others or disclosure by persons who have access to them, such as our employees, through contractual or other arrangements. These arrangements may not provide meaningful protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use, misappropriation or disclosure of such trade secrets, know-how or other proprietary information. If we are unable to maintain the proprietary nature of our technologies, our revenues could be materially adversely affected.

Risks Related to Our Common Stock and this Offering

There has been no prior public market for our common stock and an active trading market may not develop.

Prior to this offering, there has been no public market for our common stock. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market on the NYSE MKT or otherwise or how liquid that market might become. The lack of an active market may impair the value of your shares and your ability to sell your shares at the time you wish to sell them. An inactive market may also impair our ability to raise capital by selling our common stock and may impair our ability to acquire other companies, products or technologies by using our common stock as consideration.

Our initial application to list our common stock on the NYSE MKT may not be approved and even if it is approved, there is no guarantee that we will be able to maintain our listing on the NYSE MKT.

Our common stock is not currently traded on any public market, but we intend to apply to have our common stock listed on the NYSE MKT. There is no guarantee that the NYSE MKT will approve our initial listing application or that we will be able to remedy any problems identified by the NYSE MKT that would prevent our listing. Additionally, even if we are listed on the NYSE MKT, we will be required to comply with certain quantitative and qualitative continued listing requirements, including a minimum bid price and corporate governance requirements. If we fail to meet these continued listing requirements, we may receive notification from the NYSE MKT of such failure, which must be publicly filed, and we could eventually be delisted from the NYSE MKT.

We expect that the price of our common stock will fluctuate substantially and you may not be able to sell your shares at or above the offering price.

You should consider an investment in our common stock risky and invest only if you can withstand a significant loss and wide fluctuations in the market value of your investment. The initial public offering price for the shares of our common stock sold in this offering will be determined by negotiation between us and the underwriter and will be based on several factors. This price may not reflect the market price of our common stock following this offering. You may be unable to sell your shares of common stock at or above the initial public offering price due to fluctuations in the market price of our common stock arising from changes in our operating performance or prospects. In addition, the volatility of automotive parts company stocks often does not correlate to the operating performance of the companies represented by such stocks. Some of the factors that may cause the market price of our common stock to fluctuate include:

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•	volume and timing of orders for our products;

•	quarterly variations in our or our competitors’ results of operations;

•	changes in earnings estimates or recommendations by securities analysts, if any, who cover our common stock;

•	failure to meet estimates or recommendations by securities analysts, if any, who cover our stock;

•	product liability claims or other litigation involving us;

•	sales of large blocks of our common stock, including sales by our executive officers, directors and significant stockholders;

•	changes in accounting principles; and

•	general market conditions and other factors, including factors unrelated to our operating performance or the operating performance of our competitors.

These and other external factors may cause the market price and demand for our common stock to fluctuate substantially, which may limit or prevent investors from readily selling their shares of common stock and may otherwise negatively affect the liquidity of our common stock. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the company that issued the stock. If our stockholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit regardless of the merits of the case or the eventual outcome. Such a lawsuit also would divert the time and attention of our management.

We may not be able to pay dividends.

We currently plan to pay dividends quarterly. However, our ability to pay dividends will be affected by our results and our needs for funds for use in our operations and to expand our business. In addition, our senior credit facility contains financial covenants which may have the effect of precluding or limiting the amounts that we can pay as dividends.

If our executive officers, directors and principal stockholders choose to act together, they will be able to exert significant influence over us and our significant corporate decisions and may act in a manner that advances their best interests and not necessarily those of other stockholders.

Upon completion of this offering, our executive officers, directors, and beneficial owners of 5% or more of our outstanding common stock and their affiliates will beneficially own approximately 33.7% of our outstanding common stock, or approximately 32.7% if the underwriter’s option to purchase additional shares is exercised in full. As a result, these persons, acting together, will have the ability to significantly influence the outcome of all matters requiring stockholder approval, including the election and removal of directors and any merger, consolidation, or sale of all or substantially all of our assets, and they may act in a manner that advances their best interests and not necessarily those of other stockholders, including investors in this offering, by among other things:

•	delaying, deferring or preventing a change in control of us;

•	entrenching our management and/or our board of directors;

•	impeding a merger, consolidation, takeover or other business combination involving us;

•	discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us; or

•	causing us to enter into transactions or agreements that are not in the best interests of all stockholders.

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Securities analysts may not initiate coverage of our common stock or may issue negative reports, which may have a negative impact on the market price of our common stock.

Securities analysts may elect not to provide research coverage of our common stock after the completion of this offering. If securities analysts do not cover our common stock after the completion of this offering, the lack of research coverage may cause the market price of our common stock to decline. The trading market for our common stock may be affected in part by the research and reports that industry or financial analysts publish about our business. If one or more of the analysts who elect to cover us downgrade our stock, our stock price would likely decline rapidly. If one or more of these analysts cease coverage of us, we could lose visibility in the market, which in turn could cause our stock price to decline. In addition, under the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and a global settlement among the Securities and Exchange Commission, or the SEC, other regulatory agencies and a number of investment banks, which was reached in 2003, many investment banking firms are required to contract with independent financial analysts for their stock research. It may be difficult for a company such as ours, with a smaller market capitalization, to attract independent financial analysts that will cover our common stock. This could have a negative effect on the market price of our stock.

Investors in this offering will pay a much higher price than the book value of our common stock and, therefore, will incur immediate and substantial dilution of your investment.

If you purchase common stock in this offering, you will pay more for your shares than the amounts paid by existing stockholders for their shares. You will incur immediate and substantial dilution of $8.81 per share, representing the difference between the initial public offering price per share of our common stock and our pro forma net tangible book value per share after giving effect to this offering based on an assumed initial public offering price of $9.00 per share of our common stock, which is the midpoint of the price range set forth on the cover of this prospectus. In the past, we have also issued options and warrants to acquire common stock at prices significantly below the assumed initial public offering price. To the extent these outstanding options and warrants are ultimately exercised, you will sustain further dilution. For a further description of the dilution you will incur in this offering, see the “Dilution” section of this prospectus.

Future sales of our common stock in the public market after this offering may cause our stock price to decline and impair our ability to raise future capital through the sale of our equity securities.

Upon completion of this offering, our current stockholders will hold a substantial number of shares of our common stock that they will be able to sell in the public market. Sales by our current stockholders of a substantial number of shares after this offering or the perception that substantial sales may be made, could significantly reduce the market price of our common stock. These sales might also make it more difficult for us to sell equity securities at a time and price that we deem appropriate. The lock-up agreements delivered by our executive officers, directors and our stockholders who beneficially own more than 5% of our common stock provide that Taglich Brothers, Inc., in its sole discretion, may release those parties, at any time or from time to time and without notice, from their obligation not to dispose of shares of common stock for a period of 180 days after the date of this prospectus. Taglich Brothers, Inc. has no pre-established conditions to waiving the terms of the lock-up agreements, and any decision by it to waive those conditions would depend on a number of factors, which may include market conditions, the performance of the common stock in the market and our financial condition at that time.

After this offering, we will have outstanding 8,614,998 shares of common stock, based upon shares of common stock outstanding as of June 29, 2014, which assumes no exercise of the underwriter’s over-allotment option and no exercise of outstanding options or warrants. This includes the shares we are selling in this offering, which may be resold in the public market immediately. Of the remaining shares, (1) 2,822,295 shares of common stock (and an additional 125,631 shares issuable upon exercise of currently exercisable warrants and stock options) will be subject to lock-up agreements, (2) [_____] shares will not be subject to lock-up agreements, have been beneficially owned by non-affiliates, for more than one year, and are tradable without restriction under Rule 144 immediately and (3) [_____] shares will not be subject to lock-up agreements, are held by non-affiliates, were issued on December 18, 2013 and will become eligible for sale under Rule 144, without regard to any restrictions under Rule 144, on the first anniversary of their issuance.

Following the completion of this offering, we also intend to register all shares of our common stock that we may issue pursuant to the 2013 Stock Incentive Plan and the 2014 Omnibus Performance Award Plan. Shares issued by us upon exercise of options granted under our stock plans would be eligible for sale in the public market upon the effective date of the registration statement for those shares, subject to the lock-up agreements described in the “Underwriting” section of this prospectus. If any of these holders cause a large number of securities to be sold in the public market, the sales could reduce the trading price of our common stock. These sales also could impede our ability to raise future capital. Please see the “Shares Eligible for Future Sale” section of this prospectus for a description of sales that may occur in the future.

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Our management team may allocate the proceeds of this offering in ways in which you may not agree.

We intend to use the net proceeds from this offering to increase our capitalization and financial flexibility by repaying our 16% senior subordinated note, increase our visibility in the marketplace and create a public market for our common stock. In addition, to repaying the 16% senior subordinated note, we intend to use a portion of the net proceeds to temporarily reduce borrowings under the revolver portion of the senior credit facility. Our ability to re-borrow the amounts paid under the revolver will depend on our compliance with the terms of the senior credit facility. There can be no assurance that we will be able to re-borrow under the senior credit facility amounts repaid with the net proceeds of this offering. We retain broad discretion in the use of proceeds and our ultimate use of these proceeds may vary substantially from their currently intended use. If we exercise our discretion in the use of the net proceeds, stockholders may not agree with such uses, and we may use the net proceeds in a manner that does not increase our operating results or market value.

Anti-takeover provisions in our organizational documents and Delaware law may discourage or prevent a change in control, even if an acquisition would be beneficial to our stockholders, which could affect our stock price adversely and prevent attempts by our stockholders to replace or remove our current management.

Our restated certificate of incorporation and restated bylaws that will be in effect upon the completion of this offering contain provisions that could discourage, delay or prevent a merger, acquisition or other change in control of our company or changes in our board of directors that our stockholders might consider favorable, including transactions in which you might receive a premium for your shares. These provisions also could limit the price that investors might be willing to pay in the future for shares of our common stock, thereby depressing the market price of our common stock. Stockholders who wish to participate in these transactions may not have the opportunity to do so. Furthermore, these provisions could prevent or frustrate attempts by our stockholders to replace or remove management. These provisions:

•	allow the authorized number of directors to be changed only by resolution of our board of directors;

•	provide for a classified board of directors, such that not all members of our board will be elected at one time;

•	prohibit our stockholders from filling board vacancies, limit who may call stockholder meetings, and prohibit the taking of stockholder action by written consent; and

•	require advance written notice of stockholder proposals that can be acted upon at stockholders meetings and of director nominations to our board of directors.

In addition, we are subject to the provisions of Section 203 of the Delaware General Corporation Law, which may prohibit certain business combinations with stockholders owning 15% or more of our outstanding voting stock. Any delay or prevention of a change in control transaction or changes in our board of directors could cause the market price of our common stock to decline.

Risks Related to Public Companies

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 and the reduced disclosure requirements applicable to emerging growth companies may make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including (1) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, (2) reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements and (3) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. In addition, as an emerging growth company, we have only included two years, rather than the customary three, of audited financial statements and two years, rather than the customary five, of selected financial data in this prospectus. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We are electing to delay such adoption of new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As a result of this election, our financial statements may not be comparable to the financial statements of other public companies that comply with all public company accounting standards.

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We may take advantage of these exemptions until we are no longer an emerging growth company. Under the JOBS Act, we may be able to maintain emerging growth company status for up to five years, although circumstances could cause us to lose that status earlier, including if the market value of our common stock held by non-affiliates exceeds $700 million as of the last business day of our second quarter during any fiscal year before the end of such five-year period or if we have total annual gross revenue of $1.0 billion or more during any fiscal year before that time, in which cases we would no longer be an emerging growth company as of the following December 31. Additionally, if we issue more than $1.0 billion in non-convertible debt during any three-year period before that time, we would cease to be an emerging growth company immediately. Even after we no longer qualify as an emerging growth company, we may still qualify as a “smaller reporting company,” which would allow us to take advantage of many of the same exemptions from disclosure requirements, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. We cannot predict whether investors will find our common stock less attractive because of our reliance on any of these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

New regulations related to conflict minerals may force us to incur additional expenses and otherwise adversely impact our business.

The U.S. Securities and Exchange Commission, or the SEC, has promulgated final rules mandated by the Dodd-Frank Act regarding disclosure of the use of tin, tantalum, tungsten and gold, known as conflict minerals, in products manufactured by public companies. These new rules require ongoing due diligence to determine whether such minerals originated from the Democratic Republic of Congo, or the DRC, or an adjoining country and whether such minerals helped finance the armed conflict in the DRC. Reporting obligations for the rule began May 31, 2014 and are required annually thereafter. As a new public company, we will be required to comply with the reporting obligations beginning with our fiscal year ended December [__], 2016. There will be costs associated with complying with these disclosure requirements, including costs to determine the origin of conflict minerals in our products. The implementation of these rules and their effect on customer, supplier and/or consumer behavior could adversely affect the sourcing, supply and pricing of materials used in our products. As a result, we may also incur costs with respect to potential changes to products, processes or sources of supply. We may face disqualification as a supplier for customers and reputational challenges if the due diligence procedures we implement do not enable us to verify the origins for all conflict minerals used in our products or to determine if such conflict minerals are conflict-free. Accordingly, the implementation of these rules could have a material adverse effect on our business, results of operations and/or financial condition.

We will incur increased costs as a result of being a public company, particularly after we are no longer an “emerging growth company” and our management expects to devote substantial time to public company compliance programs.

As a public company, and increasingly after we are no longer an “emerging growth company” or a “smaller reporting company” we will incur significant legal, insurance, accounting and other expenses that we did not incur as a private company. In addition, our administrative staff will be required to perform additional tasks. For example, in anticipation of becoming a public company, we will need to adopt additional internal controls and disclosure controls and procedures, engage a transfer agent, adopt an insider trading policy and bear all of the internal and external costs of preparing and distributing periodic public reports in compliance with our obligations under the securities laws. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment will result in increased general and administrative expenses and may divert management’s time and attention from product development and commercialization activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us, and our business may be harmed. In addition, if we are unable to continue to meet these requirements, we may not be able to maintain the listing of our common stock on the NYSE MKT which would likely have a material adverse effect on the trading price of our common stock.

In connection with this offering, we are increasing our directors’ and officers’ insurance coverage, which will increase our insurance cost. In the future, it will be more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified executive officers and qualified members of our board of directors, particularly to serve on our audit and compensation committees.

Our internal control over financial reporting does not currently meet the standards required by Section 404 of the Sarbanes-Oxley Act, and failure to achieve and maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could result in material misstatements of our annual or interim financial statements and have a material adverse effect on our business and share price.

We are not currently required to comply with the SEC’s rules that implement Section 404 of the Sarbanes-Oxley Act, and are therefore not yet required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a public company, we will however be required to comply with certain of these rules, which will require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting commencing with our second annual report. This assessment will need to include the disclosure of any material weaknesses or significant deficiencies in our internal control over financial reporting identified by our management or our independent registered public accounting firm. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. A “significant deficiency” is a deficiency, or a combination of deficiencies, in internal controls over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of our financial reporting, including the audit committee of the board of directors.

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Our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal control over financial reporting until the later of our second annual report or the first annual report required to be filed with the Commission following the date we (1) are no longer an “emerging growth company” as defined in the JOBS Act and (2) no longer qualify as a “smaller reporting company,” as defined under the Securities Exchange Act of 1934 or the Exchange Act. However, in connection with our audit for the year ended December 29, 2013, our independent registered public accounting firm identified two material weaknesses, one that the chief financial officer had almost complete responsibility for the processing of financial information and the second that our financial department did not have available capacity to process in a timely manner complex, non-routine transactions. Our independent registered public accounting firm also identified a significant deficiency in the internal controls at one of our subsidiaries: one individual at the subsidiary had full access to network and financial applications and the ability to post transactions without additional review procedures.

We have addressed the material weaknesses and significant deficiency identified by our independent registered public accounting firm, including by hiring additional senior accounting staff. However, in the event that our internal controls over financial reporting is perceived as inadequate, or that we are unable to produce timely or accurate financial statements, investors may lose confidence in our operating results and the trading price of our common stock could decline.

Finally, as a private company, we have not previously been required to prepare quarterly financial statements, nor have we been required to generate financial statements in the time periods mandated for public companies by the Commission’s reporting requirements. We believe that we will need to expand our accounting resources, including the size and expertise of our internal accounting team, to effectively execute a quarterly close process and on an appropriate time frame for a public company. If we are unsuccessful or unable to sufficiently expand these resources, we may not be able to produce U.S. GAAP-compliant financial statements on a time frame required to comply with our reporting requirements under the Exchange Act, and the financial statements we produce may contain material misstatements, either of which could cause investors to lose confidence in our financial reports and our financial reporting generally, which could lead to a decline in the trading price of our common stock.

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to us. These forward-looking statements are contained principally in, but not limited to, the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” These statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	our financial performance, including our revenue, costs, expenditures, growth rates and operating expenses, and our ability to maintain profitability;

•	our ability to maintain our rate of revenue growth;

•	our ability to expand our customer base;

•	our ability to adapt to changing market conditions;

•	our ability to effectively manage our growth;

•	the effects of increased competition in our markets and our ability to compete effectively;

•	our ability to maintain, protect and enhance our intellectual property;

•	costs associated with defending intellectual property infringement and other claims;

•	our ability to successfully enter new markets;

•	our expectations concerning relationships with third parties;

•	our ability to attract and retain qualified employees and key personnel; and

•	other factors discussed in this prospectus under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

In addition, in this prospectus, the words “anticipate,” “believe,” “continue,” “could,” “seek,” “might,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “approximately,” “project,” “should,” “will,” “would” or the negative or plural of these words or similar expressions, as they relate to our company, business and management, are intended to identify forward-looking statements. In light of these risks and uncertainties, the future events and circumstances discussed in this prospectus may not occur, and actual results could differ materially from those anticipated or implied in the forward-looking statements.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. We discuss these risks in greater detail in “Risk Factors” and elsewhere in this prospectus. We derive many of our forward-looking statements from our operating budgets and forecasts, which we base on many assumptions. While we believe that our assumptions are reasonable, we caution that it is difficult to predict the impact of known factors, and it is impossible for us to anticipate all factors that could affect our actual results. Given these uncertainties, you should not place undue reliance on these forward-looking statements. You should read this prospectus and the documents that we have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

Forward-looking statements speak only as of the date of this prospectus. We caution you that the foregoing list of important factors may not contain all of the material factors that are important to you. Except as required by law, we assume no obligation to publicly update or revise any forward-looking statement to reflect actual results, changes in assumptions based on new information, future events or otherwise. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

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USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of 1,875,000 shares of our common stock that we are selling in this offering will be approximately $14.93 million, assuming an initial public offering price of $9.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discount and estimated offering expenses payable by us. If the underwriters’ option to purchase additional shares is exercised in full, we estimate that we will receive additional net proceeds of approximately $2.33 million.

A $1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) the net proceeds to us by $1.73 million, after deducting the underwriting discount, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

The principal purposes of this offering are to increase our capitalization and financial flexibility, increase our visibility in the marketplace and create a public market for our common stock. We intend to use the net proceeds from this offering to repay the approximate $13.13 million principal amount of our 16% senior subordinated note due March 16, 2018, together with accrued interest thereon and a prepayment premium estimated to be approximately $0.37 million as of January 1, 2015. $11.50 million principal amount of the 16% senior subordinated note was issued in March 2013 to finance, in part, our acquisition. An additional $1.50 million principal amount of the note was issued in December 2013 to finance, in part, the acquisition of the PTI Business. The remaining $0.13 million principal amount was issued to pay interest in kind. We will use proceeds remaining after payment of the 16% senior subordinated note, including any proceeds we receive if the over-allotment is exercised by our underwriter, to temporarily reduce borrowings under our revolving credit facility. Amounts paid under the facility will be available to be re-borrowed, subject to our compliance with the terms of the facility. If the net proceeds from this offering are not sufficient to pay the 16% senior subordinated note in full, we will borrow under the revolver portion of our senior credit facility to augment the proceeds of this offering. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Borrowings under the revolver portion of our senior credit facility are used for general corporate purposes, including working capital, sales and marketing activities and general and administrative matters.

We retain broad discretion in the use of the net proceeds from this offering and could utilize the proceeds for purposes other than the repayment of the 16% senior subordinated note and borrowings under the revolver portion of our senior credit facility, including any proceeds we receive if the overallotment option is exercised by our underwriter. We may use net proceeds in ways that do not necessarily improve our results of operations or enhance the value of our common stock. Pending the uses described above, we intend to repay borrowings under our revolver, which will be available to be re-borrowed, subject to our compliance with the terms of the facility and to invest any net proceeds that are not so used in short term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

DIVIDEND POLICY

We have never declared or paid cash dividends on our common stock. Our payment of dividends on our common stock in the future will be determined by our board of directors in its sole discretion and will depend on business conditions, our financial condition, earnings, liquidity and capital requirements. Our senior credit facility contains financial covenants which may have the effect of precluding or limiting the amounts that we can pay as dividends. We currently anticipate paying dividends on our common stock quarterly commencing in the [_____] quarter of 2015 at an estimated rate of $0.15 per share per quarter.

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CAPITALIZATION

The following table sets forth our cash and cash equivalents, and our capitalization as of June 29, 2014:

•	on an actual basis; and

•	on a pro forma as adjusted basis, giving effect to our sale and issuance of 1,875,000 shares of our common stock in this offering at an assumed initial public offering price of $9.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus and after deducting the underwriting discount and estimated offering expenses payable by us and application of the net proceeds to repay our 16% senior subordinated note and temporarily reduce borrowings under our senior credit facility.

You should read the information in this table together with “Selected Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Common Stock,” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	June 29, 2014
	Actual	Adjustments (1)	Pro Forma As Adjusted
		(in thousands)
Cash and cash equivalents	$1,779	-	$1,779
Senior credit facility, including current portion	29,163	(1,423)	27,740
16% senior subordinated note (2)	12,635	(12,635)	-
Other debt	553	-	553
Total Debt	42,351		28,293
Temporary Equity (3)	4,593	2,316	6,909
Stockholders’ equity:
Common stock, $0.0003 par value – 7,500,000 shares authorized and 6,739,998 shares issued and outstanding, actual; 15,000,000 shares authorized and 8,614,998 shares issued and outstanding, pro forma as adjusted (4)	1	1	2
Additional paid-in capital (5)	13,713	14,154	27,867
Retained earnings (2) (6)	2,413	(2,413)	-
Total stockholders’ equity	16,127		27,869
Total capitalization	$63,071		$63,071

(1)	As adjusted to give effect to this offering. Proceeds remaining after payment of the 16% senior subordinated note will be used to temporarily reduce borrowings under the revolver portion of the senior credit facility. Amounts paid under the facility will be available to be re-borrowed subject to compliance with the terms of the facility.

(2)	Our 16% senior subordinated note is recorded on our financial statements at a $0.50 million discount to the principal amount due, reflecting the capital debt expenses incurred in connection with its issuance. The principal amount of the note is $13.13 million. We anticipate a $0.50 million debt extinguishment charge upon repayment of the notes. In addition, we anticipate paying a $0.37 million premium upon repayment of the note, both of which will reduce retained earnings through a charge to net income.

(3)	Adjustments to Temporary Equity relate to (A) $0.17 million decrease as a result of the reclassification of 999,999 shares of common stock issued as founders shares that we are required to purchase at $0.167 per share, if we complete an initial public offering at a price of less than $4 per share, to common stock and additional paid-in capital upon completion of this offering, as we will no longer will be required to purchase such shares, and (B) $2.48 million increase for the accretion of the increase in redemption value (using the straight-line method to the earliest known redemption date) of the 1,415,400 shares of common stock issued to Peninsula, which it may require us to redeem at fair market value, based upon the assumed initial public offering price of $9.00 per share as the fair value. See “Certain Relationships and Related Transactions,” “Shares Eligible for Future Sale” and note 9 to our consolidated financial statements.

(4)	Adjustments to common stock reflect (A) the par value of the shares issued in this offering, plus (B) the reclassification of the par value of the 999,999 shares of common stock issued as founders shares described in note (3) above.

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(5)	Adjustments to additional paid-in capital reflects (A) $14.93 million in net proceeds from the shares issued in this offering, after deducting $1.95 million for the underwriting discount and estimated expenses associated with the offering, and the par value of the shares issued, plus (B) $0.17 million for the reclassification of the value (net of par value) of the 999,999 shares of common stock issued as founders shares described in note (3) above, less (C) $0.94 million for the portion of the accretion of the redemption value of the 1,415,400 shares of common stock issued to Peninsula described in note (3) above remaining after reducing retained earnings to zero as described in note (6) below.

(6)	Reflects $1.54 million reduction for the portion of the accretion of the redemption value of the 1,415,400 shares of common stock issued to Peninsula described in note (3) above that reduces retained earnings to zero.

A $1.00 increase (decrease) in the assumed initial public offering price of $9.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the amounts of our pro forma senior credit facility by $1.72 million, while increasing (decreasing) temporary equity by $0.42 million and stockholders’ equity by $1.3 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discount. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual initial public offering price and terms of this offering determined at pricing.

The outstanding share information in the pro forma column and the pro forma as adjusted column in the capitalization table above does not include:

•	495,000 shares of common stock issuable upon the exercise of options, issued under our 2013 Equity Compensation Plan, outstanding as of June 29, 2014, at a weighted average exercise price of $3.33 per share;

•	139,200 shares of common stock reserved for issuance upon the exercise of warrants outstanding as of June 29, 2014, at a weighted average exercise price of $3.33 per share;

•	30,405 shares of common stock reserved for issuance under our 2013 Stock Incentive Plan; and

•	250,000 shares of common stock reserved for future grants or issuance under our 2014 Omnibus Performance Award Plan.

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DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted immediately to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering. Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the pro forma as adjusted net tangible book value per share of our common stock immediately after completion of this offering.

Our historical net tangible book value as of June 29, 2014 was $(12.42 million), or $(1.84) per share. After giving effect to the sale by us of shares of our common stock in this offering at the assumed initial public offering price of $9.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discount and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of June 29, 2014 would have been $1.64 million, or $0.19 per share. This represents an immediate increase in pro forma net tangible book value of $2.03 per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of $8.81 per share to investors purchasing shares of our common stock in this offering at the assumed initial public offering price. The following table illustrates this dilution:

Assumed initial public offering price per share		$9.00
Net tangible book value per share as of June 29, 2014, before giving effect to this offering	$(1.84)
Increase in pro forma as adjusted net tangible book value per share attributable to new investors	2.03
Pro forma as adjusted net tangible book value per share after giving effect to this offering		0.19
Dilution in pro forma as adjusted net tangible book value per share to new investors in this offering		$8.81

Our pro forma as adjusted net tangible book value will be $3.97 million, or $0.45 per share, and the dilution per share of common stock to new investors will be $8.55, if the underwriters’ option to purchase additional shares is exercised in full.

Each $1.00 increase (decrease) in the assumed initial public offering price of $9.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value by $1.73 million, or $0.19 per share, and the pro forma dilution per share to investors in this offering by $0.81 per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discount.

The following table presents, as of June 29, 2014, the differences between existing stockholders and new investors purchasing shares of our common stock in this offering with respect to the number of shares purchased from us, the total consideration paid or to be paid to us, which includes net proceeds received from the issuance of our common stock and the average price per share paid or to be paid to us at the assumed initial public offering price of $9.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, before deducting the estimated underwriting discount and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	6,739,998	78.2%	$19,299,999	53.4%	$2.86
New investors	1,875,000	21.8%	16,875,000	46.6%	9.00

Total	8,614,998	100.0%	$36,174,999	100.0%	$4.20

Each $1.00 increase (decrease) in the assumed initial public offering price of $9.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid to us by new investors and total consideration paid to us by all stockholders by $1,875,000, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, before deducting the underwriting discount.

If the underwriters’ option to purchase additional shares is exercised in full, the number of shares held by existing stockholders after this offering would be 6,739,998, or 75.8%, and the number of shares held by new investors would increase to 2,156,250, or 24.2%, of the total number of shares of our common stock outstanding after this offering.

The tables and discussion above is based on 6,739,998 shares outstanding as of June 29, 2014 and excludes:

•	495,000 shares of common stock issuable upon the exercise of options outstanding as of June 29, 2014, at a weighted average exercise price of $3.33 per share;

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•	139,200 shares of common stock reserved for issuance upon the exercise of warrants outstanding as of June 29, 2014, at a weighted average exercise price of $3.33 per share;

•	30,405 shares of common stock reserved for issuance under our 2013 Stock Incentive Plan; and

•	250,000 shares of common stock reserved for future grants or issuance under our 2014 Omnibus Performance Award Plan.

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UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The unaudited pro forma statements of operations for the year ended December 29, 2013 and the twenty six weeks ended June 29, 2014 present our consolidated results of operations after giving effect to

•	the acquisition of the PTI Business on December 18, 2013, pursuant to the Asset Purchase Agreement by and among Unique Fabricating Inc., Unique-Prescotech, Inc., Prescotech Holdings, Inc., Prescotech Industries, Inc., Prescotech Real Estate Holdings, LLC and the stockholders of Prescotech Holdings, Inc.;

•	the acquisition of the Chardan Business on February 6, 2014, pursuant to the Asset Purchase Agreement by and among Unique-Chardan, Inc., Unique Fabricating Inc., Chardan, Corp. and the sole stockholder of Chardan, Corp.; and

•	this offering and the use of proceeds from this offering

as if each had been completed as of the year ended December 31, 2012 (first day of the 2013 fiscal year). The unaudited pro forma financial information has been prepared based on our historical consolidated financial statements, the historical financial statements of PTI and Chardan and the assumptions and adjustments described in the notes to the unaudited pro forma financial information below. The adjustments necessary to fairly present the unaudited pro forma financial information have been based on available information and assumptions we believe are reasonable and are presented for illustrative purposes only. The unaudited pro forma financial information does not purport to represent our consolidated results of operations that would actually have occurred had the transactions referred to above been consummated on the dates assumed or to project our consolidated results of operations for any future date or period. The presentation of the unaudited pro forma financial information is prepared in conformity with Article 11 of Regulation S-X.

Our historical financial information and the historical information for PTI and Chardan have been derived from consolidated financial statements and related notes to each of such financial statements included elsewhere in this prospectus.

For purposes of the unaudited pro forma financial information, we have assumed that shares of common stock will be issued by us at a price per share equal to the midpoint of the estimated offering price range set forth on the cover page of this prospectus.

The unaudited pro forma financial information should be read together with “Capitalization,” “Selected Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the financial statements of PTI and Chardan and related notes to each of such financial statements included elsewhere in this prospectus.

Twenty Six Weeks Ended June 29, 2014

					As Adjusted
			Proforma		Before	IPO		Unique
	Unique	Chardan	Adjustments		Offering	Adjustments		Proforma
	(in thousands, except per share data)
Net sales	$61,555	$2,097	$(1,372	)(1)	$62,280	$0		$62,280
Cost of sales	46,257	1,572	(1,710	)(1)(2)(3)	46,119	0		46,119
Gross profit	15,298	525	338		16,161	0		16,161
SG&A expenses	10,489	301	(179	)(4)(5)	10,611	0		10,611
Operating income	4,809	224	517		5,550	0		5,550
Interest expense	1,888	0	14	(6)	1,902	(1,108	)(8)	794
Other income	28	0	0		28	0		28
Income before taxes	2,949	224	503		3,676	1,108		4,784
Provision for income taxes	871	86	207	(7)	1,164	410	(7)	1,574
Net income	$2,078	$138	$296		$2,512	$698		$3,210
Basic earnings per share					$0.37			$0.39
Diluted earnings per share					$0.37			$0.39

Notes to unaudited proforma statement of operations.

(1)	Assumes intercompany sales and cost of sales of $1.37 million between Unique and Chardan are eliminated.
(2)	Reflects $0.001 million reduction to cost of sales necessary to show twenty six weeks of depreciation expense based on the purchase price allocated to property, plant and equipment and revised estimates of depreciable lives.
(3)	Reflects $0.34 million decrease in cost of sales for the reversal of the amortization of step-up in inventory basis to estimated fair market value as a result of purchase accounting.

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(4)	Reflects increase of $0.01 million in SG&A necessary to show twenty six weeks of amortization expense based on purchase price allocated to intangible assets.
(5)	Assumes $0.19 million of transaction costs incurred in the acquisition of Chardan are added back.
(6)	Reflects $0.01 million increase necessary to show twenty six weeks of interest expense on the debt used to fund acquisition.
(7)	Adjusted to reflect a combined federal and state income tax rate of 37% applied to the proforma pre-tax earnings of Chardan, which was taxed as a Subchapter S corporation prior to the acquisition. Assumes combined federal and state income tax rate of 37% applied to remaining proforma adjustments.
(8)	Reflects $1.04 million reduction in interest expense as a result of the repayment of the 16% senior subordinated note as described in "Use of Proceeds", as if such repayment occurred on December 29, 2013, and a reduction of $0.07 million of amortization of debt issuance costs, a result of the assumed repayment of the 16% senior subordinated note.

Year Ended December 29, 2013

						As Adjusted
				Proforma		Before	IPO		Unique
	Unique	PTI	Chardan	Adjustments		Offering	Adjustments		Proforma
	(in thousands, except per share data)
Net sales	$79,938	$27,270	$3,944	$(2,591	)(1)	$108,561	$0		$108,561
Cost of sales	61,461	20,794	2,674	(3,375	)(1)(2)(3)	81,554	0		81,554
Gross profit	18,477	6,476	1,270	784		27,007	0		27,007
SG&A expenses	16,876	4,436	529	(2,655	)(2)(4)(5)(6)	19,186	0		19,186
Operating income	1,601	2,040	741	3,439		7,821	0		7,821
Interest expense	2,554	281	23	1,151	(7)(8)	4,009	(2,337	)(10)	1,672
Other income	21	0	0	0		21	0		21
(Loss) income before taxes	(932)	1,759	718	2,288		3,833	2,337		6,170
(Benefit) provision for income taxes	(164)	47	14	1,525	(9)	1,422	865	(9)	2,287
Net (loss) income	$(768)	$1,712	$704	$763		$2,411	$1,472		$3,883
Basic earnings per share						$0.48			$0.64
Diluted earnings per share						$0.48			$0.64

Notes to unaudited proforma statement of operations.

(1)	Assumes intercompany sales and cost of sales of $2.59 million between Unique and Chardan are eliminated.
(2)	Reflects $0.05 million reduction to cost of sales and $0.14 million reduction in SG&A expenses necessary to show twelve months of depreciation expense based on the purchase price allocated to property, plant and equipment and revised estimates of depreciable lives.
(3)	Reflects $0.73 million decrease in cost of sales for the reversal of the amortization expense of step-up inventory basis to estimated market value as a result of purchase accounting.
(4)	Assumes $0.69 million of transaction costs incurred by successor in the acquisitions of Unique and PrescoTech are added back.
(5)	Reflects $0.97 million increase in SG&A necessary to show twelve months of amortization expense based on purchase price allocated to intangible assets.
(6)	Assumes change in control and other transaction expenses of $2.80 million incurred by predecessor during 2013 are added back.
(7)	Reflects $0.01 million reduction necessary to show twelve months of amortization of deferred financing costs from the acquisitions.
(8)	Reflects $1.16 million increase necessary to show twelve months of interest expense on the debt used to fund acquisitions.
(9)	Adjusted to reflect a combined federal and state income tax rate of 37% applied to the proforma pre-tax earnings of PTI and Chardan, both of which were taxed as Subchapter S corporations prior to acquisition. Assumes combined federal and state income tax rate of 37% applied to remaining proforma adjustments, with the exception of non-deductible intangible asset amortization and non-deductible portion of predecessor transaction costs.
(10)	Reflects $2.07 million reduction in interest expense as a result of the repayment of the 16% senior subordinated note as described in "Use of Proceeds", as if such repayment occurred on December 31, 2012, and a reduction of $0.26 million of amortization of debt issuance costs as a result of the assumed repayment of the 16% senior subordinated note.

27

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following selected consolidated financial and other data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, which are included elsewhere in this prospectus. Our policy is that fiscal years end annually on the Sunday closest to December 31. The consolidated statements of operations data for the years ended December 30, 2012 and December 29, 2013 and the consolidated balance sheet data as of December 30, 2012 and December 29, 2013 are derived from the audited consolidated financial statements that are included elsewhere in this prospectus. The consolidated statements of operations data for the period from December 31, 2012 to March 17, 2013, March 18, 2013 to June 30, 2013 and the twenty six weeks ended June 30, 2013 and as of June 29, 2014 are derived from unaudited financial statements included elsewhere in the prospectus. Our historical results are not necessarily indicative of the results to be expected in the future.

Twenty Six Weeks Ended June 2013 and 2014

	Predecessor	Successor	Combined	Successor
	Period from	Period from	Twenty six weeks	Twenty six weeks
	Dec 31 -	Mar 18 -	Ended	Ended
	Mar 17, 2013	Jun 30, 2013	Jun 30, 2013	Jun 29, 2014
	(in thousands, except per share data)
Net sales	$16,378	$23,099	$39,477	$62,123
Cost of sales	12,717	17,755	30,472	46,444
Gross profit	3,661	5,344	9,005	15,679
SG&A	5,026	4,612	9,638	10,702
Operating (loss) income	(1,365)	732	(633)	4,977
Interest expense	245	814	1,059	1,888
Other income	-	-	-	28
(Loss) income before taxes	(1,610)	(82)	(1,692)	3,177
(Benefit) provision for income taxes	(450)	(14)	(464)	956
Net (loss) income	$(1,160)	$(68)	$(1,228)	$2,161
Basic (loss) earnings per share		$(0.01)		$0.32
Diluted (loss) earnings per share		$(0.01)		$0.32

Cash flow data
Cash flow provided by (used in):
Operating activities	$(256)	$(1,829)	$(2,085)	$2,087
Investing activities	(506)	(29,620)	(30,126)	(2,935)
Financing activities	544	31,782	32,326	1,736
Other financial data
Adjusted EBITDA	$1,548	$1,878	$3,426	$6,951

Fiscal years 2012 and 2013

	Predecessor		Successor	Combined
	Year Ended	Period from	Period from	Year Ended
	Dec 30,	Dec 31 -	Mar 18 -	Dec 29,
	2012	Mar 17, 2013	Dec 29, 2013	2013
	(in thousands, except per share data)
Net sales	$70,037	$16,378	$63,989	$80,367
Cost of sales	53,331	12,717	49,094	61,811
Gross profit	16,706	3,661	14,895	18,556
SG&A	10,673	5,026	12,069	17,095
Operating income (expense)	6,033	(1,365)	2,826	1,461
Interest expense	1,198	245	2,310	2,555
Other income	21	-	22	22
Income (loss) before taxes	4,856	(1,610)	538	(1,072)
Provision (benefit) for income taxes	1,699	(450)	286	(164)
Net income (loss)	$3,157	$(1,160)	$252	$(908)
Basic earnings per share			$0.05
Diluted earnings per share			$0.05

Cash flow data
Cash flow provided by (used in):
Operating activities	$2,396	$(256)	$(253)	$(509)
Investing activities	(899)	(506)	(45,988)	(46,494)
Financing activities	(1,301)	544	47,133	47,677
Other financial data
Adjusted EBITDA	$7,555	$1,547	$5,682	$7,229

28

Selected Balance Sheet Information

	Predecessor	Successor
	As of	As of	As of
	Dec 30,	Dec 29,	Jun 29,
	2012	2013	2014
	(in thousands)
Working capital (1)	$8,740	$15,087	$18,194
Net property, plant and equipment	3,452	14,815	15,304
Total assets	33,897	77,959	84,346
Total debt	9,665	40,063	42,351
Total stockholders' equity	14,501	13,946	16,128

(1) Represents current assets less current liabilities

We present Adjusted EBITDA (defined below), a measure that is not in accordance with generally accepted accounting principles (non-GAAP), in this prospectus to provide investors with a supplemental measure of our operating performance. We believe that Adjusted EBITDA is a useful performance measure and is used by us to facilitate a comparison of our operating performance on a consistent basis from period-to-period and to provide for a more complete understanding of factors and trends affecting our business than measures under generally accepted accounting principles (GAAP) can provide alone. Our board and management also use Adjusted EBITDA as one of the primary methods for planning and forecasting overall expected performance and for evaluating on a quarterly and annual basis actual results against such expectations, and as a performance evaluation metric in determining achievement of certain compensation programs and plans for company management. In addition, the financial covenants in our senior credit facility are based on Adjusted EBITDA, subject to dollar limitations on certain adjustments.

We define “Adjusted EBITDA” as earnings before interest expense, income taxes, depreciation and amortization expense, non-recurring expense, non-cash expense and transaction fees related to our acquisitions. Omitting interest, taxes and the other items provides a financial measure that facilitates comparisons of our results of operations with those of companies having different capital structures. Since the levels of indebtedness and tax structures that other companies have are different from ours, we omit these amounts to facilitate investors’ ability to make these comparisons. Similarly, we omit depreciation and amortization because other companies may employ a greater or lesser amount of property and intangible assets. We believe that investors, analysts and other interested parties view our ability to generate Adjusted EBITDA as an important measure of our operating performance and that of other companies in our industry. Adjusted EBITDA should not be considered as an alternative to net income (loss) for the periods indicated as a measure of our performance. Other companies in our industry may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

The use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider this performance measure in isolation from, or as an alternative to, GAAP measures such as net income (loss). Adjusted EBITDA is not a measure of liquidity under GAAP or otherwise, and is not an alternative to cash flow from continuing operating activities. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by the expenses that are excluded from that term or by unusual or non-recurring items. The limitations of Adjusted EBITDA include: (1) it does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments; (2) it does not reflect changes in, or cash requirements for, our working capital needs; (3) it does not reflect income tax payments we may be required to make; and (4) it does not reflect the cash requirements necessary to service interest or principal payments associated with indebtedness.

To properly and prudently evaluate our business, we encourage you to review our consolidated financial statements included elsewhere in this prospectus and the reconciliation to Adjusted EBITDA from net income (loss), the most directly comparable financial measure presented in accordance with GAAP, set forth in the following table. All of the items included in the reconciliation from net income (loss) to Adjusted EBITDA are either (1) non-cash items or (2) items that management does not consider in assessing our on-going operating performance. In the case of the non-cash items, management believes that investors may find it useful to assess our comparative operating performance because the measures without such items are less susceptible to variances in actual performance resulting from depreciation, amortization and other non-cash charges and more reflective of other factors that affect operating performance. In the case of the other items that management does not consider in assessing our on-going operating performance, management believes that investors may find it useful to assess our operating performance if the measures are presented without these items because their financial impact may not reflect on-going operating performance.

29

Twenty Six Weeks Ended June 30, 2013 and 2014

	Predecessor	Successor	Combined	Successor
	Period from	Period from	Twenty six weeks	Twenty six weeks
	Dec 31 -	Mar 18 -	Ended	Ended
	Mar 17, 2013	Jun 30, 2013	Jun 30, 2013	Jun 29, 2014
	(in thousands)
Net (loss) income	$(1,160)	$(68)	$(1,228)	$2,161
Plus: Interest expense, net	245	814	1,059	1,888
Plus: Income tax expense	(450)	(14)	(464)	956
Plus: Depreciation and amortization	118	721	839	1,732
Plus: Change in control payments	1,890	-	1,890	-
Plus: Non cash stock award	-	-	-	21
Plus: Transaction fees	905	425	1,330	193
Adjusted EBITDA	$1,548	$1,878	$3,426	$6,951

Fiscal years 2012 and 2013

	Predecessor		Successor	Combined
	Year Ended	Period from	Period from	Year Ended
	Dec 30,	Dec 31 -	Mar 18 -	Dec 29,
	2012	Mar 17, 2013	Dec 29, 2013	2013
	(in thousands)
Net income (loss)	$3,157	$(1,160)	$252	$(908)
Plus: Interest expense, net	1,198	244	2,310	2,554
Plus: Income tax expense	1,699	(450)	286	(164)
Plus: Depreciation and amortization	501	118	2,077	2,195
Plus: Change in control payments	1,000	1,890	-	1,890
Plus: Non cash stock award	-	-	65	65
Plus: Transaction fees	-	905	692	1,597
Adjusted EBITDA	$7,555	$1,547	$5,682	$7,229

30

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATION

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the consolidated financial statements and the related notes to consolidated financial statements included elsewhere in this prospectus. In addition to historical financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, beliefs and expectations that involve risks and uncertainties. Our actual results and the timing of events could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in “Risk Factors” and “Special Note Regarding Forward-Looking Statements.” The results of operations presented herein for all periods prior to our acquisition by Unique Fabricating, Inc. are referred to as the results of operations of the “predecessor.” The results of operations presented herein for all periods subsequent to the acquisition are referred to as the results of operations of the “successor.” As a result of the acquisition, the results of operations of the predecessor are not comparable to the results of operations of the successor.

Basis of Presentation

The Company’s policy is that fiscal years end annually on the Sunday closest to December 31. Fiscal 2013 ended on December 29, 2013 and fiscal 2012 ended on December 30, 2012. The Company’s operations are classified in one reportable business segment. Although we recently expanded the products that we manufacture and sell to include components used in the appliance, HVAC and water heater industries, products for these industries are manufactured at facilities that also manufacture or are capable of manufacturing products for the automotive industries. All of our manufacturing locations have similar capabilities, and most plants serve multiple markets. The manufacturing operations for our automotive, appliance, HVAC and water heater products share management and labor forces and use common personnel and strategies for new product development, marketing and the sourcing of raw materials.

We qualify as an “emerging growth company” under the JOBS Act. As a result, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements. For so long as we are an emerging growth company, we will not be required to:

•	have an auditor report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;

•	comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

•	submit certain executive compensation matters to shareholder advisory votes, such as “say-on-pay” and “say-on-frequency”; and

•	disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the CEO’s compensation to median employee compensation.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We will remain an “emerging growth company” for up to five years, or until the earliest of (1) the last day of the first fiscal year in which our total annual gross revenues exceed $1.0 billion, (2) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter or (3) the date on which we have issued more than $1.0 billion in non-convertible debt during the preceding three year period. Even after we no longer qualify as an emerging growth company, we still may qualify as a “smaller reporting company” which would allow us to take advantage of many of the same exemptions from disclosure requirements, including not being required to comply with auditor attestation requirements pursuant to Section 404(b) of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation.

31

Overview

On March 18, 2013, we acquired, in a transaction structured as a reverse triangular merger, Unique Fabricating NA, Inc. for a purchase price of $41.50 million, subject to adjustments, based upon Unique Fabricating’s working capital at closing. Pursuant to such adjustments, we paid an additional $2.18 million at the March Closing, but later received a post-closing adjustment of $0.52 million. Our 2013 financial results include transaction related expenses for the previous owners and us. These expenses include payments under the predecessor’s phantom stock program paid to management at the March 2013 closing and expensed as compensation expense. Our predecessor’s 2012 financial results also include accrued expenses for the phantom stock program. On December 18, 2013, we acquired the PTI Business for a cash purchase price of $16.00 million, including $1.00 million paid into an escrow account. Following the closing, we received a payment of $0.18 million from the sellers of the PTI Business as a result of post-closing calculations of net working capital. Our 2013 results include transaction related expenses from the PTI transaction. Our 2013 results incorporate PTI’s operating results for the period December 19, 2013 through December 29, 2013 only.

On February 6, 2014, we acquired the Chardan Business for a cash purchase price of $2.20 million at closing plus a promissory note in the amount of $0.50 million, the principal of which is payable in a lump sum on February 6, 2019. Following the closing, we made a payment to the seller of $0.12 million as a result of post-closing calculations of net working capital. For the twenty six weeks ended June 29, 2014, our financial results include transaction related expenses from the Chardan Business acquisition and results of operations of the Chardan Business from February 7, 2014 through June 29, 2014.

We primarily operate within the highly competitive and cyclical automotive parts industry. Over the past four years the industry has experienced consistent growth as it recovered from the recession of 2009. Many sectors of the supply chain are operating near capacity. Over the same period we have grown our core automotive parts business at a faster rate than the industry as a whole, indicating we are taking market share from competitors and increasing our content per vehicle on the programs we supply. We expect this trend to continue.

For the twenty six weeks ended June 29, 2014, the Company grew net sales and gross profit as a result of the acquisitions of PTI and Chardan, new product introductions and continued growth of our core markets. During the twenty six weeks ended June 29, 2014, net sales were up approximately 57.4% compared to the same period for 2013. Gross profit increased by 74.1% during the twenty six weeks ended June 29, 2014 compared to the same period for 2013. Our top three customers during the twenty six weeks ended June 29, 2014 accounted for net sales of $10.79 million or 17.4% of total net sales. In the same period in 2013, the same three customers accounted for net sales of $9.73 million or 24.7% of net sales. We financed the acquisition of Chardan on February 6, 2014 through a $2.2 million borrowing on our revolver and the issuance of $0.50 million principal amount 6% subordinated note to the seller.

For 2013, the Company had net sales and gross profit growth as a result of increased market penetration and content per vehicle, as well as an increase in overall North American vehicle production of 6.3%. For 2013, net sales was up approximately 14.8% compared to the same period for 2012. Gross profit grew by approximately 11.1% during 2013 compared to the same period for 2012 while cost of sales increased approximately 15.9%. Our top three customers during 2013 accounted for net sales of $19.58 million or 24.4% of total net sales. In 2012, the same three customers accounted for $18.82 million or 26.9% of total net sales.

Our acquisition of PTI has given us a foothold in other industries outside of the automotive part business including the appliance, water heater and HVAC industries. We plan to continue to diversify our business to other industrial sectors through both organic growth and opportunistic acquisitions.

Twenty Six Weeks Ended June 29, 2014 and June 30, 2013

Net Sales

	Predecessor	Successor	Combined	Successor
	Period from	Period from	Twenty six weeks	Twenty six weeks
	Dec 31 -	Mar 18 -	Ended	Ended
	Mar 17, 2013	June 30, 2013	Jun 30, 2013	Jun 29, 2014
(in thousands)
Net sales	$16,378	$23,099	$39,477	$62,123

Net sales for the twenty six weeks ended June 29, 2014 were approximately $62.12 million, an increase of approximately 57.4% compared to $39.48 million for the twenty six weeks ended June 30, 2013. $15.31 million of the increase in net sales is attributable to our acquisitions of PTI and Chardan. Approximately $5.50 million of the increase in net sales is attributable to our increased market penetration and content per vehicle, as well as new product introductions. The balance of the remaining difference is primarily attributable to a 4.6% overall increase in North American vehicle production during the twenty six weeks ended June 29, 2014 as compared to the twenty six weeks ended June 30, 2013.

32

Cost of Sales

	Predecessor	Successor	Combined	Successor
	Period from	Period from	Twenty six weeks	Twenty six weeks
	Dec 31 -	Mar 18 -	ended	ended
	Mar 17, 2013	Jun 30, 2013	Jun 30, 2013	Jun 29, 2014
		(in thousands)
Materials	$8,813	$12,492	$21,305	$32,456
Direct labor and benefits	2,143	2,926	5,069	7,786
Manufacturing overhead	1,651	2,185	3,836	5,705
Sub-total	12,607	17,603	30,210	45,947
Depreciation	110	152	262	497
Cost of Sales	12,717	17,755	30,472	46,444
Gross Profit	$3,661	$5,344	$9,005	$15,679

The major components of cost of sales are raw materials purchased from third parties, direct labor and benefits, and manufacturing overhead, including facility costs, utilities, supplies, repairs and maintenance, insurance, freight costs of products shipped to customers and depreciation.

Cost of Sales as a percent of Net Sales

	Predecessor	Successor	Combined	Successor
	Period from	Period from	Twenty six weeks	Twenty six weeks
	Dec 31 -	Mar 18 -	ended	ended
	Mar 17, 2013	Jun 30, 2013	Jun 30, 2013	Jun 29, 2014

Materials	53.8%	54.1%	54.0%	52.2%
Direct labor and benefits	13.1%	12.7%	12.8%	12.5%
Manufacturing overhead	10.1%	9.5%	9.7%	9.2%
Sub-total	77.0%	76.3%	76.5%	73.9%
Depreciation	0.6%	0.6%	0.7%	0.8%
Cost of Sales	77.6%	76.9%	77.2%	74.7%
Gross Profit	22.4%	23.1%	22.8%	25.3%

Cost of sales as a percentage of net sales for the twenty six weeks ended June 29, 2014 decreased to 74.7% from 77.2% for the twenty six weeks ended June 30, 2013. The decrease was attributable to a decline in material cost as a percentage of net sales from 54.0% for the twenty six weeks ended June 30, 2013 to 52.2% for the twenty six weeks ended June 29, 2014, as a result of improved material purchasing as we leverage our increased spending at many raw material suppliers due to the acquisition of PTI, and improved material utilization. In addition, our acquisition of our former supplier Chardan has eliminated their material markup on the products that they supply to us. Direct labor and benefit costs as a percentage of net sales has also decreased, from 12.8% for the twenty six weeks ended June 30, 2013 to 12.5% for the twenty six weeks ended June 29, 2014 as a result of improved labor productivity. Manufacturing overhead costs as a percentage of net sales declined from 9.7% for the twenty six weeks ended June 30, 2013 to 9.2% for the twenty six weeks ended June 29, 2014 as net sales have grown at a faster rate than the fixed portion of plant overhead costs.

Gross Profit

As a result of the decline in cost of sales as a percentage of net sales described above, gross profit as a percentage of net sales for the twenty six weeks ended June 29, 2014 increased to 25.3% from 22.8% for the twenty six weeks ended June 30, 2013.

33

Selling, General and Administrative Expenses

	Predecessor	Successor	Combined	Successor
	Period from	Period from	Twenty six weeks	Twenty six weeks
	Dec 31 -	Mar 18 -	ended	ended
	Mar 17, 2013	Jun 30, 2013	Jun 30, 2013	Jun 29, 2014
	(in thousands, except SG&A as a % of net sales)
SG&A, exclusive of line items below	$2,223	$3,618	$5,841	$9,199
Change in control expense	1,890	-	1,890	-
Transaction expenses	905	425	1,330	193
Compliance related costs associated with IPO	-	-	-	75
Subtotal	5,018	4,043	9,061	9,467
Depreciation and amortization	8	569	577	1,235
SG&A	$5,026	$4,612	$9,638	$10,702
SG&A as a % of net sales	30.7%	20.0%	24.4%	17.2%

SG&A as a percentage of net sales for the twenty six weeks ended June 29, 2014 decreased to 17.2% from 24.4% for the twenty six weeks ended June 30, 2013. The decrease is primarily attributable to transaction related expenses and change in control expenses, in total of $3.22 million incurred for the acquisition of Unique Fabricating NA, Inc. during the first twenty six weeks ended June 30, 2013, while only $0.27 million of transaction related costs as a result of the Chardan acquisition were incurred in the twenty six weeks ended June 29, 2014. Also, the twenty six weeks ended June 30, 2013 includes only fourteen weeks of amortization of intangible assets identified in the purchase price allocation from the acquisitions of Unique Fabricating, NA, Inc., while the twenty six weeks ended June 29, 2014 includes the full twenty six weeks of amortization.

Operating Income

As a result of the foregoing factors, operating income for the twenty six weeks ended June 29, 2014 was $4.98 million compared to an operating loss for the twenty six weeks ended June 30, 2013 of $0.63 million.

Interest and Other Expense

Interest expense was approximately $1.89 million for the twenty six weeks ended June 29, 2014, an increase of approximately $0.83 million compared to the twenty six weeks ended June 30, 2013. The increase in interest expense was due to the increased debt associated with the financing of the acquisitions of the PTI Business and the Chardan Business. In addition, the twenty six weeks ended June 30, 2013 only included fourteen weeks of interest expense on the debt incurred to finance the acquisition of Unique Fabricating NA, Inc.

Income Before Income Taxes

As a result of the foregoing factors, income before income taxes for the twenty six weeks ended June 29, 2014 was $3.17 million, compared to a loss during the twenty six weeks ended June 30, 2013 of $1.69 million.

Income Tax Provision

For the twenty six weeks ended June 29, 2014, the estimated annual effective income tax rate of 30.1%, applied to pre-tax income, resulted in income tax expense of $0.96 million. In the twenty six weeks ended June 30, 2013, the estimated annual effective income tax benefit was 27.4%. The change in the effective tax rate between the periods was primarily attributable to the effect of changes in certain permanent differences including the domestic production activities deduction, or DPAD, and non-deductible transaction expenses. During the twenty six weeks ended June 29, 2014 DPAD provided a $0.09 million income tax benefit which reduced our effective tax rate by 3.0%. During the twenty six weeks ended June 30, 2013 we did not have any DPAD due to net operating losses for the successor and predecessor periods and we incurred nondeductible transaction costs due to the acquisition of Unique Fabricating resulting in a $0.16 million income tax expense which reduced our effective tax benefit by 9.5%. The Company has deferred tax assets associated with timing differences between when an expense is recorded for book purposes versus when it is deductible for tax. The Company has considered both positive and negative available evidence in its determination that the deferred tax assets are more likely than not to be realized, and has not recorded a tax valuation allowance as of June 29, 2014. The Company will continue to evaluate whether the deferred tax assets will be realizable, and if appropriate, will record a valuation allowance against these assets.

34

Net income

As a result of the increased net sales and changes in expenses discussed above, net income for the twenty six weeks ended June 29, 2014 was $2.16 million compared to a net loss of $1.23 million for the twenty six weeks ended June 30, 2013.

Years Ended December 2012 and 2013

Net Sales

	Predecessor		Successor	Combined
	Year Ended	Period from	Period from	Year Ended
	Dec 30,	Dec 31 -	Mar 18 -	Dec 29,
	2012	Mar 17, 2013	Dec 29, 2013	2013
	(in thousands)
Net sales	$70,037	$16,378	$63,989	$80,367

Net sales for the year ended December 29, 2013 were approximately $80.37 million, an increase of approximately 14.8% compared to $70.04 million for the year ended December 30, 2012. Approximately $6.70 million of the increase in net sales is attributable to our increased market penetration and content per vehicle, as well as new product introductions. The balance of the remaining difference is primarily attributable to a 5.2% overall increase in North American vehicle production during the year ended December 29, 2013 as compared to the year ended December 30, 2012.

Cost of Sales

	Predecessor		Successor	Combined
	Year Ended	Period from	Period from	Year Ended
	Dec 30,	Dec 31 -	Mar 18 -	Dec 29,
	2012	Mar 17, 2013	Dec 29, 2013	2013
	(in thousands)
Materials	$37,382	$8,813	$34,228	$43,040
Direct labor and benefits	8,699	2,143	8,270	10,414
Manufacturing overhead	6,787	1,651	6,123	7,774
Sub-total	52,868	12,607	48,621	61,228
Depreciation	463	110	473	583
Cost of Sales	53,331	12,717	49,094	61,811
Gross Profit	$16,706	$3,661	$14,895	$18,556

Major components of cost of sales are raw materials purchased from third parties, direct labor and benefits, and manufacturing overhead, including facility costs, utilities, supervision, supplies, repairs and maintenance, insurance, freight costs of products shipped to customers and depreciation.

Cost of Sales as a percent of Net Sales

	Predecessor		Successor	Combined
	Year Ended	Period from	Period from	Year Ended
	Dec 30,	Dec 31 -	Mar 18 -	Dec 29,
	2012	Mar 17, 2013	Dec 29, 2013	2013
Materials	53.4%	53.8%	53.5%	53.6%
Direct labor and benefits	12.4%	13.1%	12.9%	13.0%
Manufacturing overhead	9.7%	10.1%	9.6%	9.7%
Sub-total	75.5%	77.0%	76.0%	76.2%
Depreciation	0.6%	0.6%	0.7%	0.7%
Cost of Sales	76.1%	77.6%	76.7%	76.9%
Gross Profit	23.9%	22.4%	23.3%	23.1%

Cost of sales as a percentage of net sales for the year ended December 29, 2013 increased to 76.9% from 76.1% for the year ended December 30, 2012. This was attributable to an increase in material cost as a percentage of net sales from 53.4% for the year ended December 30, 2012 to 53.6% for the year ended December 29, 2013, due to the sale of inventory during the successor period from March 18, 2013 to December 29, 2013 that had been written up to its fair market value for purchase accounting purposes as a result of the acquisition of Unique Fabricating NA, Inc. on March 18, 2013. In addition, direct labor costs as a percentage of net sales increased from 12.4% for the year ended December 30, 2012 to 13.0% for the year ended December 29, 2013 as a result of an increase in health insurance costs and reduced labor productivity. Manufacturing overhead costs were flat as a percentage of net sales on a year over year basis. Depreciation costs as a percentage of net sales increased .05% for the year ended December 29, 2013 compared to the year ended December 30, 2012 due to the increase in the cost of the underlying equipment based on the purchase price allocation from the acquisition of Unique Fabricating NA, Inc.

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Gross Profit

As a result of the increase in cost of sales as a percentage of net sales described above, gross profit as a percentage of net sales for the year ended December 29, 2013 declined to 23.1% from 23.9% for the year ended December 30, 2012.

Selling, General and Administrative Expenses

	Predecessor		Successor	Combined
	Year Ended	Period from	Period from	Year Ended
	Dec 30,	Dec 31 -	Mar 18 -	Dec 29,
	2012	Mar 17, 2013	Dec 29, 2013	2013
	(in thousands, except SG&A as a % of net sales)
SG&A, exclusive of line items below	$9,635	$2,223	$9,773	$11,996
Change of control expenses	1,000	1,890	-	1,890
Transaction expenses	-	905	692	1,597
Subtotal	10,635	5,018	10,465	15,483
Depreciation and amortization	38	8	1,604	1,612
SG&A	$10,673	$5,026	$12,069	$17,095
SG&A as a % of sales	15.2%	30.7%	18.9%	21.3%

SG&A as a percentage of net sales for the year ended December 29, 2013 increased to 21.3% from 15.2% for the year ended December 30, 2012. The increase is primarily attributable to transaction related expenses and change in control expenses, in total of $3.49 million incurred from the acquisitions of Unique Fabricating NA, Inc. and PTI during 2013, plus $1.54 million of amortization of intangible assets identified in the purchase price allocation from the acquisitions of Unique Fabricating, NA, Inc. and PTI.

Operating Income

As a result of the foregoing factors, operating income for the year ended December 29, 2013 was $1.5 million compared to operating income for the year ended December 30, 2012 of $6.03 million.

Interest and Other Expense

Interest expense was approximately $2.56 million for the year ended December 29, 2013, an increase of approximately $1.36 million as compared to the year ended December 30, 2012. The increase in interest expense was due to the increased debt levels incurred during the year associated with financing the acquisitions of Unique Fabricating NA, Inc. and PTI.

Income Before Income Taxes

As a result of the foregoing factors, loss before income taxes for the year ended December 29, 2013 was $1.07 million, compared to income before income taxes for the year ended December 30, 2012 of $4.86 million.

Income Tax Provision

For the year ended December 29, 2013, the credit for income tax was $0.16 million, resulting in an effective tax rate of 15.3% compared to an effective tax rate of 35.0% for the year ended December 30, 2012.

The change in the effective tax rate between the years was primarily attributable to the effect of changes in certain permanent differences including DPAD and non-deductible transaction expenses. Non-deductible transaction expenses incurred during 2013 for the acquisition of Unique Fabricating and PTI resulted in a $0.31 million income tax expense which reduced our income tax benefit by 28.5%. Additionally, during 2012 we did not have any DPAD while during 2013 DPAD resulted in an income tax benefit of $0.14 million which increased our effective income tax benefit by 13.0%. The Company has deferred tax assets associated with timing differences between when an expense is recorded for book purposes versus when it is deductible for tax. The Company has considered both positive and negative available evidence in its determination that the deferred tax assets are more likely than not to be realized, and has not recorded a tax valuation allowance as of December 29, 2013. The Company will continue to evaluate whether the deferred tax assets will be realizable, and if appropriate, will record a valuation allowance against these assets.

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Net Income

As a result of the increased net sales and changes in expenses discussed above, net loss for the year ended December 29, 2013 was $0.91 million compared to net income of $3.16 million for the year ended December 30, 2012.

Liquidity and Capital Resources

The principal sources of liquidity are cash flow from operations and borrowings under our revolving line of credit from our senior lender. Our primary use of cash is payment of vendors, payroll, operating costs, capital expenditures and debt service. As of December 29, 2013 and June 29, 2014, we had a cash balance of $0.89 million and $1.78 million, respectively. Our excess cash balance is swept daily and applied towards our revolving credit balance and then available for re-borrowing as needed. As of December 29, 2013 and June 29, 2014 we had $7.16 million and $4.97 million, respectively, available to be borrowed under our revolving credit facility. At each such date we were in compliance with all debt covenants. We believe that our sources of liquidity, including cash flow from operations, existing cash and our revolving credit facility is sufficient to meet our projected cash requirements for at least the next fifty two weeks.

While we believe we have sufficient liquidity and capital resources to meet our current operating requirement and expansion plans, we may elect to pursue additional growth opportunities that could require additional debt or equity financing. If we are unable to secure additional financing at favorable terms in order to pursue such additional growth opportunities, our ability to pursue such opportunities could be materially adversely affected. The following table presents cash flow data for the periods indicated.

	Predecessor	Successor	Combined	Successor
	Period from	Period from	Twenty six weeks	Twenty six weeks
	Dec 31 -	Mar 18 -	Ended	Ended
	Mar 17, 2013	Jun 30, 2013	Jun 30, 2013	Jun 29, 2014
	(in thousands)
Cash flow data
Cash flow provided by (used in):
Operating activities	$(256)	$(1,829)	$(2,085)	$2,087
Investing activities	(506)	(29,620)	(30,126)	(2,935)
Financing activities	544	31,782	32,326	1,736

As a public company, we will incur additional general and administrative expenses that we did not incur as a private company, such as, increased directors and officers liability insurance premiums, investor relation costs, NYSE MKT listing expenses and increased costs for legal and accounting expenses.

Operating Activities

Cash provided by operating activities consists of net income (loss) adjusted for non-cash items, including depreciation and amortization, amortization of deferred financing charges, loss on derivative instruments, bad debt expense, stock option and warrant expense, accrued interest, changes in deferred income taxes, and the effect of working capital changes. The primary drivers of cash inflows and outflows are accounts receivable, accounts payable and accrued interest.

During the twenty six weeks ended June 29, 2014, net cash provided by operating activities was $2.09 million, compared to cash used in operating activities of $2.09 million for the corresponding period in 2013. This increase is mainly due to increased earnings of $3.31 million resulting from the expansion of our operations, and $1.06 million as a result of our acquisitions of PTI and Chardan.

Investing Activities

Cash used in investing activities consists principally of business acquisitions and purchases of property, plant and equipment.

In the twenty six weeks ended June 29, 2014, we paid $2.32 million in cash to acquire the Chardan Business, and we made capital expenditures of $0.62 million during the period mainly related to increasing our manufacturing capacity and operational improvements.

In the twenty six weeks ended June 30, 2013, we acquired 100% of the stock of Unique Fabricating NA, Inc. for $29.21 million, net of debt assumed and cash acquired, and we made capital expenditures of $0.41 million in the ordinary course of business.

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Financing Activities

Cash flows from financing activities consisted principally of borrowings and payments under our senior credit facility, payment of debt issuance costs, proceeds from the sale of stock and the repayment of debt assumed through acquisitions.

In the twenty six weeks ended June 29, 2014, we had net borrowings of $1.68 million under our senior credit facility.

As of June 29, 2014, $9.93 million was outstanding under the revolving credit facility. Borrowings under the revolver are subject to a borrowing base and reduced to the extent of letters of credit issued under the senior credit facility. As of June 29, 2014, the maximum additional available borrowings under the revolver was $4.97 million based upon the borrowing base and after giving effect to a $0.10 million letter of credit related to rental payments to the landlord of one of our facilities.

In the twenty six weeks ended June 30, 2013, we had net borrowings under our senior credit facility of $19.70 million and we issued $11.50 million in senior subordinated notes. In addition, we had $12.75 million of net proceeds from the issuance of common stock. These amounts were offset by the payment of debt assumed in business acquisitions of $10.27 million and the payment of debt issuance costs of $1.08 million.

	Predecessor		Successor	Combined
	Year Ended	Period from	Period from	Year Ended
	Dec 30,	Dec 31 -	Mar 18 -	Dec 29,
	2012	Mar 17, 2013	Dec 29, 2013	2013
	(in thousands)
Cash flow data
Cash flow provided by (used in):
Operating activities	$2,396	$(256)	$(253)	$(509)
Investing activities	(899)	(506)	(45,988)	(46,494)
Financing activities	(1,301)	544	47,133	47,677

Operating Activities

For the year ended December 29, 2013, net cash used in operating activities was $0.51 million representing a decrease of $2.91 million compared to the year ended December 30, 2012. This decrease is primarily attributable to a decline in net income from 2012 resulting from transaction related expenses incurred during 2013.

Investing Activities

For the year ended December 29, 2013, we paid $41.50 million for Unique Fabricating NA, Inc. but received a payment of $0.52 million from the sellers as a post-closing working capital adjustment. We also acquired the assets of PTI for $16.41 million, net of cash acquired. During the year, we made capital expenditures of $1.43 million mainly for increased thermoforming capacity.

For the year ended December 30, 2012, we made capital expenditures of $0.95 million in the ordinary course of business.

We plan to spend a total of $1.35 million on capital expenditures during fiscal year 2014. In addition, we plan to spend approximately $4.50 million to construct and equip a new facility across the street from our existing facility in Lafayette, Georgia. Construction is estimated to be completed in April 2015. Our senior lender has agreed to provide financing for the construction in the form of an expanded term loan secured by a first mortgage on the new facility and its equipment. The Walker County Development Authority has proposed to provide to us a tax abatement for state, local and school taxes for ten years, which will be conditioned, on among other things, our maintaining a minimum number of jobs at the existing facility in LaFayette, Georgia and the new facility, and transferring the new facility, for the term of the abatement, to the authority. The authority will lease the new facility to us and resell it to us, for a nominal cost, at the end of the term of the abatement.

Financing Activities

Upon the acquisition of Unique Fabricating NA on March 18, 2013, we entered into a senior credit facility with RBS Citizens Bank, or the senior lender. The facility originally provided for a $12.50 million revolving line of credit, and an $11.00 million term loan facility, which we refer to as the term loan. On December 18, 2013, in conjunction with the acquisition of the PTI Business, we entered into an amendment with the senior lender to increase the revolver to $15.00 million and the term loan to $20.00 million.

For the year ended December 29, 2013, we had net borrowings of $41.90 million under our senior credit facility and our 16% senior subordinated note primarily related to the acquisitions of Unique Fabricating NA, Inc. and PTI. In addition, we had $18.21 million of net proceeds from the issuance of common stock, which was used to fund the acquisitions. These amounts were offset by the payment of debt assumed in the acquisitions of $10.27 million, and the payment of debt issuance costs of $1.49 million.

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For the year ended December 30, 2012, we had net repayments on our revolving credit facility of $0.96 million.

Senior Credit Facility

We maintain a senior credit facility with RBS Citizens, N.A. pursuant to which we may borrow up to $15.00 million under the revolver and up to $20.00 million under the term loan. The term loan bears interest at the LIBOR rate for a period equal to one month, plus 3.0% to 3.5%. The term loan matures in December 2017. The revolver bears interest at the LIBOR rate plus an applicable margin ranging from 2.75% to 3.25%. We are permitted to prepay in part or in full amounts due under the senior credit facility without penalty. Our obligations under the senior credit facility may be accelerated upon the occurrence of an event of default, which include customary events for a financing arrangement of this type, including, without limitation, payment defaults, defaults in the performance of affirmative or negative covenants (including financial ratio maintenance requirements), bankruptcy or related defaults, defaults on certain other indebtedness, the material inaccuracy of representations or warranties, material adverse changes, and changes related to ownership. In the event of an event of default, the interest rate on the revolver and term loan will increase by 2.0% per annum plus the then applicable rate. The senior credit facility requires that we repay term loan principal annually in an amount equal to 50% of excess cash flow, as defined, for the year ending December 31, 2014 and for each subsequent year until the senior loan coverage, as defined, calculated as of the end of each year is less than 2:00 to 1:00.

Unique Fabricating NA’s obligations under the senior credit facility are guaranteed by each of its United States subsidiaries and by Unique Fabricating Inc. and secured by a first priority security interest in all tangible and intangible assets, including capital stock of the United States subsidiaries of Unique Fabricating NA and by a mortgage on our facilities in LaFayette, Georgia, Louisville, Kentucky, Evansville, Indiana, Fort Smith, Arkansas and Murfreesboro, Tennessee.

In accordance with the requirements of our senior credit facility, we purchased a derivative financial instrument for the purpose of hedging certain identifiable transactions in order to mitigate risks related to cash flow variability caused by interest rate fluctuations. The derivative financial instrument is in the form of an interest rate swap that we have elected not to apply hedge accounting for financial reporting purposes. The interest rate swap is recognized at its fair value. Monthly settlement payments due on the interest rate swap and changes in its fair value are recognized currently as interest expense.

Effective April 26, 2013, we entered into an interest rate swap for a notional amount of $4.71 million. Effective January 14, 2014, in connection with the refinancing in December 2013, we entered into a new interest rate swap that requires us to pay 1.27% fixed interest while receiving a variable base rate of one-month LIBOR. The notional amount of the swap began at $10.00 million and decreases by $0.25 million each quarter until March 31, 2016, when it begins to decrease by $0.31 million per quarter until it expires on January 31, 2017.

16% Senior subordinated note

At June 29, 2014, we had outstanding $13.13 million principal amount of our 16% senior subordinated note. The senior subordinated note is expressly junior and subordinated only to the debt outstanding under the senior credit facility. Interest on the subordinated note accrues at a rate of 16.0% per annum, payable monthly. The Company may elect a minimum cash interest rate of 12.0% and defer up to 4.0% interest by delivering an in-kind note. Accrued interest on the senior subordinated note is approximately $0.13 million as of June 29, 2014. The senior subordinated note matures on March 16, 2018. The senior subordinated note requires a 13% per annum prepayment premium if the note is prepaid prior to March 18, 2015. The senior subordinated note is secured by a security interest, which is subordinated to the security interest securing debt outstanding under the senior credit facility, in all tangible and intangible interests, including capital stock of our United States subsidiaries. We intend to prepay the senior subordinated note with the net proceeds from this offering on or about January 1, 2015, and, to the extent that the net proceeds are not sufficient to repay the note, in full, with borrowings under our senior revolving credit facility. The holder of the 16% senior subordinated note also hold equity interests, and therefore is a related party.

For all of our borrowings, we must comply with a minimum debt service financial covenant and a senior funded indebtedness to EBITDA covenant, as defined. As of June 29, 2014, we are in compliance with these covenants.

The senior credit facility and the senior subordinated note also contain customary affirmative covenants, including: (1) maintenance of legal existence and compliance with laws and regulations; (2) delivery of consolidated financial statements and other information; (3) maintenance of properties in good working order; (4) payment of taxes; (5) delivery of notices of defaults, litigation, ERISA events and material adverse changes; (6) maintenance of adequate insurance; and (7) inspection of books and records.

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The senior credit facility and the senior subordinated note also contain customary negative covenants, including restrictions on: (1) the incurrence of additional debt; (2) liens and sale-leaseback transactions; (3) loans and investments; (4) guarantees and hedging agreements; (5) the sale, transfer or disposition of assets and businesses; (6) dividends on, and redemptions of, equity interests and other restricted payments, including dividends and distributions to the issuer by its subsidiaries; (7) transactions with affiliates; (8) changes in the business conducted by us; (9) payment or amendment of subordinated debt and organizational documents; and (10) maximum capital expenditures.

Off Balance Sheet Arrangements

We do not have any off balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, sales or expenses, results of operations, liquidity or capital expenditures, or capital resources that are material to an investment in our securities.

Indemnification Agreements

In the normal course of business, we provide customers with indemnification provisions of varying scope against claims of intellectual property infringement by third parties arising from the use of our products. Historically, costs related to these indemnification provisions have not been significant and we are unable to estimate the maximum potential impact of these indemnification provisions on our future results of operations. In addition, we have entered into indemnification agreements with directors and certain officers and employees that will require us, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors, officers or employees. No demands have been made upon us to provide indemnification under such agreements and there are no claims that we are aware of that could have a material effect on our consolidated balance sheet, consolidated statement of operations, consolidated statement of comprehensive loss or consolidated cash flows.

Contractual Obligations and Commitments

The following table summarizes our future minimum payments under contractual commitments as of December 29, 2013:

		Payments Due by Period
		Less than	1 - 3	3 - 5	More than
Contractual Cash Obligations	Total	1 year	years	years	5 years
	(in thousands)
Operating lease	$6,088	$1,145	$1,947	$1,690	$1,306
Long-term debt (1)	40,935	2,023	4,537	34,375	-
Management services agreement	1,500	300	600	600	-

(1)	Includes the 16% senior subordinated note which we intend to pay with the net proceeds of this offering.

The contractual commitment amounts in the table above are associated with agreements that are enforceable and legally binding. Obligations under contracts that we can cancel without a significant penalty are not included in the table above.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements which have been prepared in accordance with GAAP. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect amounts reported in those statements. We have made our best estimates of certain amounts contained in our consolidated financial statements. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities. However, application of our accounting policies involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ materially from these estimates. Management believes that the estimates, assumptions, and judgments involved in the accounting policies described below have the most significant impact on our consolidated financial statements.

Acquisitions

In accordance with accounting guidance for the provisions in FASB ASC 805, Business Combinations, we allocate the purchase price of an acquired business to its identifiable assets and liabilities based on estimated fair values. The excess of the purchase price over the amount allocated to the assets and liabilities, if any, is recorded as goodwill.

We use all available information to estimate fair values. We typically engage outside appraisal firms to assist in the fair value determination of identifiable intangible assets and any other significant assets or liabilities. We adjust the preliminary purchase price allocation, as necessary, up to one year after the acquisition closing date as we obtain more information regarding asset valuations and liabilities assumed.

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Our purchase price allocation methodology contains uncertainties because it requires management to make assumptions and to apply judgment to estimate the fair value of acquired assets and liabilities. Management estimates the fair value of assets and liabilities based upon quoted market prices, the carrying value of the acquired assets and widely accepted valuation techniques, including discounted cash flows and market multiple analyses. Unanticipated events or circumstances may occur which could affect the accuracy of our fair value estimates, including assumptions regarding industry economic factors and business strategies.

Other estimates used in determining fair value include, but are not limited to, future cash flows or income related to intangibles, market rate assumptions and appropriate discount rates. Our estimates of fair value are based upon assumptions believed to be reasonable, but that are inherently uncertain, and therefore, may not be realized. Accordingly, there can be no assurance that the estimates, assumptions, and values reflected in the valuations will be realized, and actual results could vary materially.

Accounts Receivable Allowance

Establishing valuation allowances for doubtful accounts requires the use of estimates and judgment in regard to the risk exposure and ultimate realization. The allowance for doubtful accounts is established based upon analysis of trade receivables for known collectability issues, including bankruptcies, and aging of receivables at the end of each period. Changes to our assumptions could materially affect our recorded allowance. Also, while the Company has a large customer base that is geographically dispersed, certain customers are significant and a general economic downturn could result in higher than expected defaults and, therefore, the need to revise the estimates for bad debts.

Goodwill

We review our goodwill for impairment annually during the fourth quarter, or whenever adverse events or changes in circumstances indicate a possible impairment. This review utilizes a two-step impairment test covering goodwill and other indefinite-lived intangibles. The first step involves a comparison of the fair value of the reporting unit to its carrying value. If the carrying value of the reporting unit exceeds its fair value, the second step of the process involves a measurement and comparison of the fair value of goodwill with its carrying value. If the carrying value of the reporting unit's goodwill exceeds the fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess.

The determination of the fair value of the reporting units and corresponding goodwill require us to make significant judgments and estimates. These assumptions require significant judgment and are subject to a considerable degree of uncertainty. We believe that the assumptions and estimates in our review of goodwill for impairment are reasonable. However, different assumptions could materially affect our conclusions on this matter.

Impairment and Amortization of Long-Lived and Intangible Assets

Our identifiable intangible assets are amortized on a straight line basis, which approximates the pattern in which the economic benefit of the respective intangible is realized, over their respective estimated useful lives. The remaining useful lives of intangible assets are reviewed annually to determine whether events and circumstances warrant a revision to the remaining period of amortization. Our long-lived assets and intangible assets subject to amortization are reviewed for impairment whenever adverse events or changes in circumstances indicate that the related carrying amount may be impaired. An impairment loss is recognized when the carrying value of a long-lived asset exceeds its fair value. Significant judgments and estimates are used by management when evaluating long-lived assets for impairment. If management used different estimates and assumptions in its impairment tests, then the Company could recognize different amounts of expense over future periods.

Income Taxes

Deferred tax assets and liabilities reflect temporary differences between the amount of assets and liabilities for financial and tax reporting purposes. Such amounts are adjusted, as appropriate, to reflect changes in tax rates expected to be in effect when the temporary differences reverse. A valuation allowance is recorded to reduce our deferred tax assets to the amount that is more likely than not to be realized. Changes in tax laws or accounting standards and methods may affect recorded deferred taxes in future periods.

When establishing a valuation allowance, we consider future sources of taxable income such as “future reversals of existing taxable temporary differences, future taxable income exclusive of reversing temporary differences and carryforwards” and “tax planning strategies.” A tax planning strategy is defined as “an action that: is prudent and feasible; an enterprise ordinarily might not take, but would take to prevent an operating loss or tax credit carryforward from expiring unused; and would result in realization of deferred tax assets.” In the event we determine it is more likely than not that the deferred tax assets will not be realized in the future, the valuation adjustment to the deferred tax assets will be charged to earnings in the period in which we make such a determination. The valuation of deferred tax assets requires judgment and accounting for the deferred tax effect of events that have been recorded in the financial statements or in tax returns and our future projected profitability. Changes in our estimates, due to unforeseen events or otherwise, could have a material impact on our financial condition and results of operations.

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We calculate our current and deferred tax provision based on estimates and assumptions that could differ from the actual results reflected in income tax returns filed in subsequent years. Adjustments based on filed returns are recorded when identified. The amount of income taxes we pay is subject to audits by federal, state and foreign tax authorities. Our estimate of the potential outcome of any uncertain tax issue is subject to management’s assessment of relevant risks, facts, and circumstances existing at that time. We use a more-likely-than-not threshold for financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. We record a liability for the difference between the benefit recognized and measured and tax position taken or expected to be taken on our tax return. To the extent that our assessment of such tax positions changes, the change in estimate is recorded in the period in which the determination is made. We report tax-related interest and penalties as a component of income tax expense. We do not believe there is a reasonable likelihood that there will be a material change in the tax related balances or valuation allowance balances. However, due to the complexity of some of these uncertainties, the ultimate resolution may be materially different from the current estimate.

Quantitative and Qualitative Disclosures about Market Risk

We have operations both within the United States and internationally, and we are exposed to market risks in the ordinary course of our business. These risks primarily include interest rate and foreign exchange risks.

Interest Rate Fluctuation Risk

Our borrowings under notes payable are at fixed interest rates, but our borrowings under our senior credit facility bear interest at fluctuating rates. In order to mitigate, in part, the potential effects of the fluctuating rates, effective as of January 17, 2014, in connection with the refinancing of the senior credit facility, we entered into an interest rate swap with a notional amount initially of $10.00 million, which decreases by $0.25 million each quarter until March 31, 2016 when it decreases by $0.31 million per quarter until the swap terminates on January 31, 2017. The swap requires that the Company pay a fixed rate of 1.27% while receiving a variable rate based on one month LIBOR. See note 7 of notes to our unaudited consolidated financial statements for the six months ended June 29, 2014. We do not believe that an increase or decrease in interest rates of 100 basis points would have a material effect on our operating results or financial condition.

Foreign Currency Risk

Our functional currency is the U.S. dollar. To date, substantially all of our bookings and operating expenses have been denominated in U.S. dollars, therefore we are not currently subject to significant foreign currency risk. However, as our international operations grow, our risks associated with fluctuation in currency rates may become greater. We intend to continue to assess our approach to managing this potential risk. Currency fluctuations or a weakening U.S. dollar can increase the costs of our international expansion. The effect of a hypothetical 10% change in foreign currency exchange rates applicable to our business would not have had a material impact on our consolidated financial statements. To date, foreign currency transaction gains and losses and exchange rate fluctuations have not been material to our consolidated financial statements, and we have not engaged in any foreign currency hedging transaction.

JOBS Act Accounting Election

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We have elected to avail ourselves of this exemption from new or revised accounting standards, and, therefore, our financial statements may not be comparable to the financial statements of other public companies that comply with all public company accounting standards.

Recently Issued Accounting Pronouncements

We do not expect that recently issued accounting pronouncements will have a material impact on our financial statements.

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BUSINESS

Overview

Unique is engaged in the engineering and manufacture of multi-material foam, rubber, and plastic components utilized in noise, vibration and harshness, acoustical management, water and air sealing, decorative and other functional applications. The Company combines a long history of organic growth with some more recent strategic acquisitions to diversify both product capabilities and markets served.

Unique’s market served is the North America automotive and heavy duty truck, appliance, water heater and HVAC markets. Sales are conducted directly with major automotive and heavy duty truck, appliance, water heater and HVAC companies, referred throughout this prospectus as original equipment manufacturers (OEMs), or indirectly through the Tier 1 suppliers of these OEMs. The Company is based in Auburn Hills, Michigan and has sales, engineering and production facilities in Auburn Hills, Michigan, LaFayette, Georgia, Louisville, Kentucky, Evansville, Indiana, Ft. Smith, Arkansas, Murfreesboro, Tennessee, Bryan, Ohio and Monterrey, Mexico.

Unique derives the majority of its gross revenues from the sales of foam, rubber and plastic automotive products. These products are derived from a variety of manufacturing processes including die cutting, compression molding, thermoforming and fusion molding. Unique has a broader array of processes and materials utilized than any of its direct competitors. By sealing out air noise and water intrusion, and by providing sound absorption and blocking, Unique’s products improve the interior comfort of a vehicle, increasing perceived vehicle quality and the overall experience of its passengers. Unique’s products perform similar functions for appliances, water heaters and HVAC systems, improving thermal characteristics, reducing noise and prolonging equipment life.

One of Unique’s primary strengths lies in its ability to manage over 3,000 active part numbers while maintaining a stellar track record of only 11 rejected parts per million and 99% on-time delivery for over three million parts manufactured and shipped on a daily basis. Furthermore, Unique focuses resources on the areas of its business that add value to customers, particularly in its commercial, engineering and supply chain activities. Design innovation and rapid prototyping set Unique apart from the majority of its competitors. This low-capital intensive, value-add approach allows Unique to generate a high return on invested capital.

Unique Fabricating NA Inc., a wholly-owned subsidiary of Unique Fabricating Inc., was incorporated in the State of Michigan in 1975 and re-incorporated in the state of Delaware in 1998. We are currently located at 800 Standard Parkway, Auburn Hills, Michigan, 48326. Unique Fabricating, Inc., was formed in January 2013 to acquire 100% of the outstanding equity of Unique Fabricating NA, Inc., and its wholly-owned subsidiaries Unique Fabricating South, Inc. and Unique Fabricating de Mexico, S.A. de C.V. In December 2013, through a newly formed subsidiary, Unique-Prescotech, Inc., we acquired substantially all of the assets of PTI. In February 2014 we acquired substantially all of the assets of Chardan, through a newly formed subsidiary of Unique Fabricating NA, Inc., Unique-Chardan, Inc.

Automotive Industry Analysis & Industry Trends

The automotive parts industry provides components, systems, subsystems and modules to OEMs for the manufacture of new vehicles, with approximately $490 billion of North American annual revenue. Within the automotive parts industry, North America is the Company’s core market. We manufacture multi-material form, rubber, and plastic components utilized in noise, vibration and harshness management, acoustical management, water and air sealing, decorative and other functional applications.

Demand for automotive parts in the OEM market is generally a function of the number of new vehicles produced, which is primarily driven by macro-economic factors such as credit availability, interest rates, fuel prices, consumer confidence, employment and other trends. Although OEM demand is tied to actual vehicle production, participants in the automotive parts industry also have the opportunity to grow through increasing product content per vehicle by further penetrating business with existing customers and in existing markets, gaining new customers and increasing their presence in global markets. We believe that as a company with a North American presence and advanced technology, engineering, manufacturing and customer support capabilities, we are well-positioned to take advantage of these opportunities.

Overall, we expect long-term growth of vehicle sales and production in the OEM market. Recently, the industry has seen increased customer sales and production schedules with production volumes higher than OEM production volumes prior to the industry disruptions experienced after the financial market crisis of 2008. We anticipate that the North American automotive production will continue to recover from the low point experienced in 2009. According to IHS Automotive, North American vehicle production increased during 2013 to 16.2 million units, an expansion of 6.3% compared to 2012. Bolstered by a wave of new vehicle introductions and favorable demographic trends, IHS projects continued growth in North American unit production volumes to 16.8 million units in 2014 and 17.8 million units in 2017, as depicted in the following chart:

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Source: IHS Automotive (March 2014)

In addition to the overall industry growth, we believe there are a variety of trends that are influencing the future of the global automotive market. We believe we positively are positioned to benefit from an increasing number of trends driven by market forces such as:

•	Fuel efficiency/vehicle light-weighting: Expanding government mandates on fuel efficiency and emission reductions, combined with rising fuel costs, will continue to force the automotive industry to focus on improving the fuel economy of vehicles. In addition, the evolution of materials utilized in vehicles is moving away from conventional steel as the primary material, which comprised approximately 65% of vehicles content in 2010, and is expected to decrease to 10-20% by 2025, according to industry sources. Conventional steel is expected to be increasingly replaced by lighter weight materials with increasing use of plastics and foam materials per vehicle.

•	Interior comfort: Comfort of interiors consistently rank in the top three factors that consumers consider when purchasing a new vehicle, and is a key area where vehicle manufactures can differentiate their vehicles. The comfort of the interior is an area of increased focus for the OEM manufactures with each new generation of vehicles. This is expected to continue to increase the use of foam in seats and acoustical insulation in more and more vehicles.

•	Telematics and Infotainment: The increasing use of telematics and infotainment requires increasingly quieter vehicles for the telematics systems to recognize voice commands and passengers to enjoy the infotainment opinions. Over the next four years, approximately 80% of all new vehicles are expected to include voice recognition systems, increasing the need for quiet interiors. The result will be increased use of acoustic insulation materials, more precise air seals and other noise, vibration and harshness products in all vehicles.

•	Rapid pace of new vehicle launches: In order to meet consumers’ increasing demand for new products, the automotive market will see a significant number of new program launches from all vehicle manufactures over the next few years. Each new vehicle launch creates new product opportunities for us because of the OEMs need for noise, vibration and harshness solutions as they discover unplanned noise issues at the launch of production for a new vehicle program.

•	Localization of production: Due to freight costs, currency fluctuations, logistic issues and protection of supply many foreign vehicle manufactures have increased their production volumes in North America and are increasing local sourcing of vehicle components. The fact that Unique’s production facilities are situated in geographic proximity to the majority of North American vehicle assembly locations provides a competitive advantage.

We believe these market trends create opportunities for us to achieve above market growth rates as a result of increased content per vehicle, higher production volumes, geographic shifts in vehicle production, and evolving customer sourcing strategies. Our challenge is to continue developing leading edge solutions focused on addressing these trends, and applying those solutions via products with sustainable margins that enable our customers to produce distinctive market-leading products.

As an example of our innovative technical capabilities, we utilized our thermoforming process to develop and produce a line of lightweight flexible air duct systems for a leading OEM, providing an 80% weight reduction and enhanced functionality. This air duct system has developed into Unique’s patent pending TwinShape line of proprietary duct. Unique has secured development and prototyping contracts with four additional OEMs for potential inclusion of this product in vehicle programs starting with model years 2016 and 2017 vehicles.

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We generate a significant number of new sales opportunities from customer challenges, such as a buzz, squeak, rattle or noise, vibration and harshness issues, discovered during the launch of production for a new vehicle program. In many of these situations, we develop and begin supplying a solution within days, a level of responsiveness that avoids competitive request for quotations and produces premium value for our customers. Given the rapid pace of new vehicle launches over the next three years, we expect to benefit from an increasing number of opportunities sourced late in the launch cycle.

Overview of Appliance, HVAC, and Water Heater Industries

We are a leading provider of fabricated, non-metallic components to a diverse group of OEMs and tiered suppliers in the Appliance, HVAC, and Water Heater Industries. These sales represent approximately 14.5% of our overall product mix and net sales for the twenty six weeks ended June 29, 2014. These components are primarily manufactured from foam, adhesives, fiberglass, rubber and board-back material. We have extensive materials, engineering and fabrication expertise and deliver custom-designed, innovation solutions for our customers. Our component solutions primarily consist of products used in gasketing, heat deflection, packaging, insulation, water seals, noise reduction and vibration control. Demand for these end-market products is largely driven by the health of the housing sector. We believe that each respective industry will receive the positive benefits of a recovering economy and especially the benefits of a recovering residential real estate market. The National Association of Home Builders forecasts that there will be over 1.4 million new housing starts in 2015. Their forecast is approximately double the number of housing starts in years 2009-2012, and approximately 40% more than their 2014 forecast of 1.0 million new housing starts. We believe that all three industries are currently primed for favorable growth.

The household appliance industry is a global industry. As a byproduct of world-wide economic growth, it is estimated that global revenues for the household appliance industry will reach approximately $384 billion by 2017. Furthermore, revenue for this industry in the United States is expected to reach approximately $19 billion by 2019. We believe that these increases in revenue will be primarily driven by a resurging housing market. We expect the industry to grow in the low single digits annually through 2019. Additionally, we expect disposable income to continue to increase. This will be beneficially coupled with a small decrease in the price of home appliances, as well as a boom in home construction. We believe these benefits will increase the demand for our products from clients such as GE and Whirlpool.

Like the household appliance industry, we believe that the HVAC industry revenues should increase due to an increase in home construction. Commercial construction is also projected to increase, further improving the outlook for the HVAC industry. Industry revenue is expected to be bolstered by increased government requirements for the efficiency of HVAC units. Many consumers and manufacturers have sought the tax benefits that arise from installing more efficient units. We believe that HVAC revenues will reach approximately $51.7 billion by 2019. Annual growth within the industry is expected to be in the low single digits through 2019. We expect that as a result of increased demand in the HVAC industry, our long term position as a supplier to HVAC companies, like Trane and Carrier, will ultimately increase our revenues.

The water heater industry is forecast to benefit from an increase in demand in emerging markets. The industry had global revenues of approximately $6.7 billion in 2013. We believe that the industry will grow in the low single digits for the next few years and reach approximately $7.5 billion in global revenue by 2018. We believe that the projected increases in industrial production will spur a rise in demand for commercial water heaters. The industry is expected to grow in the low single digits annually through 2018. We believe that the positive outlook for the industry will provide a prime environment for Unique water heater products, including new proprietary designs currently under development that will reduce costs and increase water heater efficiency.

Our Objectives

Our goals are exceptional quality, reliable on-time delivery, competitive cost, and technical innovation with rapid engineering support. The objective is for Unique to be the easiest company for our customers to do business with, while being a great place to work for our team members. We seek to execute a business model that generates sustainable ongoing adjusted free cash flow, thereby providing flexibility for capital allocation. We also strive to achieve growth at above industry levels through strong competitive capabilities in engineering, manufacturing, and program management that contribute to leading positions in cost and quality. In addition, the Company will selectively continue to pursue opportunistic acquisitions that provide additional products and processes, as well as entrance into new growth markets.

We work together with our customers in various stages of production, including initial concept and development, routine engineering problem resolution during their product launches and ongoing value engineering. In addition, we work together on component sourcing, quality assurance, manufacturing and delivery in order to develop long-standing business relationships. We believe we are well-positioned to meet customer needs and have a strong, established reputation with customers for providing high-quality products at competitive prices, as well as for timely delivery and customer service. Given that both the automotive OEM business and the appliance/water heater OEM business involve long-term business awarded on a platform-by-platform basis, our intent is to leverage our strong technical expertise and customer relationships to obtain new platform awards.

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Our Strengths

Our mission is to deliver innovative and timely customer solutions for NVH management, water and air sealing and other functional and decorative applications. We employ our extensive knowledge of raw materials and adhesives, our engineering and creative resources and rapid response to deliver rapid technical innovation, unquestionable quality, reliable on-time delivery and competitive costs. We believe the key to our core competitive strengths are as follows:

Strong technical expertise. We have tremendous depth of expertise and knowledge of materials, adhesives, manufacturing processes and the product applications of our customers. Our understanding of our customers’ design and performance needs, and how our products interface with their applications allows us to engineer effective product solutions. We believe that our engineering talent, test facilities and rapid prototyping capabilities distinguish us from our competitors and enable us to rapidly innovate and develop products that resolve customers’ problems, often within 24 to 48 hours. By understanding our customers' products and processes, when we are confronted with a customer engineering challenge, we can conceptualize a design concept that allows us to capitalize on the optimum combination of materials to solve a given problem. We have the ability to create our own prototype tools in-house so that we can go directly from concept to hardware and quickly present tangible product solutions for our customers to evaluate. Our ability to rapidly address customer challenges and provide prototype parts that include the use of new materials, products or processes is one of our key competitive strengths.

Operational Excellence. We are dedicated to maintaining a culture of continuous improvement. We utilize lean manufacturing techniques and statistical methods to drive productivity and quality improvement. We use quality, delivery and speed-to-market as competitive advantages. Lean manufacturing not only improves overall costs and quality, it also improves product velocity through the manufacturing process. This leads to better response time and greater flexibility in scheduling. Our reputation for high quality, innovative products is attributable to a constant emphasis on engineering, including materials engineering, product and process engineering, and sales engineering, coupled with our dedication to lean manufacturing to ensure effective execution.

Depth of customer relationships. We have developed long-term relationships with a customer base that we target deliberately, each of which has substantial requirements for NVH management, water and air sealing, functional and decorative components. Due to our technical sophistication, raw material and adhesive innovation and rapid responsiveness, we have a reputation with our key customers as the supplier of choice for our core products within the North American automotive and appliance markets. Our sales engineers have developed deep relationships with the technical teams of our key customers. The customers' engineers leverage our materials knowledge and utilize us as a resource to help them solve problems and/or pursue product enhancements. This enables us to become involved early in the design/development stage of new vehicles or appliances, leading to opportunities to introduce new products. In certain situations, we are able to influence the customer design specifications from which new business is awarded.

Key relationships with suppliers. We have long relationships with over 150 raw material and adhesive suppliers. We track new developments in materials, and pursue exclusive relationships with those suppliers that develop innovative raw materials and adhesives. Our key suppliers see us as a way to introduce their new products and technology to the marketplace and obtain the necessary customer approvals. This, in turn, can lead to Unique being first to market with certain products or materials. For example, this has led to us having exclusive access for our types of products to the only source of recycled polyol for polyurethane in the industry. These recycled materials are opening up opportunities for new product variations that other competitors cannot offer. We constantly collaborate with our suppliers to develop new materials and adhesive combinations that exhibit a cost, quality and/or performance enhancement for our customers.

Proximity to key customers. Our manufacturing facilities are strategically located to serve the North American automotive and appliance industries. Our primary manufacturing centers are in the Midwestern and Southeastern regions of the United States and Mexico. We believe that our manufacturing facilities are within approximately 500 miles of over 80.0% of North American vehicle production, and even closer to major appliance manufacturing locations. This is advantageous, because our products are light in weight, and transportation costs can be a significant portion of the delivered cost of the products.

Our Strategy

Our business strategy is to be a valued partner in our customers’ product development and production processes by producing exceptional quality and providing reliable on-time delivery, competitive costs, and technical innovation with rapid engineering support. We utilize our extensive knowledge of raw materials and adhesives combined with our engineering development and rapid responsiveness to deliver innovative and timely customer solutions for NVH management, water and air sealing, decorative and other functional applications.

We have attempted to align our internal human resources and technical capabilities to take advantage of industry mega trends, such as light weighting, telematics, and reduced energy consumption, which we believe will produce profitable revenue growth opportunities from our existing operations. In addition, our growth plan includes initiatives to develop certain new products and new markets which provide incremental growth opportunities. We believe that significant opportunities exist to continue to grow our business and increase profitability by focusing on the following:

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Further Penetrate Existing Markets with Existing Products and Processes. We believe we are positioned to gain share and grow in existing markets with our current products and processes, capitalizing on the industry’s increasing demand for NVH management content coupled with our capabilities, including exclusive proprietary materials sold to existing customers and targeted new customers. As vehicles change materials to reduce weight, they are utilizing more rubber and plastic components like those designed and supplied by Unique. In addition, the increasing use of telematics is driving a need for quieter interiors in vehicles at all levels. This is causing an increase in the amount of acoustical insulation and solutions per vehicle. Separately, the rate of increase in vehicle production will be significantly higher in the Southern United States and Mexico over the next five years. We hope to capitalize on our ability to service customers in different geographical locations through our manufacturing facilities in the Midwestern and Southeastern regions of the United States and Mexico.

Develop New Products and Processes for Existing Markets. We have developed and earned the reputation as a problem solver to our current customers. As a result, we are in the position to develop complementary products and processes that can be sold to the same purchasing and engineering groups that already do business with us. By adding products and processes to our portfolio that broaden our scope with existing engineers and purchasing groups, we can offer one stop shopping, that allows them to reduce their supply base and complexity, while increasing sales opportunities for Unique. We work closely with raw material and adhesive suppliers to develop innovative solutions that offer cost and performance improvement. We constantly focus on finding new applications for molded products utilizing thermoforming, compression and fusion molding. These activities frequently lead to the development of new or novel products not yet in common use. When this occurs, we actively explore the patentability of the product. Protection of our intellectual property is a conscious part of our strategy of using technology and innovation as a competitive advantage. An example of this is our patent pending light weight TwinShape duct technology.

Create New Markets with Existing Products and Processes. While the specific products may vary, we have identified numerous opportunities to sell products fabricated using die cut and molding technology into new markets such as medical and not currently served industrial markets. We have demonstrated the ability to develop cost effective products utilizing various materials. Our recent acquisitions have provided the Company with credible access to a variety of new markets for our products. Because of our strategic acquisitions, we are currently developing new products for the appliance, water heater and HVAC industries utilizing our various molding technologies. We are also exploring increased opportunities for medical products. Raw material and adhesive suppliers rely on us to provide marketplace insight into new or emerging customer challenges. We have the capability to combine new materials with new processes to create cost effective products in new markets

Pursue Acquisitions. We expect to selectively pursue acquisitions that add new products and/or processes or geographic and market expansion to further expand our portfolio of customer solutions. Management recently completed two accretive add-on acquisitions that added new markets and additional manufacturing processes to our capabilities. Management has a long history of identifying and successfully integrating new platforms. We will continue to use our relationship with our financial sponsor to identify evaluate and execute acquisition opportunities.

Products

Unique’s primary products, which are identified by manufacturing process – die cut products, thermoformed/compression molded products and fusion molded products – are highlighted below:

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Automotive Product Applications

Unique’s rapid responsiveness and extensive product and process capabilities are valued by its customers. Unique’s diverse product offering, derived from a broad base of raw materials utilizing multiple manufacturing technologies, is the most comprehensive of similar companies operating in this industry. Unique’s access to broad production capabilities enables it to work with over 1,000 raw materials to develop the optimum solution for a given application. Unique’s broad product offering results in it being a single-source supplier to customers, which creates a competitive advantage.

Die Cut Products

Unique is primarily a supplier of die cut non-metallic materials and components. This is the Company’s core business, within all of its markets, developed through its technical expertise, broad customer base, strategic manufacturing footprint, diverse material selection and strong quality and delivery performance. Unique leverages its market position in die cutting by offering complementary products and processes such as thermoforming, compression molding and fusion molding.

Die cut products are utilized in applications such as air and water sealing, insulation, NVH performance and BSR conditions. Management estimates that the average light vehicle utilizes approximately $38.00 of non-metallic die cut components, based on typical product usage, implying a total North American automotive market of approximately $500 million. Unique is a market leader in this product area. The following diagram highlights examples of its die cut products:

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Examples of Die Cut Products

Product:	HVAC Seal	Trim Insulation	Headliner Insulation	Fender Acoustical Pad
Purpose:	Air & Water Sealing	NVH	NVH	NVH
Material:	PUR Foam	PUR Foam	Non-Woven PP	Thinsulate Fiber

Product:	A/B/C Pillar Cover	Dashboard Seal	Cup Holder Base	Under Hood Insulation
Purpose:	Decorative (Class A)	NVH	Decorative	NVH
Material:	Laminated Vinyl	EPDM	Santoprene TPE	Vinyl Nitrile

Thermoformed / Compression Molded Products

In 2005, Unique began expanding its product offerings to include thermoformed and compression molded products. Unique leveraged its position as a manufacturer of core die cut products to gain traction with customers who wanted a single-source solution for other related products, such as thermoformed, compression molded and fusion molded components.

Management seeks to continue the development of molded products that are complementary to the Company’s die cut products. These products have a higher engineering content and provide increased sales and margin growth. These products also differentiate Unique and make it more valuable to its target customers. The Company’s development efforts in this area have led to innovative product solutions such as Unique’s patent pending thermoformed HVAC duct modules, Unique’s proprietary TwinShape duct line. The TwinShape line is currently in production at one vehicle OEM and in development at four other OEMs.

Unique’s thermoformed and compression molded products include HVAC air ducts, door watershields, evaporator liners, console bin mats and fender insulators, among others. Unique believes there is significant room to grow within each of its thermoformed and compression molded product areas. The following diagram highlights examples of Unique’s thermoformed and compression molded products:

Examples of our Thermoformed / Compression Molded Products

Product:	HVAC Duct Module	Door Watershield	Console Bin Mat	Air Duct
Purpose:	Functional	Air & Water Sealing	Decorative	Functional
Material:	Cross Linked PP	Cross Linked PP/PE	PVC	Cross Linked PP

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The following highlights Unique’s TwinShape line of innovative twin-sheet thermoformed air duct technology:

TwinShape Twin-Sheet Thermoformed Air Duct Technology

Fusion Molded Products

In 2008, Unique began to expand its product portfolio to include fusion molded components through an exclusive supply relationship with Chardan Corp. In February 2014, Unique purchased the Chardan Business, bringing the fusion molding capability in-house. Fusion molding is an innovative foam molding process used to manufacture precise three dimensional components that are lightweight and provide excellent thermal and acoustic performance. Primarily used for NVH management and body sealing applications, the fusion molded products are complementary to Unique’s other product lines and give Unique additional options to provide light-weighting and NVH management solutions to its customers.

In Europe, the market for fusion molded products is fairly developed; BMW, Mercedes and VW have integrated the technology in their vehicles for several years. The North American market for fusion molding is growing rapidly as European OEMs source more fusion molded products in their North American vehicles and the technology gains traction with domestic OEMs such as Chrysler and GM. In addition, since there are a very limited number of North American suppliers with the engineering and manufacturing capabilities to produce fusion molded components, Unique is well positioned to capitalize on the growth in the North American market.

Unique’s fusion molded products include exterior mirror seals, cowl-to-hood seals, cowl-to-fender seals, and other NVH management and sealing applications like fillers, spacers and gaskets. The following diagram highlights examples of Unique’s fusion molded products:

Examples of our fusion molded products

Product:	Interior Mirror Seal	Body-In-White Seal	Cowl to Hood Seal	Cowl to Fender Seal
Purpose:	NVH	NVH	NVH	NVH
Material:	Cross Linked PE	Cross Linked PE	Cross Linked PE	Cross Linked PE

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The following highlights the Unique’s fusion molding technology:

Fusion Molding Technology

 Interior Mirror Seal

Significant Customers

The Company’s customers are principally engaged in the North American automotive industry (approximately 80.2% of our net sales for the twenty six weeks ended June 29, 2014), as well as in the manufacturing of durable residential housing and some commercial products as a result of our acquisition of PTI (approximately 14.5% of our net sales for the twenty six weeks ended June 29, 2014). In the automotive market, the Company’s sales are primarily directly to Tier 1 suppliers to the OEMs. Approximately 13.5% of our net sales for the twenty six weeks ended June 29, 2014 were made directly to vehicle OEMs. Johnson Controls, for the fifty two weeks ended December 29, 2013, accounted for approximately 14% of our net sales and our three largest customers, including Johnson Controls, accounted for approximately 24.4% of our net sales for such period.

Competitive Environment

We believe that customer sourcing decisions are based on the responsiveness of a supplier and its ability to deliver innovative solutions, quality products and competitive pricing. In order to be awarded opportunities, Unique strives to develop mutually beneficial relationships with its customers through technical support and consistent/predictable performance. Unique differentiates itself through innovation in materials, rapid responsiveness and broad manufacturing capabilities.

Unique estimates that the market for its core business for multi-material foam, rubber and plastic components utilized in NVH management, air and water sealing, functional and decorative applications to be approximately $500 million in North America. Unique believes that there is not any dominant supplier within the market, although Unique believes that it is the largest supplier, measured by net sales, within the market. There are significant barriers to entry into the market, including the complexities of managing production and ordering raw materials at the scale necessary and the difficulty, cost and length of time required to obtain acceptance by customers.

Liability and Insurance

We have liability and other insurance coverage which we believe is sufficient to cover our risks.

Employees

As of June 29, 2014, we had 571 full-time and 236 contract workers. In the Auburn Hills, Michigan facility, 129 of the hourly workers are represented by a labor union and are covered by a collective bargaining agreement which is effective through August 22, 2016. In the Louisville, Kentucky facility, 16 hourly workers are represented by a labor union and are covered by a collective bargaining agreement which is effective through January 31, 2017. We have never experienced a material work stoppage or disruption to our business relating to employee matters. We believe that our relationship with our employees is good.

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Properties

The following sets forth our facilities as of August 1, 2014.

Principal Uses	Location	Approximate Square Footage	Owned or Leased

Headquarters, Sales/Engineering, Manufacturing	Auburn Hills, Michigan	150,000	Leased

Sales/Engineering Manufacturing	LaFayette, Georgia	72,000	Owned

Sales/Engineering Manufacturing	Monterrey, Mexico	60,000	Leased

Manufacturing	Bryan, Ohio	42,000	Leased

Sales/Engineering Manufacturing	Louisville, Kentucky	73,000.	Owned

Manufacturing	Evansville, Indiana	66,500	Owned

Manufacturing	Ft. Smith, Arkansas	70,000	Owned

Manufacturing	Murfreesboro, Tennessee	71,000	Owned

Each of our owned properties has been mortgaged to our senior lender to secure our borrowings under our senior credit facility.

In April 2014 the board of directors approved the construction of a new facility in LaFayette, Georgia across the street from our existing facility. The new facility will initially be 75,000 square feet with future expansion options. The estimated aggregated cost of constructing the new facility and of equipment is $4.50 million. Construction is estimated to be completed in April, 2015. Our senior lender has agreed to provide financing for the construction in the form of an expanded term loan secured by a first mortgage on the facility and a security interest on the equipment. The Walker County Development Authority has proposed to provide to us a tax abatement for state, local and school taxes for ten years, which will be conditioned, on among other things, our maintaining a minimum number of jobs at the existing facility in LaFayette, Georgia and the new facility, and transferring the new facility, for the term of the abatement, to the authority. The authority will lease the new facility to us and resell it to us, for a nominal cost, at the end of the term of the abatement.

Government Regulation

Our manufacturing operations, facilities and properties in the United States and Mexico are subject to evolving foreign, federal, state and local environmental and occupational health and safety laws and regulations, including those governing air emissions, wastewater discharge and the storage and handling of chemicals and hazardous substances. If we fail to comply with such laws and regulations, we could be subject to significant fines, penalties, costs, liabilities or restrictions on operations, which could negatively affect our financial condition.

We believe that our operations are in compliance, in all material respects, with applicable environmental and occupational health and safety laws and regulations, and our compliance with such laws and regulations has not had, nor is it expected to have, a material impact on our earnings or competitive position. However, new requirements, more stringent application of existing requirements or the discovery of previously unknown environmental conditions could result in material environmental related expenditures in the future.

Legal Proceedings

Management is not aware of any legal proceedings contemplated by any government authority or any other party involving our business. As of the date of this prospectus, no director, officer or affiliate is: (1) a party adverse to us in any legal proceeding, or (2) has an adverse interest to us in any legal proceeding. Management is not aware of any other legal proceedings pending or threatened against us.

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MANAGEMENT

Directors, Executive Officers and Corporate Governance

Our directors and executive officers and their respective ages as of the date of this prospectus are as follows:

Name	Age	Position with the Company
John Weinhardt	63	Chief Executive Officer, President and Director
Thomas Tekiele	47	Chief Financial Officer
Richard L. Baum, Jr.	54	Chairman of the Board
Paul Frascoia	46	Director
William Cooke	53	Director
Donn Viola	69	Director
Kimberly Korth	58	Director
James Illikman	46	Director

The following describes the business experience of each of our directors and executive officers, including other directorships held in reporting companies:

John Weinhardt

John joined the Unique Board in 2008 and has served in his current role as President and Chief Executive Officer since 2009. Prior to Unique, John was a Principal in the Operations Group at American Capital, Ltd.. Before joining American Capital, John was the head of manufacturing operations at Rain Bird Corporation. Prior to Rain Bird, he was President, Chief Operating Officer and part owner of Digitron Packaging. John has held senior management positions at AlliedSignal, Danaher Corporation, Prestolite Wire Corporation, Fayette Tubular Products, Inc. and Newcor, Inc. John received his bachelor’s degree in Mechanical Engineering from the Rose-Hulman Institute of Technology and his MBA/MS from Purdue University’s Krannert School of Management.

Thomas Tekiele

Tom joined Unique Fabricating NA, Inc. in 2001 as our Chief Financial Officer. Tom has twenty five years of experience with multi-plant financial management. Prior to joining Unique, Tom was the Corporate Controller for Cardell Corporation, a privately held supplier of metal stamping and plastic injection molding products to the automotive industry. Prior to Cardell Corporation. Tom was an Audit Manager at the public accounting firm of Arthur Andersen. Tom earned a Bachelor’s degree in Accounting from Michigan State University. He holds an inactive CPA license.

Richard L. Baum, Jr.

Richard has served on the board as Chairman since our inception in 2013. Richard joined Taglich Private Equity in 2005 and currently sits on the boards of BG Staffing, Inc. (OTC: BGSF), and five other portfolio companies of Taglich Private Equity. Prior to joining Taglich Private Equity, Richard led a group that purchased a private equity portfolio from Transamerica. From 1998 to 2003, Richard was a Managing Director in the small business merger and acquisition practices of Wachovia Securities and its predecessor, First Union Securities. From 1988 through 1998, Richard was a Principal with the Mid-Atlantic Companies, Ltd., a financial services firm focused on succession planning for high net worth business owners and their families (First Union purchased Mid-Atlantic in 1998). Richard received a Bachelor of Science Degree from Drexel University and an MBA from the Wharton School of the University of Pennsylvania.

Paul Frascoia

Paul has been the President and Chief Executive Officer of the Critical Process Systems Group, or CPS, and its predecessors since 2007. CPS is a group of manufacturing and design companies providing innovative industrial product solutions to an array of industries including semiconductor, chemical processing, industrial gas, mining, power generation, and life sciences. Prior to the establishment of CPS, Mr. Frascoia was the President of Fab-Tech, Inc. from 2005 to 2007 and Chief Financial Officer from 2001 to 2005. Prior to joining Fab-Tech he was Corporate Controller and Treasurer with Burton Snowboards, helping the company manage dramatic growth in core and affiliate brands. Before working for Burton, he was Corporate Controller of the Turtle Fur Company, the leading global winter sports accessory company. Mr. Frascoia received a Bachelor of Science degree in Business Administration from the University of Vermont in 1990. He holds an inactive CPA license.

William Cooke

William joined Taglich Brothers in 2012 and participates in sourcing, evaluating, and executing new investments as well as monitoring existing investments. Prior to joining Taglich Brothers, he was a Managing Director of Glenwood Capital LLC from 2009 to 2012, where he advised middle-market clients on capital raising and mergers and acquisitions. From 2001 to 2009, William sourced, evaluated and executed mezzanine transactions for The Gladstone Companies and BHC Interim Funding II, L.P. Before entering the private equity industry, William served as a securities analyst primarily covering the automotive and industrial sectors for ABN AMRO Incorporated and McDonald & Company Securities, Inc. William received his BA degree from Michigan State University and MBA degree from the University of Michigan. He is a Chartered Financial Analyst and a member of the board of directors of APR, LLC.

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Donn J. Viola

Donn serves as a director of Allied Specialty Vehicles, a manufacturer of fire apparatus, ambulances, recreational vehicles, buses and terminal equipment, and as a director of Manac, Inc., a North American manufacturer of custom semitrailers. Donn previously was a director of Williams Controls (NYSE MKT: WMCO) until its sale in December 2012. In addition, Donn is the Chairman of the Navistar Retiree Supplemental Benefit Plan. Donn served as Chief Operating Officer of Donnelly Corporation, an automotive parts supplier, from 1996 until his retirement in 2002. From 1990 to 1996, he held positions as Senior Executive Vice President and Chief Operating Officer with Mack Trucks, a heavy truck manufacturer. Before Mack Trucks, Donn worked as the Executive Vice President of the Cars and Concepts Division of Masco Industries. Prior to Masco, Donn was a Vice President of Manufacturing Operations for Volkswagen of America and a General Superintendent of Production for General Motors Corporation. Donn has a Bachelor of Science in Mechanical Engineering from Lehigh University and completed the Stanford University Executive Program.

Kim Korth

Kim is President and Chief Executive Officer of TECHNIPLAS Group, a privately held group of specialized plastics companies that primarily serve the automotive, industrial, and medium and heavy truck industries. TECHNIPLAS is headquartered in Nashotah, Wisconsin and has four platform companies, Dickten Masch Plastics, based in Wisconsin, Nyloncraft based in Indiana, Weidmann Automotive & Industrial, based in Rapperswil Switzerland, and Vallotech based in Valorbe, Switzerland. Prior to joining the TECHNIPLAS Group, Kim was President and Chief Executive Officer of Supreme Industries, Inc. (NYSEMKT: STS), a producer of specialty vehicles based in Goshen, Indiana. Kim is also the founder of IRN Inc., a premier boutique-consulting firm focused on mid-sized manufacturing firms. Kim holds a B.A. degree from Western Michigan University and an M.I.M. from the American Graduate School of International Management (Thunderbird). She is currently a member of the board of Stoneridge Inc, (NYSE:SRI) and two other private companies. She is also a member of the Original Equipment Suppliers Association (OESA).

James Illikman

James joined Peninsula Capital Partners, LLC, a mezzanine and equity capital fund manager, in 2003 and became a partner in 2005. James has over twenty years of experience in private equity, mergers and acquisitions, corporate finance and operations management. Prior to joining Peninsula Capital Partners, James was with Talon Equity Partners, LLC, a middle-market buyout firm, where he was responsible for investment origination and portfolio management. Before Talon Equity Partners, he held positions with Freudenberg-NOK General Partnership, United Technologies Corporation and the predecessor entity to Delphi Corporation. At these firms, James served in various corporate finance roles. James has also served as interim President and Chief Financial Officer of companies within his portfolio management responsibility. James earned both a Bachelor and Master’s in Business Administration degrees from the University of Michigan. He is a member of the CFA Institute.

When considering whether the directors have the experience, qualifications, attributes and skills, taken as a whole to enable our board to satisfy its oversight responsibilities effectively, the board focuses on the diversity of skills, business and professional business experience reflected in the descriptions above. In particular:

•	With respect to Mr. Weinhardt, the board considered his knowledge of our operations as our Chief Executive Officer and President, his wealth of industry of experience related to our business and his experience as the principal executive officer and director of a publicly held corporation.

•	With respect to Mr. Baum, the board considered his perspective and experience with our ongoing strategy and operations that he has obtained through his service to the Company and his ability to evaluate and assist with potential acquisitions and financing opportunities.

•	With respect to Mr. Frascoia, the board considered his extensive managerial and financial expertise.

•	With respect to Mr. Cooke, the board considered his valuable financial expertise and his experience in evaluating transactions.

•	With respect to Mr. Viola, the board considered his extensive industry experience, including as chief operating officer of automotive parts suppliers and heavy truck manufacturers, and his experience, as a director of a publicly-held corporation, with management, compensation, finance and accounting issues.

•	With respect to Ms. Korth, the board considered her extensive experience in corporate governance issues as a director of a publicly-held corporation, organizational design, and development of strategies for growth and improved performance for automotive suppliers, as well as her insight into industry trends and expectations.

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•	With respect to Mr. Illikman, the board considered his valuable experience in mergers and acquisitions, corporate finance and operations management.

Each officer is appointed by and serves at the pleasure of the Board subject to the terms of their respective employment agreements.

Board of Directors

Our business and affairs are managed under the direction of our board of directors. The composition of our board of directors prior to this offering was governed by the terms of the Stockholders Agreement among the Company and the stockholders named herein, dated March 18, 2013, or the Stockholders Agreement, pursuant to which the Taglich founding investors, as defined, have designated Richard L. Baum, Jr., William M. Cooke, Paul Frascoia and Donn Viola as directors. Pursuant to the Stockholders Agreement, Peninsula has designated James Illikman and Kim Korth as directors. The Stockholders Agreement will terminate upon the completion of this offering, except for certain registration rights described in “Shares Eligible for Future Sale.” However, Peninsula will have the right to nominate one director until such time as its beneficial ownership of our common stock is less than 5% of our total outstanding shares of common stock. The director initially nominated by Peninsula is James Illikman. Upon completion of the offering, Peninsula will beneficially own 16.77% of our shares of common stock.

In accordance with our amended and restated certificate of incorporation, immediately upon the closing of this offering, our board of directors will be divided into three classes with staggered three-year terms. At each annual meeting of stockholders following this offering, the successors to the directors whose terms then expire will be elected to serve until the third annual meeting following the election. At the closing of this offering, our directors will be divided among the three classes as follows:

•	The Class I directors will be William Cooke and Kim Korth, and their terms will expire at the first annual meeting of stockholders to be held after the completion of this offering;

•	The Class II directors will be Donn Viola and Paul Frascoia, and their terms will expire at the second annual meeting of stockholders to be held after the completion of this offering; and

•	The Class III directors will be Richard L. Baum, Jr., John Weinhardt and James Illikman, and their terms will expire at the third annual meeting of stockholders to be held after the completion of this offering.

Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

Director Independence

Under the rules and listing standards of NYSE MKT, or the NYSE Listing Rules, a majority of the members of our board of directors must satisfy the NYSE Listing Rules criteria for “independence.” No director qualifies as independent under the NYSE Listing Rules unless our board of directors affirmatively determines that the director does not have a relationship with us that would impair independence (directly or as a partner, stockholder or officer of an organization that has a relationship with us). Our board of directors has determined that [_____] are independent directors as defined under the NYSE Listing Rules. Mr. Weinhardt is not independent under the NYSE Listing Rules as a result of his position as our President and Chief Executive Officer. See “Certain Relationships and Related Party Transactions” below for additional information.

Board Committees

The standing committees of our board of directors consist of an Audit Committee and a Compensation Committee. Each of the committees reports to the board of directors as they deem appropriate and as the board may request. The expected composition, duties and responsibilities of these committees are set forth below.

Audit Committee

The Audit Committee is responsible for, among other matters: (1) appointing, retaining and evaluating our independent registered public accounting firm and approving all services to be performed by them; (2) overseeing our independent registered public accounting firm’s qualifications, independence and performance; (3) overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC; (4) reviewing and monitoring our accounting principles, accounting policies, financial and accounting controls and compliance with legal and regulatory requirements; (5) establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters; and (6) reviewing and approving related party transactions.

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Our Audit Committee consists of Richard L. Baum, Jr., William Cooke, and Kim Korth. We believe that all qualify as independent directors according to the rules and regulations of the SEC with respect to audit committee membership. We also believe that ______ qualifies as our “audit committee financial expert” as such term is defined in Item 407(d)(5)(ii) and (iii) of Regulation S-K. Our board of directors has adopted a written charter for the Audit Committee in connection with this offering, which is available on our corporate website at www.uniquefab.com. The information on our website is not part of this prospectus.

Compensation Committee

The Compensation Committee is responsible for, among other matters: (1) reviewing key employee compensation goals, policies, plans and programs; (2) reviewing and approving the compensation of our directors, chief executive officer, and other executive officers; (3) reviewing and approving employment agreements and other similar arrangements between us and our executive officers; and (4) administering our stock plans and other incentive compensation plans.

Our Compensation Committee consists of Richard L. Baum, Jr., Donn Viola and James Illikman. Our board of directors has adopted a written charter for the Compensation Committee in connection with this offering, which is available on our corporate website at www.uniquefab.com. The information on our website is not part of this prospectus.

No member of our Compensation Committee is a current or former officer or employee of Unique Fabricating, Inc., or its subsidiaries or has had a relationship requiring disclosure by Unique Fabricating, Inc., under applicable federal securities regulations. No executive officer of Unique Fabricating, Inc., served as a director or member of the Compensation Committee of any entity that has one or more executive officers serving as a member of our board of directors or Compensation Committee.

Involvement in Certain Legal Proceedings

None of our directors, executive officers or control persons has been involved in any of the following events during the past five years: (i) any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time; (ii) any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offences); (iii) being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or (iv) being found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Code of Business Conduct and Ethics

We have adopted a written code of business conduct and ethics, which outlines the principles of legal and ethical business conduct under which we do business. The code is applicable to all of our directors, officers and employees and will be available on our corporate website following the completion of the offering. We intend to disclose any amendments to our code of business conduct and ethics, or waivers of its requirements, on our website or in filings under the Exchange Act to the extent required by applicable rules and exchange requirements.

Non-Employee Director Compensation

Some of our non-employee directors received cash compensation for their service on our board of directors and committees of our board of director during 2013. The following table provides information regarding total compensation that was granted to our non-employee directors during the year ended December 29, 2013.

Director Name	Total
Richard L. Baum, Jr. (1)	$-
Paul Frascoia (2)	$-
William Cooke (1)	$-
Donn J. Viola	$12,500
Kim Korth	$15,000
James Illikman (3)	$-

(1)	Taglich Private Equity provides services to the Company through a Management Service Agreement which includes the board services of board members it has designated. Such board members, Richard L. Baum, Jr. and William Cooke, do not receive compensation from the Company for board service.

(2)	Mr. Frascoia joined the board of directors in July 2014.

(3)	Representative appointed by Peninsula who has not received compensation for board service.

We intend to implement a formal policy to be effective upon completion of this offering pursuant to which our non-employee directors would be eligible to receive equity awards and annual cash retainers as compensation for service on our board of directors and committees of our board of directors.

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EXECUTIVE COMPENSATION

The following describes the material elements of compensation awarded to, earned by, or paid to our named executive officers, our President and Chief Executive Officer, John Weinhardt, and our Chief Financial Officer, Thomas Tekiele. No other individuals served as an executive officer during the year ended December 29, 2013.

Summary Compensation Table

The following table provides information regarding the compensation of our named executive officers for the year ended December 29, 2013.

Name and Principal Position	Year	Salary	Option Awards (1)	Non-Equity Incentive Plan Compensation (2)	Other Compensation	Total
John Wienhardt
President and Chief Executive Officer	2013	$320,260	$31,050	$858,081	$57,884(3)	$1,267,276

Thomas Tekiele
Chief Financial Officer	2013	$221,458	$10,350	$445,001	$19,539(4)	$696,349

(1)	The amounts reported reflect the aggregate grant date fair value of option awards granted during the year as computed in accordance with FASB ASC Topic 718. The assumptions used to calculate these amounts are discussed in note 10 to our notes to consolidated financial statements included elsewhere in this prospectus. The options vested 20% on the date of grant and an additional 20% of the options vest on each of the first, second, third and fourth anniversaries of the date of grant. The exercise price of the options is $3.33 per share.
(2)

The amounts reported reflect the following: (i) bonuses paid under each executive’s employment agreement; and (ii) amounts paid under our predecessor’s executive incentive compensation plan, which was organized as a phantom stock plan covering only specific executives. Participants became fully vested upon our acquisition of the predecessor company, Unique Fabricating NA, Inc. on March 18, 2013 which was a change of control under the plan. The amounts paid under the plan were the responsibility of the predecessor company and deducted from the purchase price paid by us paid to the predecessor’s owners.

(3)	Includes housing allowance ($27,615), 401(k) contribution, car, relocation and travel allowance.
(4)	Includes 401(k) contribution and car allowance.

Outstanding Equity Awards as of December 29, 2013

The following table sets forth information regarding outstanding stock options held by our named executive officers as of December 29, 2013. Our named executive officers did not hold any restricted stock or other awards as of December 29, 2013.

Name	Grant Date (2) (3)	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price (1)	Option Expiration Date
John Weinhardt	7/1/2013	27,000	108,000	$3.33	7/1/2023
Thomas Tekiele	7/1/2013	9,000	36,000	$3.33	7/1/2023

(1)	This column represents the fair value of a share of our common stock on the date of grant, as determined by our board of directors.
(2)	20% of the shares subject to the stock option vest over a four-year period on each anniversary of the initial grant, subject to continued service with us through each vesting date.
(3)	Option is subject to accelerated vesting upon a qualifying termination of the executive’s employment with us following a change of control.

John Weinhardt, our Chief Executive Officer, and Thomas Tekiele, our Chief Financial Officer, were eligible to receive bonuses during fiscal year 2013 which provided for cash payments based upon achievement of specified performance objectives.

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John Weinhardt has an annual bonus target of 75% of his base salary. Thomas Tekiele has an annual bonus target of 40% of his base salary. Bonuses are based on a combination of corporate performance against the Financial Plan approved by the Board of Directors and performance against certain individual goals and objectives. Bonuses are only paid if at least 75% of Plan results are achieved. Performance between 75% and 100% of Plan results establishes a potential bonus payout of that same percentage of the bonus target. Performance above 100% of Plan results establishes a potential bonus payout based on a bonus target multiplier of 2 for every percent that actual results exceed Plan. For example, achievement of 110% of Plan results establishes a potential bonus payout of 120% of the bonus target. The actual bonus paid is the potential bonus based on corporate performance factored by the individual’s achievement of individual goals and objectives.

Executive Employment Arrangements

John Weinhardt

John Weinhardt has a one year employment agreement that currently expires on March 18, 2015 which renews automatically each year for successive one-year terms, on the same terms and conditions then in effect, unless notice of non-renewal is given by either Mr. Weinhardt or us at least 90 days prior to the end of the applicable term. The agreement provides for an initial base salary of $330,000 per year (subject to annual review and increase as the Company deems appropriate, but not decrease except temporarily in case of severe reduction in the Company’s sales) as well as certain benefits including vacation, health care and the use of a company paid leased car. The agreement provides for payment of lodging expenses in the Detroit metropolitan area of up to $2,000 per month, expenses for travel between the Detroit metropolitan area and Mr. Weinhardt’s principal residence of up to $1,000 per month and the payment of relocation costs of up to $100,000. The agreement provides for an annual bonus, subject to the satisfaction of terms and conditions determined by the Board, of up to 75% of Mr. Weinhardt’s base salary.

Mr. Weinhardt is subject to a non-compete covenant, which provides that during the term of employment and for fifty two weeks following his termination, Mr. Weinhardt may not, directly or indirectly, participate in, engage in or have a financial interest in or management position or other interest in any business that is competitive with the Company’s business. Similarly, during the term of employment and for fifty two weeks following the date of his termination, Mr. Weinhardt may not, directly or indirectly, solicit or otherwise interfere with the Company’s relationship with any employee, customer or supplier of the Company. Mr. Weinhardt is also required to keep confidential during the term of employment and thereafter all confidential and proprietary information concerning the Company and its business.

Thomas Tekiele

Thomas Tekiele has a one year employment agreement that currently expires on March 18, 2015, which renews automatically each year for successive one-year terms, unless notice of non-renewal is given by Mr. Tekiele or us at least 90 days prior to the end of the then applicable term. The agreement provides for compensation in the form of base salary, currently $230,000 per year, and bonus, as well as certain benefits including vacation, health care and the use of a company car. The agreement provides for an annual bonus, subject to the satisfaction of terms and conditions determined by the Board of up to 40% of Mr. Tekiele’s base salary.

Mr. Tekiele is subject to a non-compete covenant, which provides that during the term of employment and for fifty two weeks following his termination, Mr. Tekiele may not, directly or indirectly, participate in, engage in or have a financial interest in or management position or other interest in any business that is competitive with the Company’s business. Similarly, during the term of employment and for fifty two weeks following the date of his termination, Mr. Tekiele may not, directly or indirectly, solicit or otherwise interfere with the Company’s relationship with any employee, customer or supplier of the Company. Mr. Tekiele is also required to keep confidential during the term of employment and thereafter all confidential and proprietary information concerning the Company and its business.

Post-Employment Compensation

Our employment agreements with our named executive officers described above provide that upon termination of the officer by the Company without cause or if the Company delivers a notice of non-renewal to an executive, the separating named executive officer is entitled to receive payment of the executive’s base salary for fifty two weeks or until such time as the executive accepts employment with another company, whichever period is shorter, and, if the executive elects COBRA coverage, continuation of all benefits during the 12 month period, in accordance with our standard compensation and payroll procedures for active employees participating in such plans. Mr. Weinhardt also will be entitled to the use of a company paid leased vehicle, fuel and routine maintenance. Receipt of these severance benefits is contingent upon the separation of named executive officer executing and not revoking a general release of claims in favor of the Company and its affiliates and compliance with the executive’s obligations under the employment agreement, including non-complete, non-solicitation and non-disclosure covenants, and under equity holder or other agreements.

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2013 Stock Incentive Plan

Our 2013 Stock Incentive Plan was adopted by our board of directors and approved by our stockholders in March 2013. The plan provides for the granting of stock options to employees, directors, consultants and any person or entity who has the contractual right to appoint a director. Grants of stock options may include incentive stock options and non-statutory stock options. The plan authorizes 525,405 shares of our common stock to be issued under the plan. As of the date of this prospectus, we have awarded options to our officers for an aggregate 180,000 shares of our common stock at an exercise price of $3.33 per share. The plan is administered by our board or a committee, which in the discretion of the board is constituted to comply with the requirements of Rule 16b-3 under the Securities Exchange Act or Section 162(m) under the Internal Revenue Code of 1986.

The plan provides that, on the date of the grant, the exercise price must equal at least 100% of the fair market value or, in the case of any incentive stock options, 110% of the fair market value with respect to optionees who own at least 10% of the total combined voting power of all classes of our stock. The fair market value is the closing sales price for our stock if it is listed on any established stock exchange or national market system or, if the common stock is regularly quoted by a recognized securities dealer but selling prices are not reported, determined by computing the arithmetic mean of our high and low asked prices on a given determination date. No option may have a term in excess of ten years from the date of grant; provided that for any incentive stock option granted to a 10% stockholder, the term may not exceed five years from the date of grant. The consideration, to the extent approved by the plan administrator, may be paid by cash or cash equivalent, with other shares of the Company, subject to certain requirements, or any combination of such consideration.

Awards granted under the plan are generally not transferable by the participant except by will or the laws of descent and distribution, and each award is exercisable, during the lifetime of the participant. Additionally, any shares of our common stock received pursuant to an award granted under the plan, are subject to our buy-back rights in terms set forth in the award agreement.

Options granted under the plan vest as provided at the time of the grant. Upon the occurrence of a change of control, as defined, each outstanding option shall be assumed or an equivalent option substituted by the successor corporation or a parent or subsidiary of the successor corporation, unless otherwise provided in the award agreement. If the successor does not assume the option or issue an equivalent option, the administrator will provide that (1) all options will become exercisable in full at a specified time prior to the change of control and will terminate upon its consummation of the change of control unless exercised prior thereto or (2) all options will terminate upon consummation of the change of control and each holder will receive a cash payment based upon the difference between the acquisition price per share in the transaction and the exercise price. The currently outstanding options vest 20% on the date of grant and then ratably at 20% per year over the next four years.

The plan may be amended, altered, suspended or terminated by the administrator at any time. We may not alter the rights and obligations under any award granted before amendment of the plan without the consent of the affected participant. Unless terminated sooner, the plan will terminate automatically in March 2023.

2014 Omnibus Performance Award Plan

We have adopted the Unique Fabricating, Inc. 2014 Omnibus Performance Award Plan, or the 2014 Plan, which will be effective on the closing of this offering. The 2014 Plan provides for the grant of cash awards, stock options, stock appreciation rights, or SARs, shares of restricted stock and restricted stock units, or RSUs, performance shares and performance units. The 2014 Plan authorizes the grant of awards relating to 250,000 shares of our common stock. In the event of any transaction that causes a change in our capitalization, the Compensation Committee or such other committee administering the 2014 Plan will make such adjustments to the number of shares of common stock delivered, and the number and/or price of shares of common stock subject to outstanding awards granted under the 2014 Plan, as it deems appropriate and equitable to prevent dilution or enlargement of participants’ rights.

Plan Administration. The 2014 Plan will be administered by the Compensation Committee of our board (which will consist exclusively of outside directors), or by such other committee consisting of not less than two non-employee directors appointed by the board. The committee will be comprised solely of directors qualified to administer the 2014 Plan pursuant to Rule 16b-3 under the Exchange Act. It also is expected that the composition of the committee will satisfy the requirements of Treas. Reg. Section 1.162 27(e)(3) with respect to grants made to certain key executive officers, which is one of the factors necessary to enable the Company to avoid the income tax deduction limitation under Section 162(m) of the Code on annual compensation in excess of $1,000,000.

Eligibility and Participation. Employees eligible to participate in the 2014 Plan include management and key employees of the Company and its subsidiaries, as determined by the committee, including employees who are members of the board. Directors who are not employees and consultants to the Company also will be able to participate in the 2014 Plan.

Amendment and Termination of the Plan. In no event may any award under the 2014 Plan be granted on or after the tenth anniversary of the 2014 Plan’s effective date. The board may amend, modify or terminate the 2014 Plan at any time. However, no amendment requiring stockholder approval for the 2014 Plan to continue to comply with Sections 162(m), 409A or 422 of the Code will be effective unless approved by stockholders, and no amendment, termination or modification will materially and adversely affect any outstanding award without the consent of the participant.

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Awards Under the Plan.

Stock Options. The committee may grant incentive stock option, or ISOs, non-qualified stock options, or non-ISOs, or a combination of ISOs and non-ISOs. There are certain tax advantages to employees who receive ISOs. However, certain restrictions also apply to such grants. ISOs can be granted only to employees (not to non-employee directors or consultants), and the option exercise price must be at least equal to 100% of the fair market value of a share of common stock on the date the option is granted (110% in the case of an individual who is a 10% owner of the Company). An ISO may not be exercised later than 10 years after the date of grant (five years in the case of 10% owners of the Company). ISOs also may not be exercised later than three months (one year in the case of a termination of employment due to disability) after the optionholder’s termination of employment other than due to his or her death. Common stock will be deemed to be acquired under an ISO only with respect to the first $100,000 worth of common stock (valued on the date of grant) first exercisable in any calendar year and the excess number of shares will not be deemed to have been acquired under an ISO.

ISOs may be transferred only by will or under the laws of descent and distribution and, during the participant’s lifetime, will be exercisable only by the participant or his or her legal representative. Each stock option agreement will specify the holder’s (or his or her beneficiary’s) rights in the event of retirement, death or other termination of employment. Except as may be provided in the stock option agreement, if an option holder’s employment is terminated for “cause,” as defined by the 2014 Plan, all options granted to such holder will be forfeited. The option exercise price is payable in cash, in shares of common stock having a fair market value equal to the exercise price, by share withholding or a combination of the foregoing.

SARS. SARs may be in the form of freestanding SARs, SARs granted together with options, or tandem SARS, or a combination of both. The base value of a freestanding SAR must be equal to the fair market value of a share of common stock on the date of grant. The base value of a tandem SAR must be equal to the exercise price of the related option. Freestanding SARs may be exercised upon such terms and conditions as are imposed by the committee and set forth under the SAR award agreement. A tandem SAR may be exercised only with respect to the shares of common stock for which its related option is exercisable. Tandem SARs will expire no later than the expiration of the related option and the term of any tandem SAR which is linked to an ISO may not exceed ten years. Tandem SARs may be exercised only when the fair market value of the shares subject to the option exceeds the option exercise price. Furthermore, the number of shares of common stock that may be acquired under the related option will be reduced, one for one, by the number of shares with respect to which the tandem SAR is exercised.

Upon the exercise of an SAR, a participant will receive the difference between the fair market value of a share of common stock on the date of exercise and the base value multiplied by the number of shares with respect to which the SAR is exercised. Payment due upon exercise may be in cash, in shares of common stock having a fair market value equal to such cash amount, or a combination of cash and shares, as determined by the committee.

SARs may only be transferred by will or under the laws of descent and distribution and, during the lifetime of a participant, may be exercised only by the participant or his or her legal representative. Each SAR award agreement will specify the participant's (and his or her beneficiary’s) rights in the event of death or other termination of employment. Except as may be provided in a grant award made to a particular participant, if a participant voluntarily terminates his employment (other than as a result of disability) without the Company’s consent or without “good reason,” as defined, or if the participant is terminated for “cause” under the 2014 Plan, all SARs will be forfeited.

Restricted Stock. Restricted stock are shares of common stock transferred to a participant which are subject to forfeiture if certain employment or vesting requirements are not met during the “restriction period.” Restricted stock may not be sold, transferred, pledged, assigned or otherwise alienated or hypothecated until the end of the applicable restriction period or upon earlier satisfaction of conditions specified by the committee. During the restriction period, holders may exercise full voting rights and will be credited with cash dividends. Dividends credited during the restriction period will be withheld by the Company until the related shares of restricted stock vest and will be subject to the same restrictions on transferability and forfeitability as the shares of restricted stock with respect to which they were paid. All rights with respect to restricted stock will be available only during a participant’s lifetime, and each restricted stock award agreement will specify the participant’s (and his or her beneficiary’s) rights in the event of death or other termination of employment. Except as may be provided in an award agreement, if a participant’s employment is terminated for any reason prior to the end of the restriction period, all shares of restricted stock granted to such participant will be forfeited.

RSUs. Each RSU represents an agreement by the Company to deliver to the participant one share of common stock at a predetermined date. RSUs are subject to forfeiture if certain employment requirements or other vesting requirements are not met or if a participant’s employment is terminated for any reason prior to the end of the restriction period, unless otherwise provided in the award agreement. All rights with respect to RSUs will be available only during a participant’s lifetime, and each RSU award agreement will specify the participant’s (and his or her beneficiary’s) rights in the event of death or other termination of employment.

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Performance Shares and Performance Units. Performance shares and units are similar to shares of restricted stock and RSUs except that certain individual, financial or other company-related goals and targets must be met in order for the performance shares and units to become non-forfeitable. The committee will set performance goals which will determine the number and/or value of performance shares or units that will be paid to participants. The committee also may develop, subject to stockholder approval, goals and targets that must be met in order to determine the vesting and/or the amount of performance shares and/or units granted to key executives in order to avoid Section 162(m) limitations. Participants will be entitled to receive payment of the value of performance shares or units earned in cash and/or shares of common stock which have an aggregate fair market value equal to the value of the earned performance shares or units after the end of the applicable performance period. Prior to the beginning of each performance period, participants may elect to defer receipt of payout on such terms as the committee deems appropriate. Participants may be entitled to have dividends declared with respect to performance shares earned in connection with performance share/unit grants earned but not yet distributed held in their performance accounts, subject to the same restrictions as are applicable to dividends earned with respect to restricted stock. The performance shares and units may also be subject to other vesting requirements or other restrictions, such as continued employment for specified periods of time.

Except as may be provided in an award agreement with respect to a particular participant, in the event a participant’s employment is terminated for any reason, all performance shares and units granted to such participant will be forfeited. Performance shares and units may not be sold, transferred, pledged, assigned or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution.

Cash Incentives. Under the terms of a cash incentive grant, certain individual, financial or other Company-related goals and targets must be met in order for the cash incentives to become non-forfeitable and to determine the amount of the cash incentives to which a participant is entitled. The committee will set performance goals which, depending on the extent to which they are met during the performance periods established by the committee, will determine the value of cash incentives that will be paid to a participant. Participants will receive payment of the cash incentives at the end of the applicable performance periods. Prior to the beginning of each performance period, a participant may elect to defer receipt of payout on such terms as the committee deems appropriate. Except as may be provided in an award agreement with respect to a particular participant, if a participant’s employment is terminated for any reason, all unpaid cash incentives granted to such participant will be forfeited. Rights to cash incentives may not be sold, transferred, pledged, assigned or otherwise alienated or hypothecated.

Limits on Grants. To avoid the income tax deduction limitation under Section 162(m) of the Code on annual compensation in excess of $1,000,000, there are limits on the maximum number of options and SARS that may be granted, the maximum value of restricted stock, RSUs, performance units and shares that may be distributed and the maximum dollar amount of cash incentives that may be paid to any key executive under the 2014 Plan in any year.

Merger, Consolidation, Sale of Assets or Change in Control of the Company.

As of the effective date of a merger, consolidation, sale of all or substantially of the assets or the change in control of the Company (and if the merger, consolidation or other transaction agreement does not provide for the continuation of awards or the substitution of new awards), (1) any option or SAR outstanding will become immediately exercisable and (2) any restriction periods and restrictions imposed on restricted stock will be deemed to have expired. Performance shares or units payable after the date of a merger, consolidation or other transaction will be paid in cash as of the date they originally were to be paid unless, subject to the limitations imposed by Code Section 409A, the Company or its successor determines to pay such amounts as of an earlier date. Except as may be provided in a particular award, the number of performance shares and units will be prorated based on the attainment of the applicable performance goals at the target level if, as a result of the merger, consolidation, or other transaction the value of such awards cannot be determined.

Defined Contribution Plan; 401(k)

The Company maintains a defined contribution plan covering certain full time salaried employees. Employees can make elective contributions to the plan. The Company contributes 100 percent of an employee's contribution up to the first 3 percent of each employee's total compensation and 50 percent for the next 2 percent of each employee's total compensation. In addition, the Company, at the discretion of the board of directors, may make additional contributions to the plan on behalf of the plan participants.

Compensation Committee Interlocks and Insider Participation

No member of our compensation committee has at any time been an employee of ours. None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

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PRINCIPAL STOCKHOLDERS

The table sets forth certain information with respect to the beneficial ownership of our common stock as of June 29, 2014 by:

•	each of our directors and named executive officers;

•	each person who is known to be the beneficial owner of more than 5% of our common stock; and

•	all our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power over securities. It is based on 6,739,998 shares of common stock outstanding as of June 29, 2014 and 8,614,998 shares of common stock to be outstanding immediately after this offering. Shares of common stock subject to options and warrants that are currently exercisable or exercisable within 60 days of June 29, 2014 are considered outstanding and beneficially owned by the person holding the options or warrants for the purposes of computing beneficial ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

To our knowledge, except as set forth in the footnotes to this table and subject to applicable community property laws, where applicable, each person named in the table has sole voting and investment power with respect to the shares set forth opposite such person’s name.

Except as otherwise indicated, the address of each of the persons in this table is as follows: c/o Unique Fabricating, Inc., 800 Standard Parkway, Auburn Hills, Michigan 48326.

Name of Beneficial Owner	Number of Shares Beneficially Owned		Percent Beneficially Owned Before this Offering		Percent Beneficially Owned After this Offering
Five percent stockholders
The Peninsula Fund V, Limited Partnership 500 Woodward Avenue, Suite 2800 Detroit, Michigan 48226	1,444,632	(1)	21.34		16.71
Michael N. Taglich 709 New York Avenue, Suite 209 Huntington, New York 11743	426,900	(2)	6.32		4.94
Robert Taglich 709 New York Avenue, Suite 209 Huntington, New York 11743	441,900	(3)	6.54		5.12
Directors and named executive officers
John Weinhardt, President and Chief Executive Officer	196,500	(4)	2.89		2.27
Thomas Tekiele, Chief Financial Officer	76.500	(5)	1.13			*
Richard L. Baum, Jr., Chairman	257,994	(6)	3.82		2.99
William Cooke, Director	46,500	(7)		*		*
Donn J. Viola, Director	60,000			*		*
Paul Frascoia, Director	6,000			*		*
Kim Korth, Director	0			*		*
James Illikman, Director	0			*		*
(all directors and officers as a group (eight) persons)	643,494	(4)(5)(6)(7)	9.4		7.4

*Represents less than one percent

(1)	Includes a warrant to purchase 29,232 shares of common stock.
(2)	Include 243,000 shares and warrants to purchase 18,900 shares owned jointly by Mr. Taglich and his wife and 9,000 shares owned by a trust for which Mr. Taglich’s wife is trustee.
(3)	Includes 24,000 shares for which Mr. Taglich is custodian for his children.
(4)	Includes 54,000 shares of common stock subject to currently exercisable options. Does not include an additional 81,000 shares which are subject to options which vest and become exercisable with respect to 27,000 shares each year during the next three years on the anniversary of the grant, July 1, 2013.
(5)	Includes 18,000 shares of common stock subject to currently exercisable options. Does not include an additional 27,000 shares which are subject to options which vest and become exercisable with respect to 9,000 shares each year during the next three years on the anniversary of the grant, July 1, 2013.
(6)	Includes shares owned by an investment partnership controlled by Mr. Baum, shares owned by family trusts and 21,993 shares of common stock issuable upon exercise of a warrant.
(7)	Includes 5,499 shares of common stock issuable upon exercise of a warrant.

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CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Taglich Private Equity, LLC sourced and sponsored our formation in March 2013 under the name UFI Acquisition, Inc. exclusively for the purpose of effecting the acquisition of all of the outstanding shares of Unique Fabricating, Inc. Unique Fabricating, Inc. subsequently changed its name to Unique Fabricating NA, Inc. and we subsequently changed our name to Unique Fabricating, Inc. Taglich Private Equity, LLC has been sourcing and sponsoring management buyouts of companies since 2000 and often retains Taglich Brothers, Inc. as the equity capital placement agent for these transactions. Richard Baum, the Chairman of our board of directors, is an associate of Taglich Private Equity, LLC, Michael Taglich and Robert Taglich, each of whom is a beneficial owner of 5% or more of our common stock, are principals of Taglich Brothers, Inc., and Douglas Hailey, one of our former directors, and William Cooke, one of our directors, each is an associate of Taglich Brothers, Inc. and Taglich Private Equity, LLC.

Issuances of Common Stock to Founders. In January 2013, certain principals and employees of Taglich Brothers, Inc. and Taglich Private Equity, LLC, along with certain members of our management and certain of our directors, purchased 999,999 shares of our common stock as founder’s stock at a price of $0.167 per share to finance the pursuit of the acquisition of Unique Fabricating, Inc. (now known as Unique Fabricating NA, Inc.). Pursuant to the Stock Purchase Agreement, the Company will repurchase such shares at a price of $0.167 per share if the Company is sold, liquidated or completes a qualified public offering for less than $4.00 per share. A qualified public offering is defined as a firm commitment underwritten initial public offering which results in cash proceeds to the Company of at least $15 million.

Acquisition of Unique Fabricating, Inc. In March 2013, in connection with the financing and closing of the acquisition of Unique Fabricating, Inc. (now Unique Fabricating NA, Inc.), we paid a total advisory fee of $1,250,000 to Taglich Private Equity, LLC and Taglich Brothers, Inc.

On March 18, 2013, we issued an additional 3,999,999 shares of common stock at a price of $3.33 per share, raising gross proceeds of $13.32 million, to finance the acquisition of Unique Fabricating, Inc. (now Unique Fabricating NA, Inc.). Certain principals and employees of Taglich Brothers, Inc., Peninsula and certain members of our management purchased shares of common stock in the offering at the price per share paid by investors in the offering.

Acquisitions of PTI and Chardan. We retained Taglich Brothers, Inc. as equity placement agent in connection with our December 2013 acquisition of PTI. We paid a total fee of $480,000 to Taglich Private Equity, LLC and Taglich Brothers, Inc. in connection with the financing and closing of that transaction. In connection with the acquisition of PTI, we also issued warrants to Taglich Brothers, Inc. for the purchase of 109,968 shares of our common stock at a price of $3.33 per share, which may be paid by cashless exercise and are currently exercisable.

On December 18, 2013, we issued 1,740,000 additional shares of our common stock at $3.33 per share, raising $5.8 million, to finance the acquisition of PTI. Certain principals and employees of Taglich Brothers, Inc., Peninsula and certain members of our management purchased shares in the offering at the price per share paid by investors in the offering.

In February 2014, we purchased Chardan. In connection with that acquisition, Taglich Private Equity, LLC provided acquisition, structuring and negotiating assistance and we paid them a fee of $111,000.

Management Services Agreement. In March 2013, we entered into a management services agreement with Taglich Private Equity, LLC. Under this agreement, we are provided advisory and management services in consideration of an annual management fee of $300,000, payable monthly, and additional fees based on a formula if we engage in certain major transactions. The agreement expires on March 18, 2018. During 2013, we paid a management fee of $225,000 under this agreement.

Transactions with Peninsula. In March 2013, in connection with our acquisition of Unique Fabricating, Incorporated (now Unique Fabricating NA, Inc.), we issued our 16% senior subordinated note in the aggregate principal amount of $11.5 million to Peninsula that matures on March 18, 2018. Also in connection with such acquisition, as described above, we issued Peninsula 1,050,000 shares of our common stock at a price of $3.33 per share. In connection with such investments by Peninsula, we paid a $230,000 fee to Peninsula and paid $78,115 of expenses, including legal fees, incurred by it. As a condition of its agreement to provide a subordinated note and equity financing, Peninsula required the right to appoint two of our directors and the right to elect to require us to purchase its shares of our common stock for their fair market value on March 18, 2019 or March 18, 2020, at any time within the 15 day period following such dates, or upon a change of control, at the then fair market value. Change of control is defined as the Taglich Founding Investors, their affiliates and permitted transferees, each as defined ceasing to (1) own directly or indirectly, not less than 75% of the shares owned by them on March 18, 2013 or (2) have the legal right or ability to elect a majority of the board of directors. See “Shares Eligible For Future Sale – Repurchase Rights.” Upon the completion of this offering, the definition of change of control will be amended to be (a) the acquisition of ownership, directly or indirectly, beneficially or of record, by any Person or group (within the meaning of the Exchange Act and the rules of the SEC thereunder) of more than 50% of the voting power of then outstanding voting securities of the Company entitled to vote generally in the election of directors; (b) Unique Fabricating, Inc. ceasing to own and control, directly or indirectly, all of the outstanding equity securities of any subsidiary company; or (c) a majority of the Board of Directors of Unique Fabricating, Inc. not being continuing directors, as defined. In addition, effective upon completion of this offering, Peninsula’s rights will be modified such that Peninsula will have the right to nominate only one director until such time as its beneficial ownership of our common stock is less than 5% of our total outstanding shares of common stock.

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In connection with the acquisition of PTI, we issued an additional $1.5 million aggregate principal amount of the 16% senior subordinated note, to Peninsula and, as described above, an additional 365,400 shares of our common stock at a price of $3.33 per share. We also paid a $30,000 fee to Peninsula Fund V, LP in connection with the financing of the PTI acquisition, paid $43,635 for its legal fees and issued warrants to Peninsula Fund V, LP for the purchase of 29,232 shares of our common stock at a price of $3.33 per share, which may be paid by cashless exercise. Such warrants are currently exercisable.

We have $13.1 million outstanding under the 16% senior subordinated note at June 29, 2014. Interest on the senior subordinated note accrues at a rate of 16.0% per annum, payable monthly. The Company may elect to pay a minimum cash interest rate of 12.0% and defer up to 4.0% interest by delivering an in-kind note. Accrued interest on the senior subordinated note is approximately $0.1 million as of June 29, 2014. The senior subordinated note are expressly junior and subordinated only to the debt outstanding under the senior credit facility. We intend to repay the 16% senior subordinated note in its entirety, and any in-kind note, with the proceeds from this offering and, if necessary, utilizing our revolving credit facility.

Purchases of our Common Stock by Certain Affiliates. The following table summarizes the purchases of our common stock described above by our executive officers, directors, former directors and beneficial owners of more than 5% of our common stock.

Name of Beneficial Owner	Founder Shares Purchased	Shares Purchased March 2013 Placement	Shares Purchased December 2013 Placement	Total Shares Purchased
John Weinhardt (1)	60,000	75,000	7,500	142,500
Thomas Tekiele (2)	30,000	22,500	6,000	58,500
Michael Taglich (3)	144,000	150,000	114,000	408,000
Robert Taglich (4)	144,000	162,000	117,000	423,000
Richard Baum (5)	164,001	52,500	19,500	236,001
Douglas Hailey (6)	106,599	60,000	30,000	196,599
William Cooke (7)	41,001	-	-	41,001
Donn Viola (8)	30,000	30,000	-	60,000
Peninsula	0	1,050,000	365,400	1,415,400
Total	719,601	1,602,000	659,400	2,981,001

(1)	Mr. Weinhardt is the Chief Executive Officer and President and a director of Unique.
(2)	Mr. Tekiele is the Chief Financial Officer of Unique.
(3)	Mr. Michael Taglich is a beneficial owner of 5% or more of our common stock and a principal in Taglich Brothers, Inc., the underwriter for this offering. Michael Taglich is the brother of Robert Taglich.
(4)	Mr. Robert Taglich is a beneficial owner of 5% or more of our common stock and a principal in Taglich Brothers, Inc., the underwriter for this offering. Robert Taglich is the brother of Michael Taglich.
(5)	Mr. Baum is the Chairman of the Board of Unique. Mr. Baum is an associate of Taglich Private Equity, LLC.
(6)	Mr. Hailey is a former director of Unique. Mr. Hailey is an employee of Taglich Brothers, Inc., the underwriter for this offering, and a principal of Taglich Private Equity, LLC.
(7)	Mr. Cooke is a director of Unique. Mr. Cooke is an employee of Taglich Brothers, Inc., the underwriter for this offering.
(8)	Mr. Viola is a director of Unique.

Limitation of Liability and Indemnification of Executive Officers and Directors. Our amended and restated certificate of incorporation, which will become effective prior to the completion of this offering, will contain provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

•	any breach of their duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

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•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law or the DGCL; or

•	any transaction from which they derived an improper personal benefit.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the DGCL is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the DGCL.

In addition, our amended and restated bylaws that will be in effect upon completion of this offering will provide that we will indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust, or other enterprise. Our amended and restated bylaws will provide that we may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit, or proceeding by reason of the fact that he or she is or was one of our employees or agents or is or was serving at our request as an employee or agent of another corporation, partnership, joint venture, trust, or other enterprise. Our amended and restated bylaws will also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to very limited exceptions.

Further, prior to the completion of this offering, we expect to enter into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the DGCL. These indemnification agreements will require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements will also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit, or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

Policies and Procedures for Related Party Transactions. Following the completion of this offering, the audit committee will have the primary responsibility for reviewing and approving or disapproving “related party transactions,” which are transactions between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person has or will have a direct or indirect material interest. We intend to adopt a policy regarding transactions between us and related persons. For purposes of this policy, a related person is defined as a director, executive officer, nominee for director, or greater than 5% beneficial owner of our common stock, in each case since the beginning of the most recently completed year, and their immediate family members. Our audit committee charter that will be in effect upon the completion of this offering provides that the audit committee shall review and approve or disapprove any related party transactions.

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DESCRIPTION OF COMMON STOCK

We are authorized to issue 7,500,000 shares of common stock, $.0003 par value per share. As of June 29, 2014, we had 6,739,998 shares of common stock outstanding held of record by 196 stockholders, there were outstanding options to purchase 495,000 shares of common stock and outstanding warrants to acquire 139,200 shares of common stock. Upon completion of this offering, there will be 8,614,998 shares of common stock outstanding.

The following description summarizes the most important terms of our common stock. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description you should refer to our amended and restated certificate of incorporation and amended and restated bylaws, to be effective upon completion of this offering, copies of which have been filed as exhibits to the registration statement, and to the applicable provisions of the Delaware General Corporation Law.

Common Stock

Holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, and do not have cumulative voting rights. Accordingly, the holders of a majority of the shares of our common stock entitled to vote can elect all of the directors standing for election. Our amended and restated certificate of incorporation and amended and restated bylaws to be effective upon completion of this offering will provide for the classification of our board of directors into three classes, each nearly equal in number as possible, with each class of directors serving staggered three-year terms. Holders of our common stock are entitled to receive ratably dividends, if any, as may be declared from time to time by our board of directors, in its discretion, out of funds legally available for dividend payments. All outstanding shares of our common stock are fully paid and non-assessable, and the shares of our common stock to be issued upon completion of this offering will be fully paid and non-assessable. The holders of common stock have no preferences or rights of conversion, exchange, pre-emption or other subscription rights. There are no redemption or sinking fund provisions applicable to our common stock. In the event of any liquidation, dissolution or winding-up of our affairs, holders of our common stock will be entitled to share ratably in our assets that are remaining after payment or provision for payment of all of our debts and obligations.

Warrants

As of June 29, 2014 we had warrants outstanding to purchase a total of 139,200 shares of our common stock. The exercise price of the warrants is $3.33 per share, payable in cash or by cashless exercise, based upon the fair market value, as defined, of the common stock. Warrants are exercisable, at any time, from time to time, from the date of issuance, until the tenth anniversary of the issuance date.

These warrants provide for adjustments of the exercise price and the number of shares issuable upon exercise upon the occurrence of certain events, including stock dividends, stock splits, reclassifications or other changes in our corporate structure. Upon the acquisition of the Company in which the sole consideration is cash, the warrants expire upon the consummation of the acquisition, unless exercised. If the acquisition is the sale of all or substantially all of our assets, in an arm’s length sale, defined as a true asset sale, the holder may either exercise the warrant, in which case the exercise will be deemed effective immediately prior to consummation of the acquisition, or if the warrant is not exercised, the warrant will continue until the expiration date as long as the Company continues as a going concern. Acquisition is defined as a sale, license or other disposition of all or substantially all of the Company’s assets, or any reorganization, merger, consolidation or merger of the Company or sale of outstanding securities by holders where the holders of the Company’s securities before the transaction own less than a majority of the outstanding voting securities of the successor or surviving entity after the transaction.

Effects of Anti-Takeover Provisions of Our Restated Certificate of Incorporation, Our Restated Bylaws and Delaware Law

The provisions of (1) Delaware law, (2) our amended and restated certificate of incorporation to be effective upon completion of this offering and (3) our amended and restated bylaws to be effective upon completion of this offering discussed below could discourage or make it more difficult to prevail in a proxy contest or otherwise effect a change in our management or the acquisition of control of us by a holder of a substantial amount of our voting stock. It is possible that these provisions could make it more difficult to accomplish, or could deter, transactions that stockholders may otherwise consider to be in their best interests or our best interests. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change in control of our company. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. These provisions also are intended to discourage certain tactics that may be used in proxy fights. These provisions also may have the effect of preventing changes in our management.

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Delaware Statutory Business Combinations Provision. We are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. For purposes of Section 203, a “business combination” is defined broadly to include a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and, subject to certain exceptions, an “interested stockholder” is a person who, together with his or her affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation’s voting stock.

Classified Board of Directors; Appointment of Directors to Fill Vacancies; Removal of Directors for Cause. Our amended and restated certificate of incorporation and amended and restated bylaws, to be effective upon completion of this offering, will provide that our board of directors will be divided into three classes as nearly equal in number as possible. Each year the stockholders will elect the members of one of the three classes to a three-year term of office. All directors elected to our classified board of directors will serve until the election and qualification of their respective successors or their earlier resignation or removal. The board of directors will be authorized to increase the number of directors that comprise the board of directors and to fill any positions so created by any such increase and is permitted to specify the class to which any newly appointed director is assigned. The person filling any of these positions would serve for the term applicable to that class. The board of directors (or its remaining members, even if less than a quorum) is also empowered to fill vacancies on the board of directors occurring for any reason for the remainder of the term of the class of directors in which the vacancy occurred. Members of the board of directors may only be removed for cause and only by the affirmative vote of holders of at least a majority of the common stock. These provisions are likely to increase the time required for stockholders to change the composition of the board of directors. For example, in general, at least two annual meetings will be necessary for stockholders to effect a change in a majority of the members of the board of directors. In addition, stockholders will be unable to increase the number of directors that comprise the board of directors and fill such vacancies with persons approved by the stockholders.

Advance Notice Provisions for Stockholder Proposals and Stockholder Nominations of Directors. Our amended and restated bylaws, to be effective upon completion of this offering, will provide that, for nominations to the board of directors or for other business to be properly brought by a stockholder before a meeting of stockholders, the stockholder must first have given timely notice of the proposal in writing to our Secretary. For an annual meeting, a stockholder’s notice generally must be delivered not less than 90 days nor more than 120 days prior to the anniversary of the previous year’s annual meeting. For a special meeting, the notice must generally be delivered no less than 90 days nor more than 120 days prior to the special meeting or ten days following the day on which public announcement of the meeting is first made. Detailed requirements as to the form of the notice and information required in the notice are specified in our restated bylaws. If it is determined that business was not properly brought before a meeting in accordance with our bylaw provisions, this business will not be conducted at the meeting.

Special Meetings of Stockholders. Our amended and restated bylaws, to be effective upon completion of this offering, provide that special meetings of the stockholders may be called only by our board of directors pursuant to a resolution adopted by a majority of the total number of directors or upon the written request of the holders of at least 15% of the voting power of the outstanding capital stock of the Company entitled to vote upon matters to be brought before the proposed special meeting, and may not be called by any other person or persons.

No Stockholder Action by Written Consent. Our amended and restated certificate of incorporation, to be effective upon completion of this offering, will not permit our stockholders to act by written consent. As a result, any action to be effected by our stockholders must be effected at a duly called annual or special meeting of the stockholders.

Stockholders Not Entitled to Cumulative Voting. Our amended and restated certificate of incorporation to be effective upon completion of this offering will not permit stockholders to cumulate their votes in the election of directors. Accordingly, the holders of a majority of the outstanding shares of our common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they choose.

Choice of Forum

Our amended and restated certificate of incorporation, to be effective upon closing of this offering will, to the fullest extent permitted by law, provide that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed to the Company or the Company’s stockholders by any of the Company’s directors, officers, employees or agents, (iii) any action asserting a claim against the Company arising under the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws or (iv) any action asserting a claim against the Company that is governed by the internal affairs doctrine. We may consent in writing to alternative forums. By becoming a stockholder of the Company, you will be deemed to have notice of and have consented to the provisions of our amended and restated certificate of incorporation related to choice of forum.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is [___]. The transfer agent and the registrar’s address is [___].

Listing

At the present time, there is no established trading market for our common stock. We intend to apply to list our common stock on the NYSE MKT under the symbol “UFAB.”

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SHARES ELIGIBLE FOR FUTURE SALE

Immediately prior to this offering, there was no public market for our common stock. Future sales of substantial amounts of common stock in the public market, or the perception that such sales may occur, could adversely affect the market price of our common stock. Although we intend to apply to list our common stock on the NYSE MKT, we cannot assure you that there will be an active public market for our common stock.

Based on the number of shares of our common stock outstanding as of June 29, 2014 and assuming (1) the issuance of shares in this offering, and (2) no exercise of the underwriters’ over-allotment option to purchase additional shares of common stock, and (3) no exercise of outstanding options, we will have outstanding an aggregate of 8,614,998 shares of common stock upon the effectiveness of the public offering.

Of these shares, all shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. Shares purchased by our affiliates would be subject to the Rule 144 resale restrictions described below, other than the holding period requirement.

The remaining 6,739,998 shares of common stock will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or 701 under the Securities Act, each of which is summarized below. All of these shares will be subject to the 180-day lock-up period under the lock-up agreements described below.

In addition, of the 495,000 shares of our common stock that were subject to stock options outstanding as of June 29, 2014, options to purchase 99,000 of such shares of common stock were vested as of such date and, upon exercise, these shares will be eligible for sale subject to the lock–up agreements described below and Rules 144 and 701 under the Securities Act.

Lock-Up Agreements

We, each of our directors and executive officers and stockholders who beneficially own more than 5% of our outstanding shares of common stock have agreed that, without the prior written consent of Taglich Brothers, Inc., we and they will not, subject to limited exceptions, during the period ending 180 days after the date of this prospectus:

•	offer, pledge, sell or contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock;

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock or any securities convertible into or exchangeable or exercisable for shares of our common stock, whether such transaction is to be settled by delivery of shares of our common stock or such other securities, in cash or otherwise;

•	make any demand for or exercise any right with respect to the registration of any shares of our common stock or any securities convertible into or exchangeable or exercisable for shares of our common stock; or

•	publicly announce an intention to do any of the foregoing.

In the aggregate, 2,947,926 shares of our common stock, including 53,631 shares and 72,000 shares subject to warrants and options exercisable as of June 29, 2014, are subject to lock-up agreements between Taglich Brothers, Inc. and our directors, officers and holders of more than 5% of our outstanding shares of common stock. The lock-up restrictions and specified exceptions are described in more detail under “Underwriting.”

Based on shares outstanding as of June 29, 2014, taking into account the lock-up agreements, and assuming Taglich Brothers, Inc. does not release stockholders from these agreements prior to the expiration of the 180-day lock-up period, the following shares will be eligible for sale in the public market at the following times:

•	beginning on the date of this prospectus, the 1,875,000 shares sold in this offering will be immediately available for sale in the public market;

•	beginning on the date of this prospectus, approximately [_____] additional shares held by stockholders who are not affiliates and have held their shares for more than one year will be eligible for sale under Rule 144 without regard to any restrictions under Rule 144;

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•	approximately [_____] additional shares held by stockholders who are not affiliates were issued on December 18, 2013 and will become eligible for sale under Rule 144, without regard to any restrictions under Rule 144, on the first anniversary of their issuance; and

•	beginning 180 days after the date of this prospectus the shares subject to the lock-up agreements will be eligible for sale under Rule 144, subject in the case of shares held by affiliates to compliance with the requirements described below.

Upon the expiration of the lock-up period, substantially all of the shares subject to such lock-up restrictions will become eligible for sale, subject to the limitations discussed above.

Rule 144

Affiliate Resales of Restricted Securities

In general, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is an affiliate of ours, or who was an affiliate at any time during the 90 days before a sale, who has beneficially owned shares of our common stock for at least six months would be entitled to sell in “broker’s transactions” or certain “riskless principal transactions” or to market makers, a number of shares within any three-month period that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately [___] shares immediately after this offering; or

•	the average weekly trading volume in our common stock on the NYSE MKT during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Affiliate resales under Rule 144 are also subject to the availability of current public information about us. In addition, if the number of shares being sold under Rule 144 by an affiliate during any three-month period exceeds 5,000 shares or has an aggregate sale price in excess of $50,000, the seller must file a notice on Form 144 with the Securities and Exchange Commission and the NYSE MKT concurrently with either the placing of a sale order with the broker or the execution of a sale directly with a market maker.

Non-Affiliate Resales of Restricted Securities

In general, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is not an affiliate of ours at the time of sale, and has not been an affiliate at any time during the three months preceding a sale, and who has beneficially owned shares of our common stock for at least six months but less than a year, is entitled to sell such shares subject only to the availability of current public information about us. If such person has held our shares for at least one year, such person can resell under Rule 144(b)(1) without regard to any Rule 144 restrictions, including the 90-day public company requirement and the current public information requirement.

Non-affiliate resales are not subject to the manner of sale, volume limitation or notice filing provisions of Rule 144.

Registration Rights

Our current stockholders have certain “piggyback” registration rights pursuant to the Stockholders Agreement. If we propose to register for offer and sale any of our securities under the Securities Act, either for our own account or for the account of other security holders, our current stockholders will be entitled to include their shares in such registration, subject to certain marketing and other limitations. The piggyback registration rights will not apply to a registration statement on Form S-4 relating solely to a transaction under Rule 145 of the Securities Act or a registration statement on Form S-1 or Form S-8 relating to employee stock option or purchase plans. The registration rights will terminate on the earliest to occur of (1) the written agreement of the Company, the stockholders party to the Stockholders Agreement holding a majority of the common stock then outstanding and Peninsula, (2) seven years after the closing of this offering, (3) the date that all common stock may immediately be sold pursuant to Rule 144 and (4) the sale of all or substantially all of the assets of the Company.

Rule 701

In general, under Rule 701, any of an issuer’s employees, directors, officers, consultants or advisors who purchases shares from the issuer in connection with a compensatory stock or option plan or other written agreement before the effective date of a registration statement under the Securities Act is entitled to sell such shares 90 days after such effective date in reliance on Rule 144. An affiliate of the issuer can resell shares in reliance on Rule 144 without having to comply with the holding period requirement, and non-affiliates of the issuer can resell shares in reliance on Rule 144 without having to comply with the current public information and holding period requirements.

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Equity Plans

We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of common stock subject to outstanding stock options and common stock issued or issuable under our stock plans. We expect to file the registration statement covering shares offered pursuant to our stock plans shortly after the date of this prospectus, permitting the resale of such shares by non-affiliates in the public market without restriction under the Securities Act and the sale by affiliates in the public market subject to compliance with the resale provisions of Rule 144.

Repurchase Rights

The Company is obligated to repurchase the 999,999 shares held by certain initial investors in the Company for $0.167 per share in the event the Company is sold, liquidated or completes an initial public offering with net proceeds more than $15 million and in which the public offering price is less than $4.00 per share (as adjusted for splits, reverse stock splits, stock dividends, share combinations and the like). In the event the Company completes an initial public offering for which the public offering price is more than $4.00 per share or if such shares have a fair market value on a recognized trading market for at least 30 consecutive days in excess of $4.00 per share (in each case, as adjusted for splits, reverse stock splits, stock dividends, share combinations and the like), the obligation of the Company to repurchase such shares shall automatically terminate. Upon completion of this offering, we no longer will be required to purchase such shares.

If requested, the Company will be obligated to purchase from Peninsula 1,415,400 shares at their fair market value on March 18, 2019 and March 18, 2020, at any time within the 15 day period following such dates, or at any time when there is a change in control, a merger, consolidation or share exchange, the occurrence of an event of default under the agreement pursuant to which the 16% senior subordinated note was issued or an initial public offering with net proceeds of more than $15 million and in which the public offering price is less than $4.00 (as adjusted for splits, reverse stock split, stock dividends, share combinations and the like). The purchase price of the shares will be the fair market value without premium for control or discount for minority interests, illiquidity or restrictions on transfer. In the event that the fair market value cannot be determined by mutual agreement, then the price will be the amount determined by appraised value.

UNDERWRITING

Subject to the terms and conditions set forth in an underwriting agreement dated the date of this prospectus among us and Taglich Brothers, Inc. we have agreed to sell to the underwriter, Taglich Brothers, Inc., all of the shares of our common stock offered through this prospectus.

The underwriter is committed to purchase all the shares of common stock offered by us if it purchases any shares. The underwriter is not obligated to purchase the shares of common stock covered by the underwriter’s over-allotment option described below. The underwriter is offering the shares, subject to prior sale, when, as and if issued to and accepted by it, subject to approval of legal matters by its counsel, and other conditions contained in the underwriting agreement, such as the receipt by the underwriter of officer’s certificates and legal opinions. The underwriter reserves the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Certain of our directors, officers, employees and business associates or their affiliates or related parties have indicated that they may have an interest in purchasing shares in this offering, which would reduce the number of shares sold to the general public. However, because indications of interest are not binding agreements or commitments to purchase, these persons or entities may determine not to purchase any shares in this offering.

Discounts and Commissions

The underwriter proposes initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $[__] per share. After the initial offering of the shares, the public offering price and other selling terms may be changed by the underwriter.

The following table shows the public offering price, underwriting discounts and commissions and proceeds before expenses to us. The information assumes either no exercise or full exercise of the over-allotment option we granted to the underwriter.

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	Per Share	Total Without Over-Allotment Option	Total With Over-Allotment Option
Public offering price	$	$	$

Underwriting discounts and commissions	$	$	$

Proceeds, before expenses, to us	$	$	$

We have also agreed to pay the underwriter’s expenses relating to the offering, including (a) all actual filing fees incurred in connection with the review of this offering by FINRA, and all fees and expenses relating to the listing of our shares of common stock on the NYSE MKT; (b) all actual fees, expenses and disbursements relating to the registration or qualification of securities offered under state securities laws, or “blue sky” laws, or under the securities laws of foreign jurisdictions designated by the underwriter in an amount not to exceed $[_____] in the aggregate; (c) all actual fees, expenses and disbursements relating to the registration, qualification or exemption of our shares of common stock under the securities laws of such foreign jurisdictions as the underwriter may reasonably designate; (d) the costs of all mailing and printing of the underwriting documents as the underwriter may reasonably deem necessary; (e) the fees and expenses of our accountant; (f) the fees and expenses of our legal counsel and other agents and representatives, (g) the costs associated with bound volumes of the public offering materials as well as commemorative mementos and Lucite tombstones, in such quantities as the underwriter may reasonably request in an amount not to exceed $2,000 and (h) up to $10,000 of the underwriter’s actual accountable road show expenses for the offering.

The total estimated expenses of the offering, including registration, filing and listing fees, the fees payable to the qualified independent underwriter, printing fees and legal and accounting expenses, but excluding underwriting discounts and commissions, are approximately $_________ and are payable by us.

Over-Allotment Option

We have granted to the underwriter an option to purchase up to 281,250 additional shares of common stock at the public offering price, less underwriting discounts and commissions. The underwriter may exercise this option for 30 days from the date of this prospectus solely to cover sales of shares of common stock by the underwriter in excess of the total number of shares set forth in the table above. If any of these additional shares are purchased, the underwriter will offer the additional shares on the same terms as those on which the shares are being offered. We will pay the expenses associated with the exercise of the over-allotment option.

Underwriter Warrants

We have agreed to issue to the underwriter warrants to purchase up to 112,500 shares of common stock, which is 6% of the shares sold in this offering, excluding the over-allotment option, as additional compensation. The shares issuable upon exercise of these warrants are identical to those offered by this prospectus. The warrants are exercisable for cash or on a cashless basis at a per share exercise price equal to 125% of the public offering price per share in this offering commencing on a date which is one year from the date of effectiveness and expiring on a date which is no more than five years from the date of effectiveness in compliance with FINRA Rule 5110(f)(2)(G)(i). The warrants and the shares of common stock underlying the warrants have been deemed compensation by FINRA and are, therefore, subject to a 180-day lock-up pursuant to Rule 5110(g)(1) of FINRA. The underwriter (or permitted assignees under the Rule) will not sell, transfer, assign, pledge or hypothecate these warrants or the securities underlying these warrants, nor will it engage in any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of these warrants or the underlying securities for a period of 180 days after the effective date. In addition, the warrants provide for registration rights upon request, in certain cases. The demand registration right provided may not be exercised more than five years from the date of effectiveness in compliance with FINRA Rule 5110(f)(2)(G)(iv). The piggyback registration right provided may not be exercised more than seven years from the effective date of the offering in compliance with FINRA Rule 5110(f)(2)(G)(v). We will bear all fees and expenses attendant to registering the securities issuable on exercise of the warrants, other than underwriting commissions incurred and payable by the holders. The exercise price and number of shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, extraordinary cash dividend or our recapitalization, reorganization, merger or consolidation. However, the warrant exercise price and the number of underlying shares will not be adjusted for issuances of common stock at a price below the warrant exercise price.

Determination of Offering Price

Prior to this offering, there has been no public market for our common stock. The initial public offering price was negotiated between us and the underwriter. Among the factors considered in these negotiations are:

•	the prospects for our company and the industry in which we operate;

•	our past and present financial and operating performance;

•	financial and operating information and market valuations of publicly traded companies engaged in activities similar to ours;

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•	the prevailing conditions of United States securities markets at the time of this offering; and

•	other factors deemed relevant.

Lock-Up Agreements

We, our officers and directors and stockholders who beneficially own more than 5% of our outstanding shares of common stock have entered into lock-up agreements with the underwriter. Under these agreements, we and these other individuals have agreed, subject to specified exceptions, not to sell or transfer any common stock or securities convertible into, or exchangeable or exercisable for, common stock, during a period ending 180 days after the date of this prospectus, without first obtaining the written consent of the underwriter.

Specifically, we and these other individuals have agreed not to:

•	offer, pledge, sell or contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock;

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described above is to be settled by delivery of common stock or other securities, in cash or otherwise; make any demand for or exercise any right with respect to the registration of any shares of our common stock or any securities convertible into or exchangeable or exercisable for shares of our common stock; or

•	publicly announce an intention to do any of the foregoing.

The restrictions described above do not apply to:

•	the sale of shares of common stock to the underwriter pursuant to the underwriting agreement;

•	the issuance by us of shares of common stock upon the exercise of an option or the conversion of a security outstanding on the date of this prospectus by a director, officer, or employee of the company of which the underwriter have been advised in writing or that is described in this prospectus, provided that any shares of common stock received upon such exercise would be subject to the restrictions provided for in the lock-up agreements;

•	the establishment of a Rule 10b5-1 trading plan under the Exchange Act by a security holder for the sale of shares of common stock, provided that such plan does not provide for the transfer of common stock during the restricted period;

•	transfers by security holders of shares of common stock or other securities as a bona fide gift or by will or intestacy;

•	transfers by distribution by security holders of shares of common stock or other securities to partners, members, or shareholders of the security holder; or

•	transfers by security holders of shares of common stock or other securities to any trust for the direct or indirect benefit of the security holder or the immediate family of the security holder;

provided that in the case of each of the preceding three types of transactions, the transfer does not involve a disposition for value and each transferee or distributee signs and delivers a lock-up agreement agreeing to be subject to the restrictions on transfer described above.

Indemnification

We have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriter may be required to make for these liabilities.

NYSE MKT Listing

We intend to apply to list our common stock on the NYSE MKT under the symbol “UFAB.”

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Price Stabilization, Short Positions and Penalty Bids

In order to facilitate the offering of our common stock, the underwriter may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock. In connection with the offering, the underwriter may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriter of a greater number of shares of common stock than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriter’s over allotment option to purchase additional shares of common stock in the offering. The underwriter may close out any covered short position by either exercising the over-allotment option or purchasing shares of common stock in the open market. In determining the source of shares of common stock to close out the covered short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which it may purchase shares through the over-allotment option. “Naked” short sales are sales in excess of the over-allotment option. The underwriter must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriter is concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriter in the open market prior to the completion of the offering.

Similar to other purchase transactions, the underwriter’s purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As result, the price of our common stock may be higher than the price that might otherwise exist in the open market.

The underwriter has advised us that, pursuant to Regulation M under the Exchange Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of our common stock, including the imposition of penalty bids. This means that if the underwriter purchases common stock in the open market in stabilizing transactions or to cover short sales, the underwriter may be required to repay the underwriting discount received.

The underwriter makes no representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor the underwriter makes any representation that the underwriter will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Offer, Sale and Distribution of Shares

A prospectus in electronic format may be made available on the websites maintained by the underwriter or selling group members, if any, participating in the offering. The underwriter may agree to allocate a number of shares of common stock to selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriter to selling group members that may make Internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriter’s website and any information contained in any other website maintained by the underwriter is not part of this prospectus or the registration statement of which this prospectus forms a part.

Notice to Non-United States Investors

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive, each of which we refer to as a relevant member state, with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state, or the relevant implementation date, an offer of securities described in this prospectus may not be made to the public in that relevant member state other than:

•	to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity that has two or more of (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than €43,000,000 and (iii) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of representative for any such offer; or

•	in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive;

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provided that no such offer of securities shall require us or the underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares of common stock in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the same may be varied in that member state by any measure implementing the Prospectus Directive in that member state and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

Conflict of Interest

Under the rules of FINRA, Taglich Brothers has a conflict of interest in offering our shares of common stock since affiliates of Taglich Brothers, Inc. own approximately 12.9% of our outstanding shares. Richard L. Baum, Jr., the Chairman of our board of directors, is an associate of Taglich Private Equity, which sourced and sponsored our formation in March 2013, and William Cooke, a member of our board of directors, is an associate of Taglich Brothers, Inc. and Taglich Private Equity, LLC. Due to this conflict of interest, this offering will be made in compliance with the provisions of FINRA Rule 5121(a)(2) which requires that a “qualified independent underwriter” as defined in FINRA Rule 5121(f)(12), participate in the preparation of the registration statement and prospectus and exercise its usual standards of due diligence in respect thereto. National Securities Corporation is assuming the responsibilities of acting as the qualified independent underwriter in this offering and is undertaking the legal responsibilities and liabilities of an underwriter under the Securities Act, that specifically include those inherent in Section 11 thereunder. National Securities Corporation will receive an amount equal to 0.5% of the gross proceeds of this offering as compensation for serving as qualified independent underwriter. We have agreed to indemnify National Securities Corporation against liabilities incurred in connection with acting as a qualified independent underwriter, including liabilities under the Securities Act.

Other Relationships

From time to time, the underwriter and certain of its affiliates have provided, and may provide in the future, various advisory, investment and commercial banking and other services to us in the ordinary course of business, for which they have received and may continue to receive customary fees and commissions. However, except as disclosed in this prospectus, we have no present arrangements with the underwriter for any further services. See “Certain Relationships and Related Party Transactions.”

Offer Restrictions Outside the United States

Other than in the United States, no action has been taken by us or the underwriter that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

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EXPERTS

The consolidated financial statements of UFI Acquisition, Inc. and its subsidiaries as of December 29, 2013 and for the period from March 18, 2013 through December 29, 2013, as well as the consolidated financial statements of Unique Fabricating, Inc. and its subsidiaries as of December 30, 2012 and for the period from December 31, 2012 through March 17, 2013 and the year ending December 30, 2012, have been included herein in reliance upon the report of Plante & Moran, PLLC, an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Chardan, Corp. and its affiliate as of December 31, 2013 and 2012 and for the years then ended have been included herein in reliance upon the report of Plante & Moran, PLLC, an independent public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Presco Tech Holdings, Inc. and Subsidiaries as of December 31, 2012 and 2011 and for the years then ended have been included herein in reliance upon the report of Strothman & Company P S C, Certified Public Accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

LEGAL MATTERS

The validity of the shares offered in this prospectus is being passed upon for us by our counsel, Sills Cummis & Gross P.C., Newark, New Jersey. Members of Sills Cummis & Gross P.C. own, in the aggregate, 41,250 shares of our common stock. Certain legal matters will be passed upon for the underwriter by Polsinelli PC, Chicago, Illinois

ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act, with respect to the common stock offered by this prospectus. This prospectus, which is part of the registration statement, omits certain information, exhibits, schedules and undertakings set forth in the registration statement. For further information pertaining to us and our common stock, reference is made to the registration statement and the exhibits and schedules to the registration statement. Statements contained in this prospectus as to the contents or provisions of any documents referred to in this prospectus are not necessarily complete, and in each instance where a copy of the document has been filed as an exhibit to the registration statement, reference is made to the exhibit for a more complete description of the matters involved.

You may read and copy all or any portion of the registration statement without charge at the public reference room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of the registration statement may be obtained from the SEC at prescribed rates from the public reference room of the SEC at such address. You may obtain information regarding the operation of the public reference room by calling 1-800-SEC-0330. In addition, registration statements and certain other filings made with the SEC electronically are publicly available through the SEC’s web site at http://www.sec.gov. The registration statement, including all exhibits and amendments to the registration statement, has been filed electronically with the SEC.

Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act and, accordingly, will file annual reports containing financial statements audited by an independent registered public accounting firm, quarterly reports containing unaudited financial data, current reports, proxy statements and other information with the SEC. You will be able to inspect and copy such periodic reports, proxy statements and other information at the SEC’s public reference room, and the web site of the SEC referred to above. We will also maintain a web site at http://www.uniquefab.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our web site is not part of this prospectus.

You may also request a copy of our filings at no cost by writing or telephoning us at:

Unique Fabricating, Inc.

800 Standard Parkway

Auburn Hills, MI 48326

(248)-853-2333

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INDEX TO
FINANCIAL STATEMENTS

Page
Unique Fabricating, Inc.	F-2
Consolidated Balance Sheet as of June 29, 2014 (unaudited)	F-2
Consolidated Statements of Operations and Cash Flows for the twenty six week period ended June 29, 2014, and period March 18, 2013 through June 30, 2013 (unaudited)	F-3, F-5
Consolidated Statement of Stockholders’ Equity – Successor for the twenty six week period ended June 29, 2014 (unaudited)	F-4
Notes to Consolidated Financial Statements (unaudited)	F-6

Report of Independent Registered Public Accounting Firm – Plante Moran	F-21
Consolidated Balance Sheets as of December 29, 2013 and December 30, 2012	F-22
Consolidated Statements of Operations and Cash Flows for the periods March 18, 2013 through December 29, 2013, December 31, 2012 through March 17, 2013, and the year ended December 30, 2012	F-23, F-26
Consolidated Statement of Stockholders’ Equity – Predecessor for the periods January 1, 2012 through March 17, 2013	F-24
Consolidated Statement of Stockholders’ Equity – Successor for the periods January 14, 2013 through December 29, 2013	F-25
Notes to Consolidated Financial Statements	F-27

Presotech Holdings, Inc.
Consolidated Balance Sheet as of September 30, 2013 (unaudited)	F-43
Consolidated Statements of Income and Cash Flows for the nine months ended September 30, 2013 and 2012 (unaudited)	F-44, F-45
Notes to Consolidated Financial Statements (unaudited)	F-46

Report of Independent Auditor Strothman & Company PSC	F-54
Consolidated Balance Sheets as of December 31, 2012 and 2011	F-55
Consolidated Statements of Income for the years ended December 31, 2012 and 2011	F-56
Consolidated Statements of Stockholders’ Equity for the years ended December 31, 2012 and 2011	F-57
Consolidated Statements of Cash Flows for the years ended December 31, 2012 and 2011	F-58
Notes to Consolidated Financial Statements	F-59

Chardan, Corp.
Report of Independent Registered Public Accounting Firm – Plante Moran	F-67
Consolidated Balance Sheet as of December 31, 2013 and December 31, 2012	F-68
Consolidated Statements of Operations for the years ended December 31, 2013 and 2012	F-69
Consolidated Statements of Stockholders’ Equity for the years ended December 31, 2013 and 2012	F-70
Consolidated Statements of Cash Flows for the years ended December 31, 2013 and 2012	F-71
Notes to Consolidated Financial Statements	F-72

F-1

UFI ACQUISITION, INC.

Consolidated Balance Sheets (Unaudited)

	Successor	Successor
	June 29, 2014	December 29, 2013
Assets

Current Assets

Cash and cash equivalents	$1,779,067	$891,826
Accounts receivable	21,582,599	16,922,115
Inventory	9,271,016	8,439,529
Prepaid expenses and other current assets:
Prepaid expenses	583,111	576,368
Refundable taxes	460,003	1,340,677
Deferred tax asset	1,109,638	912,276
Total current assets	34,785,434	29,082,791

Property, Plant, and Equipment – Net	15,303,642	14,814,878
Goodwill	14,838,846	14,384,134
Intangible Assets	17,938,447	18,153,382
Other assets
Investments - at cost	1,054,120	1,054,120
Deposits and other assets	61,490	94,030
Debt issuance costs	364,340	375,933

Total assets	$84,346,319	$77,959,268

Liabilities and Stockholders’ Equity

Current Liabilities
Accounts payable	$10,397,042	$7,882,571
Current maturities of long-term debt	2,022,600	2,022,600
Accrued liabilities	4,171,705	4,090,574
Total current liabilities	16,591,347	13,995,745

Long-term Debt - net of current portion	30,395,419	30,304,283
Line of Credit	9,932,771	7,736,456
Other Long-term Liabilities
Deferred tax liability	6,577,613	7,237,825
Other liabilities	128,122	146,218
Total liabilities	63,625,272	59,420,527

Temporary Equity	4,593,137	4,593,137
Stockholders’ Equity	16,127,910	13,945,604
Total liabilities and stockholders’ equity	$84,346,319	$77,959,268

See Notes to Consolidated Financial Statements.

F-2

Consolidated Statements of Operations (Unaudited)

	Successor	Successor	Predecessor
	Twenty six week period ended June 29, 2014	March 18, 2013 through June 30, 2013	December 31, 2012 through March 17, 2013
Net Sales	$62,123,157	$23,099,232	$16,377,967
Cost of Sales	46,444,111	17,755,162	12,717,056
Gross Profit	15,679,046	5,344,070	3,660,911
Selling, General, and Administrative Expenses	10,701,780	4,611,714	5,026,029
Operating Income (Loss)	4,977,266	732,356	(1,365,118)
Nonoperating Income (Expense)
Investment income	16	-	-
Other income	27,813	-	-
Interest expense	(1,887,618)	(814,620)	(244,489)
Total nonoperating expense	(1,859,789)	(814,620)	(244,489)
Income (Loss) - Before income taxes	3,117,477	(82,264)	(1,609,607)
Income Tax Expense (Benefit)	956,209	(14,083)	(449,609)
Net Income (Loss)	$2,161,268	$(68,181)	$(1,159,998)
Net Income (Loss) per share
Basic	$0.96	$0.04	$(33.14)
Diluted	$0.96	$0.04	$(33.14)

See Notes to Consolidated Financial Statements.

F-3

Consolidated Statement of Stockholders’ Equity – Successor (Unaudited)

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance – December 29, 2013	$1,442	$13,692,008	$252,154	$13,945,604
Net income	-	-	2,161,268	2,161,268
Stock option expense	-	21,038	-	21,038
Balance – June 29, 2014	$1,442	$13,713,046	$2,413,422	$16,127,910

See Notes to Consolidated Financial Statements.

F-4

Consolidated Statements of Cash Flows (Unaudited)

	Successor	Successor	Predecessor
Cash Flows from Operating Activities	December 30, 2013 through June 29, 2014	March 18, 2013 through June 30, 2013	December 31, 2012 through March 17, 2013
Net income (Loss)	$2,161,268	$(68,181)	$(1,159,998)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	1,732,288	721,418	118,078
Amortization of debt issuance costs	150,237	55,715	111,984
Loss on sale of assets	-	-	22,947
Bad debt expense	197,530	34,513	95,035
Loss on derivative instrument	97,396	13,032	-
Stock option expense	21,038	-	-
Deferred compensation expense	-	-	1,739,567
Accrued in-kind interest on long-term debt	-	132,887	21,868
Deferred income taxes	(621,311)	2,056	18,276
Changes in operating assets and liabilities that provided (used) cash:
Accounts receivable	(4,445,840)	22,759	(1,056,555)
Inventory	(581,015)	790,546	(115,171)
Prepaid expenses and other assets	908,068	(399,165)	(734,944)
Accounts payable	2,337,292	(150,222)	709,138
Accrued and other liabilities	129,887	(2,984,487)	(25,784)
Net cash provided by (used in) operating activities	2,086,838	(1,829,129)	(255,559)

Cash Flows from Investing Activities
Purchases of property and equipment	(623,335)	(406,347)	(551,499)
Proceeds from sale of property and equipment	-	-	45,000
Acquisition of Chardan Corporation	(2,316,911)	-	-
Acquisition of Unique Fabricating, net of cash acquired	(168,633)	(29,213,625)	-
Working capital adjustment from acquisition of PTI	173,740
Net cash used in investing activities	(2,935,139)	(29,619,972)	(506,499)

Cash Flows from Financing Activities
Net change in bank overdraft	86,735	(432,802)	175,727
Proceeds from debt	-	22,500,000	-
Payments on debt and in-kind interest	(511,915)	(398,845)	(134,048)
Proceeds from (payments on) revolving credit facilities	2,196,315	8,703,622	501,953
Debt issuance costs	(35,593)	(1,075,336)	-
Net proceeds from issuance of common stock	-	12,754,986	-
Pay-off of debt assumed through business acquisitions	-	(10,269,315)	-
Net cash provided by financing activities	1,735,542	31,782,310	543,632

Net Increase (Decrease) in Cash and Cash Equivalents	887,241	333,209	(218,426)

Cash and Cash Equivalents - Beginning of period	891,826	-	468,334

Cash and Cash Equivalents - End of period	$1,779,067	$333,209	$249,908

Supplemental Disclosure of Cash Flow Information – Cash paid for
Interest	$1,461,479	$568,046	$179,707
Income taxes	$1,025,947	$-	$141,005

See Notes to Consolidated Financial Statements.

F-5

Notes to Consolidated Financial Statements (Unaudited)

Note 1 - Nature of Business and Significant Accounting Policies

Nature of Business - UFI Acquisition, Inc. (UFI or Successor), a Delaware corporation, was formed on January 14, 2013, for the purpose of acquiring Unique Fabricating, Inc. and its subsidiaries (Unique Fabricating or Predecessor) (collectively, the “Company”) on March 18, 2013, as described further in Note 2. The Company operates as one operating and reporting segment to fabricate and broker foam and rubber products, which are primarily sold to original equipment manufacturers (OEMs) and tiered suppliers in the automotive, appliance, water heater and heating, ventilation and air conditioning (HVAC) industries.

Basis of Presentation – As a result of UFI’s acquisition of Unique Fabricating, purchase accounting and a new basis of accounting was applied beginning on March 18, 2013. The financial statement periods are as follows:

•	The period from December 31, 2012 through March 17, 2013 (2013 Predecessor period), which reflects Unique Fabricating’s operations prior to its acquisition by UFI.

•	The period from March 18, 2013 through June 30, 2013 which reflects Unique Fabricating’s operations subsequent to its acquisition by UFI including the activity of UFI from its inception on January 14, 2013 which only included capital contributions until its acquisition of Unique Fabricating on March 18, 2013 (2013 Successor period) and the 26-week period from December 30, 2013 to June 29, 2014 (2014 Successor period).

The consolidated financial statements for the Predecessor period have been prepared using the Predecessor’s historical basis of accounting. As a result of purchase accounting, the Predecessor and Successor consolidated financial statements are not comparable.

All significant intercompany transactions have been eliminated in consolidation.

Fiscal Periods – The Company’s 26-week periods end on the Sunday closest to June 30. The 26-week periods ended on June 29 during 2014 and June 30 during 2013. The 26-week period ended June 30, 2013 is comprised of both the 2013 Predecessor period and the 2013 Successor period. The Company’s 52-week fiscal year ends on the Sunday closest to December 31. Fiscal year 2013 ended on December 29 and fiscal year 2012 ended on December 30.

Cash and Cash Equivalents - The Company considers all highly liquid investments with an original maturity of three months or less to be cash and cash equivalents.

Accounts Receivable - Accounts receivable are stated at the invoiced amount and do not bear interest. The allowance for doubtful accounts is management’s best estimate of the amount of probable credit losses in the existing accounts receivable. Management determines the allowance based on historical write off experience and an understanding of individual customer payment history and financial condition. Management reviews the allowance for doubtful accounts at regular intervals. Account balances are charged off against the allowance when management determines it is probable the receivable will not be recovered. The allowance for doubtful accounts was $610,437 at June 29, 2014 and $407,962 at December 29, 2013.

Inventory - Inventory is stated at the lower of cost or market, with cost determined on the first in, first out method (FIFO). Inventory acquired as part of a business combination is recorded at its estimated fair value at the time of the business combination. The Company periodically evaluates inventory for obsolescence, excess quantities, slow moving goods and other impairments of value and establishes reserves for any identified impairments.

Property, Plant, and Equipment - Property, plant, and equipment purchases are recorded at cost. Property, plant, and equipment acquired as part of a business combination are recorded at estimated fair value at the time of the business combination. Depreciation is calculated principally using the straight line method over the estimated useful life of each asset. Leasehold improvements are depreciated over the shorter of the estimated useful life of the asset or the period of the related leases. Upon retirement or disposal, the initial cost or valuation and accumulated depreciation are removed from the accounts, and any gain or loss is included in income. Repair and maintenance costs are expensed as incurred.

Intangible Assets - The Company does not hold any intangible assets with indefinite lives. Acquired intangible assets subject to amortization are amortized on a straight line basis, which approximates the pattern in which the economic benefit of the respective intangible is realized, over their respective estimated useful lives. Identifiable intangible assets recognized as part of a business combination are recorded at their estimated fair value at the time of the business combination. Amortizable intangible assets are reviewed for impairment whenever events or circumstances indicate that the related carrying amount may be impaired. The remaining useful lives of intangible assets are reviewed annually to determine whether events and circumstances warrant a revision to the remaining period of amortization. The Company determined that no impairment indicators were present during the 26-week periods ended June 29, 2014 or June 30, 2013.

F-6

Notes to Consolidated Financial Statements (Unaudited)

Goodwill - Goodwill represents the excess of the acquisition cost of consideration transferred over the fair value of the identifiable net assets acquired and liabilities assumed from business combinations at the date of acquisition. Goodwill is not amortized, but rather is assessed at least on an annual basis for impairment. If it is determined that it is more likely than not that the fair value is greater than the carrying value than a qualitative assessment may be used for the annual impairment test. Otherwise, a two-step process is used. The first step requires estimating the fair value of each reporting unit compared to its carrying value. The Company has determined that the only reporting unit is the Company as a whole. If the carrying value exceeds the estimated fair value, a second step is performed in order to determine the implied fair value of the goodwill. If the carrying value of the goodwill exceeds its implied fair value then goodwill is deemed impaired and is written down to its implied fair value.

There was no impairment charge recognized during the 26-week periods ended June 29, 2014 or June 30, 2013.

Debt Issuance Costs - Debt issuance costs represent legal, consulting, and other financial costs associated with debt financing and are reported as assets upon the original issuance of the related debt. Amounts paid to or on behalf of lenders are presented as debt discount. Debt issuance costs on term debt are amortized using the effective interest method while those related to revolving debt are amortized using a straight line basis over the term of the related debt.

At June 29, 2014 and December 29, 2013, debt issuance costs were $364,340 and $375,933, respectively, while amounts paid to or on behalf of lenders presented as debt discounts were $768,200 and $871,250, respectively. Amortization expense has been recognized as a component of interest expense in the amount of $150,237, $55,715, and $111,984 for the 2014 and 2013 Successor periods and the 2013 Predecessor period, respectively.

Investments - Investments in entities in which the Company has less than a 20 percent interest or is not able to exercise significant influence are carried at cost. Cost basis investments acquired as part of a business combination are recorded at estimated fair value at the time of the business combination. Dividends received are included in income, except for those dividends received in excess of the Company’s proportionate share of accumulated earnings, which are applied as a reduction of the cost of the investment. Impairment losses due to a decline in the value of the investment that is other than temporary are recognized when incurred. No dividend income was recognized during the 26-week periods ended June 29, 2014 or June 30, 2013.

Accounts Payable - Under the Company’s cash management system, checks issued but not yet presented to the Company’s bank frequently result in overdraft balances for accounting purposes and are classified as accounts payable on the consolidated balance sheet. Accounts payable included $1,746,865 and $1,429,051 of checks issued in excess of available cash balances as of June 29, 2014 and December 29, 2013, respectively.

Stock-based Compensation - The Company accounts for its stock-based compensation using the fair value of the award estimated at the grant date of the award. The Company estimates the fair value of awards, consisting of stock options, using the Black Scholes option pricing model. Compensation expense is recognized in earnings using the straight line method over the vesting period, which represents the requisite service period.

Revenue Recognition - Revenue is recognized by the Company upon shipment to customers when the customer takes ownership and assumes the risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists, and the sale price is fixed and determinable. Provisions for discounts and rebates to customers, estimated returns and allowances, and other adjustments are provided for in the same period the related sales are recorded.

Shipping and Handling - Shipping and handling costs are included in costs of sales as they are incurred.

Income Taxes - A current tax liability or asset is recognized for the estimated taxes payable or refundable on tax returns for the period. Deferred tax liabilities or assets are recognized for the estimated future tax effects of temporary differences between financial reporting and tax accounting measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company also evaluates the need for valuation allowances to reduce the deferred tax assets to realizable amounts. Management evaluates all positive and negative evidence and uses judgment regarding past and future events, including operating results, to help determine when it is more likely than not that all or some portion of the deferred tax assets may not be realized. When appropriate, a valuation allowance is recorded against deferred tax assets to reserve for future tax benefits that may not be realized.

F-7

Notes to Consolidated Financial Statements (Unaudited)

The Company recognizes the benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon settlement with the relevant tax authority. The Company assesses all tax positions for which the statute of limitations remain open. The Company had no unrecognized tax benefits as of June 29, 2014 and December 29, 2013. The Company files income tax returns in United States and Mexico as well as various state and local jurisdictions. With few exceptions, the Company is no longer subject to income tax examinations by tax authorities for years before 2010 in the United States and before 2007 in Mexico. The Company recognizes any penalties and interest when necessary as income tax expense. There were no penalties or interest recorded during the 26-week periods ended June 29, 2014 and June 30, 2013.

Foreign Currency Adjustments - The Company’s functional currency for all operations worldwide is the United States dollar. Nonmonetary assets and liabilities of foreign operations are translated at historical rates and monetary assets and liabilities are translated at exchange rates in effect at the end of the fiscal year. Income statement accounts are translated at average exchange rates for the year. Gains and losses from translation of foreign currency financial statements into United States dollars are classified in operating income in the consolidated statements of operations.

Concentration Risks - The Company is exposed to various significant concentration risks as follows:

Customer and Credit – During the 26-week periods ended June 29, 2014 and June 30, 2013, the Company’s revenues were derived from customers principally engaged in the North American automotive industry. Company sales directly and indirectly to General Motors Company (GM), Chrysler Group, LLC (Chrysler), and Ford Motor Company (Ford) were 20, 17, and 14 percent, respectively, during the 2014 Successor period, 24, 22, and 22 percent, respectively, during the 2013 Successor period, and 24, 25, and 20 percent, respectively, during the 2013 Predecessor period of the Company’s total sales. Company sales and trade receivables are primarily directly to Tier 1 suppliers, of which Johnson Controls accounted for less than 10 percent during the 2014 Successor period, 14 percent during the 2013 Successor period, and 15 percent, during the 2013 Predecessor period of the Company’s total sales. No other Tier 1 suppliers represented a significant concentration of Company sales.

Labor Markets – At June 29, 2014, of the Company’s hourly plant employees working in the United States manufacturing facilities, 41 percent are covered under a collective bargaining agreement which expires in August 2016 while another 5 percent are covered under a separate agreement that expires in January 2017.

Foreign Currency Exchange - The expression of assets and liabilities in a currency other than the functional currency gives rise to exchange gains and losses when such obligations are paid in another currency. Foreign currency exchange rate adjustments (i.e., differences between amounts recorded and actual amounts owed or paid) are reported in the statement of operations as the foreign currency fluctuations occur. Foreign currency exchange rate adjustments are reported in the statement of cash flows using the exchange rates in effect at the time of the cash flows. At June 29, 2014, the Company’s exposure to assets and liabilities denominated in another currency was not significant. To the extent there is a fluctuation in the exchange rates, the amount of local currency to be paid or received to satisfy foreign currency obligations in 2014 may increase or decrease.

International Operations - The Company manufactures and sells products outside of the United States principally in Mexico. Foreign operations are subject to various political, economic and other risks and uncertainties inherent in foreign countries. Among other risks, the Company’s operations are subject to the risks of restrictions on transfers of funds; export duties, quotas, and embargoes; domestic and international customs and tariffs; changing taxation policies; foreign exchange restrictions; political conditions; and governmental regulations. During the 2014 and 2013 Successor periods and the 2013 Predecessor period, 10, 13, and 14 percent of the Company’s production occurred in Mexico, respectively. Sales derived from customers located in Mexico, Canada, and other foreign countries were 12, 5, and 2 percent, respectively, during the 2014 Successor period, 14, 6, and 2 percent, respectively, during the 2013 Successor period, and 13, 6, and 2 percent, respectively, during the 2013 Predecessor period of the Company’s total sales.

Use of Estimates - The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

F-8

Notes to Consolidated Financial Statements (Unaudited)

Note 2 - Business Combinations

2013

On March 18, 2013, UFI acquired 100 percent of the outstanding preferred shares, common shares and warrants of Unique Fabricating for cash consideration of $30,057,551, after all adjustments described below. All shares and warrants purchased were then cancelled in return for a single common share. The cash consideration consisted of $41.5 million plus Unique Fabricating’s available cash less the assumed debt, incentive compensation, and selling expenses. The purchase agreement included a potential purchase price adjustment provision based on the actual working capital acquired on the day of closing as compared to what was originally estimated at closing as well as certain income tax benefits from the pre-acquisition period that would be received after closing. On July 12, 2013, the sellers paid UFI $515,239 for the working capital adjustment. UFI estimates that it owes the sellers $1,109,582 in income tax benefits which are included as accrued liabilities. The amounts are to be paid when the related benefits are received by UFI which is expected to be during 2014. Through June 29, 2014, $168,633 of the benefits have been received and remitted to the sellers. UFI incurred costs of $424,565 related to the acquisition of Unique Fabricating which were expensed as incurred in selling, general, and administrative expenses.

The following table summarizes the acquisition date fair values of the assets acquired and liabilities assumed:

Cash	$249,583
Accounts receivable	13,833,597
Inventory	6,380,672
Deferred tax assets	755,894
Other current assets	1,519,197
Property, plant, and equipment	7,615,112
Other long-term assets	1,109,568
Intangible assets	16,359,000
Accounts payable	(7,416,740)
Accrued liabilities	(4,614,773)
Debt	(10,351,062)
Deferred tax liabilities	(7,750,148)
Total identifiable net assets	17,689,900
Goodwill	12,367,651
Total	$30,057,551

On December 18, 2013, UFI, through a newly created subsidiary, Unique Prescotech, Inc. (Prescotech), acquired substantially all of the assets of Prescotech Holdings, Inc. (PTI) for total cash consideration of $16,363,154, after all adjustments described below. The purchase agreement included a potential purchase price adjustment provision based on the actual working capital acquired on the day of closing as compared to what was originally estimated at closing. On February 4, 2014, PTI paid UFI $173,740 for the net working capital adjustment which is included as another receivable by the Company at December 29, 2013. UFI incurred costs of approximately $266,979 related to the acquisition of PTI which were expensed as incurred in selling, general and administrative expenses. The consolidated statement of operations includes the operating results of PTI from the date of the acquisition. The acquisition allows UFI to further strengthen its automotive business while also diversifying into the appliance, water heater and HVAC markets, where PTI had a large presence.

F-9

Notes to Consolidated Financial Statements (Unaudited)

The following table summarizes the acquisition date fair values of the assets acquired and liabilities assumed:

Cash	$126,773
Accounts receivable	2,897,621
Inventory	2,440,111
Deferred tax assets	93,994
Other current assets	162,179
Property, plant, and equipment	6,855,050
Identifiable intangible assets	3,336,515
Accounts payable	(972,572)
Accrued liabilities	(593,000)
Total identifiable net assets	14,346,671
Goodwill	2,016,483
Total	$16,363,154

The fair value of accounts receivable from the acquisitions includes gross amounts due of $17,130,478 of which $399,260 is expected to be uncollectible.

The goodwill of $14,384,134 arising from the acquisitions consists largely of the acquirees’ respective reputations, trained employees, management teams and other unique features that cannot be associated with a specific identifiable asset. Of the total amount of goodwill recognized, $6,237,096 is expected to be deductible for tax purposes.

2014

On February 6, 2014, the Company, through a newly created subsidiary, Unique Chardan, Inc., acquired substantially all of the assets of Chardan Corporation (Chardan) for total consideration of $2,816,911, after all adjustments described below. The consideration was in the form of $2,316,911 of cash and a $500,000 note payable to the former owner. The note is due in a lump sum on February 6, 2019, with interest payable monthly at an annual rate of six percent and is subordinated to both the senior credit facility and the subordinated debt. The purchase agreement included a potential purchase price adjustment provision based on the actual working capital acquired on the day of closing as compared to what was originally estimated at closing. During June 2014, the Company paid Chardan $116,911 for the working capital adjustment. This acquisition was financed through existing debt facilities without the need for further revisions to any debt or equity agreements. The Company incurred costs of approximately $192,500 related to the acquisition of Chardan. The Company represented a significant majority of Chardan’s revenue prior to the acquisition so the acquisition allows the Company to reduce its costs through supply chain integration as well as strengthen its thermo forming capabilities.

In connection with the business combination, Chardan terminated the lease it had with an affiliated entity for its operating facility and the Company entered into a new lease for the same facility. The terms of the Company’s lease provide for monthly rental payments of $11,000 for five years beginning on February 6, 2014.

The following table summarizes the preliminary acquisition date fair values of the assets acquired and liabilities assumed:

Accounts receivable	$585,914
Inventory	250,472
Deferred tax assets	266,865
Other current assets	1,597
Property, plant, and equipment	417,305
Identifiable intangible assets	965,478
Accounts payable and accrued liabilities	(94,830)
Deferred tax liabilities	(30,602)
Total identifiable net assets	2,362,199
Goodwill	454,712
Total	$2,816,911

The fair value of accounts receivable from the acquisition includes $497,075 that was previously due from the Company and the remaining balance is expected to be collectible in full.

F-10

Notes to Consolidated Financial Statements (Unaudited)

The goodwill arising from the acquisition consists largely of the Chardan’s reputation, trained employees, and other unique features that cannot be associated with a specific identifiable asset. Of the total amount of goodwill recognized, $866,647 is expected to be deductible for tax purposes.

The amounts of Chardan’s revenue and earnings included in the accompanying statement of operations for the 26-week period ended June 29, 2014, totaled $1,582,892 and $82,542, respectively, from the date of acquisition, of which $1,014,772 in revenue was derived from intercompany sales to Unique Fabricating which were eliminated in consolidation.

The following unaudited pro forma supplementary data for the 2014 and 2013 Successor periods and the 2013 Predecessor period gives effect to the acquisition of Chardan as if it had occurred on December 31, 2012 (the first day of the Company’s 2013 fiscal year) and the effects of the Unique Fabricating and PTI acquisitions as if they had occurred on January 2, 2012 (the first day of the Company’s 2012 fiscal year). The pro forma supplementary data is provided for informational purposes only and should not be construed to be indicative of the Company’s results of operations had the acquisitions been consummated on the date assumed and does not project the Company’s results of operations for any future date.

	Successor	Successor	Predecessor
	Twenty six week period ended June 29, 2014	March 18, 2013 through June 30, 2013	December 31, 2012 through March 17, 2013
Net sales	$63,294,013	$31,652,760	$22,277,744
Net income	$2,619,355	$1,131,791	$393,352
Net income per common share – basic (1)	$1.17	$0.68	$6.69
Net income per common share – diluted (1)	$1.17	$0.68	$5.35

(1)	Calculation includes the impact of preferred dividends in the Predecessor period as further explained in the Earnings Per Share Table in Note 17.

Note 3 - Inventory

Inventory consists of the following:

	Successor	Successor
	June 29, 2014	December 29, 2013
Raw materials	$5,168,833	$4,950,217
Work in progress	552,476	398,735
Finished goods	3,549,707	3,090,577
Total inventory	$9,271,016	$8,439,529

Included in inventory are assets located in Mexico with a carrying amount of $1,277,172 and $1,242,398 at June 29, 2014 and December 29, 2013, respectively.

The inventory acquired in the 2013 acquisitions of Unique Fabricating and PTI included adjustments of $1,076,898 in order to increase the historical FIFO basis to fair value while the 2014 acquisition of Chardan included a fair value adjustment of $54,975. At June 29, 2014 and December 29, 2013, $13,634 and $345,966, respectively, of this fair value adjustment remained in inventory while $332,332 and $394,794 was included in cost of goods sold during the 2014 and 2013 Successor periods, respectively.

F-11

Notes to Consolidated Financial Statements (Unaudited)

Note 4 - Property, Plant, and Equipment

Property, plant, and equipment consists of the following:

	Successor	Successor
	June 29, 2014	December 29, 2013	Depreciable Life - Years
Land	$1,663,223	$1,663,153	-
Buildings	5,434,956	5,407,937	23-40
Shop equipment	7,554,484	6,867,117	7-10
Leasehold improvements	624,880	624,880	3-10
Office equipment	426,334	419,133	3-7
Mobile equipment	108,130	174,130	3
Construction in progress	578,448	193,464	-
Total cost	16,390,455	15,349,814
Accumulated depreciation	1,086,813	534,936
Net property, plant, and equipment	$15,303,642	$14,814,878

Depreciation expense was $551,876, $165,523, and $118,078 for the 2014 and 2013 Successor periods and the 2013 Predecessor period, respectively. Included in property, plant, and equipment are assets located in Mexico with a carrying amount of $533,693 and $576,934 at June 29, 2014 and December 29, 2013, respectively.

Note 5 - Intangible Assets

Intangible assets of the Company are summarized as follows at June 29, 2014:

	Gross Carrying Amount	Accumulated Amortization	Weighted Average Life – Years

Customer contracts	$15,614,881	$2,146,425	8.30
Trade Names	4,465,322	261,470	20.00
Non-compete agreements	580,790	314,651	1.62
Total	$20,660,993	$2,722,546

Intangible assets consist of the following at December 29, 2013:

	Gross Carrying Amount	Accumulated Amortization	Weighted Average Life – Years

Customer contracts	$14,649,403	$1,214,939	8.32
Trade Names	4,465,322	150,143	20.00
Non-compete agreements	580,790	177,051	1.62
Total	$19,695,515	$1,542,133

The weighted average amortization period for all intangible assets at June 29, 2014 is 10.64 years. Amortization expense for intangible assets totaled $1,180,412 and $555,895 for the 2014 and 2013 Successor periods, respectively.

There were no intangible assets or intangible asset amortization expense during the 2013 Predecessor period.

F-12

Notes to Consolidated Financial Statements (Unaudited)

Estimated amortization expense for the remainder of the current fiscal year and future fiscal years is as follows:

2014	$1,164,796
2015	2,291,668
2016	2,123,017
2017	2,117,216
2018	2,117,216
Thereafter	8,124,534
Total	$17,938,447

Note 6 - Long term Debt

The Company has a senior credit facility with a bank effective March 18, 2013, as amended. The facility was originally entered into in conjunction with the acquisition of Unique Fabricating and provided for a $12.5 million revolving line of credit (“Revolver”) and an $11.0 million term loan facility (Term Loan). On December 18, 2013, in conjunction with the acquisition of PTI, the Company entered into an amendment with its bank under the senior credit facility. The amendment increased the Revolver to $15.0 million and the Term Loan to $20.0 million.

As of June 29, 2014 and December 29, 2013, $9,932,771 and $7,736,456, respectively, was outstanding on the Revolver. Borrowings under the Revolver are subject to a borrowing base, bear interest at the 30 day LIBOR plus a margin that ranges from 2.75 percent to 3.25 percent (an effective rate of 3.403 percent and 3.4168 percent at June 29, 2014 and December 29, 2013, respectively), and are secured by substantially all of the Company’s assets. As of June 29, 2014, maximum additional available borrowings under the Revolver were $4,967,229 due to the amount outstanding and a $100,000 letter of credit related to rental payments to the landlord of one of the Company’s facilities. The Revolver matures on March 15, 2018.

The Company also has a subordinated note payable with a private lender effective March 18, 2013, as amended. The holder of the subordinated note payable also holds equity interests of the Company, and therefore, is a related party. The subordinated note payable was originally entered into in conjunction with the acquisition of Unique Fabricating and provided for $11.5 million. On December 18, 2013, in conjunction with the acquisition of PTI, the Company entered into an amendment with the holder which increased the note payable to $13.1 million and provided for warrants to purchase additional common stock which is described further in Note 8.

F-13

Notes to Consolidated Financial Statements (Unaudited)

Long term debt consists of the following:

	Successor	Successor
	June 29, 2014	December 29, 2013
Term Loan, payable to a bank in quarterly installments of $500,000 through December 31, 2015, $625,000 through December 31, 2016, $750,000 through September 30, 2017, with a lump sum due at maturity. Interest is paid on a quarterly basis at an annual rate of LIBOR plus a margin of 3.00 percent to 3.50 percent (an effective rate of 3.731 percent and 3.7032 percent at June 29, 2014 and December 29, 2013, respectively). The Term Loan was originally due on March 15, 2018, but was subsequently amended to be due December 18, 2017, and is secured by substantially all of the Company’s assets. At June 29, 2014 and December 29, 2013, the balance of the Term Loan is presented net of a debt discount of $270,050 and $326,525, respectively, from costs paid to or on behalf of the lender.	$19,229,950	$19,673,474

Subordinated note payable to a private lender. Interest accrues monthly at an annual rate of 16 percent of which 12 percent must be paid quarterly in cash and 4 percent can be paid in kind at the Company’s discretion. The subordinated note payable is due in full on March 16, 2018, and is subordinated to the Revolver and Term Loan. At June 29, 2014 and December 29, 2013, the balance of the note payable includes accumulated paid in kind interest of $132,887 and is presented net of a debt discount of $498,150 and $544,725, respectively, from costs paid to or on behalf of the lender.	12,634,737	12,588,162

Note payable to the seller of Chardan which is unsecured and subordinated to the senior credit facility and the subordinated note to the private lender. Interest accrues monthly at an annual rate of 6 percent. The note payable is due in full on February 6, 2019.	500,000	-

Other debt	53,332	65,247

Total debt	32,418,019	32,326,883
Less current maturities	2,022,600	2,022,600

Long-term debt - Less current maturities	$30,395,419	$30,304,283

For the senior credit facility and subordinated debt to the private lender, the Company must comply with a senior leverage ratio, total leverage ratio, debt service coverage ratio, interest coverage ratio, and capital expenditure covenant, as defined. As of June 29, 2014 and December 29, 2013, the Company was in compliance with these covenants. Additionally, the Term Loan contains a clause, effective December 31, 2014, that requires an excess cash flow payment to be made if the Company’s cash flow exceeds certain thresholds as defined by the senior credit facility and certain performance thresholds are not met.

Maturities on the Revolver and other long term debt obligations for the remainder of the current fiscal year and future fiscal years are as follows at June 29, 2014:

2014	$1,510,657
2015	2,018,133
2016	2,519,069
2017	23,438,217
2018	13,132,914
2019	500,000
Total	43,118,990
Discounts	(768,200)
Total debt - Net	$42,350,790

Prior to its acquisition by UFI on March 18, 2013, Unique Fabricating, Inc. had $10,351,062 in outstanding debt, including various term and revolving loans. Contemporaneously with the acquisition, $10,269,315 of this outstanding debt was repaid.

F-14

Notes to Consolidated Financial Statements (Unaudited)

Note 7 - Derivative Financial Instruments

The Company holds a derivative financial instrument, as required by its senior lending facility, for the purpose of hedging certain identifiable transactions in order to mitigate risks relating to the variability of future earnings and cash flows caused by interest rate fluctuations. The derivative financial instrument is in the form of an interest rate swap which the Company has elected not to apply hedge accounting for financial reporting purposes. The interest rate swap is recognized in the accompanying consolidated balance sheet at its fair value. Monthly settlement payments due on the interest rate swap and changes in its fair value are recognized currently in income as interest expense.

Effective April 26, 2013, the Company entered into an interest rate swap which required the Company to pay a fixed rate of 0.83 percent while receiving a variable rate based on the one month LIBOR for a net monthly settlement based on the notional amount beginning on March 3, 2014. The notional amount began at $4,714,286 and will decrease by $196,429 each quarter until it expires on March 1, 2016. At December 29, 2013, the fair value of this interest rate swap was ($30,726) and was recorded in other accrued liabilities with the change in fair value during the 2013 Successor period of $30,726 included in interest expense.

Effective January 17, 2014, in connection with the refinancing of the senior credit facility during December 2013, the Company terminated the swap described above and entered into a new interest rate swap which requires the Company to pay a fixed rate of 1.27 percent while receiving a variable rate based on the one month LIBOR for a net monthly settlement based on the notional amount beginning immediately. The notional amount begins at $10,000,000 and decreases by $250,000 each quarter until March 31, 2016, when it begins decreasing by $312,500 per quarter until it expires on January 31, 2017. At June 29, 2014, the fair value of this interest rate swap was ($128,122) which is included in other long-term liabilities and the Company paid $50,256 in net monthly settlements during the 2014 Successor period which are both included in interest expense.

Note 8 - Equity

Common Stock

As of June 29, 2014 and December 29, 2013, the Company’s common stock consists of 2,500,000 authorized shares of $.001 par value stock with 2,246,666 shares of common stock issued and outstanding with 175,135 unissued shares reserved for the Company’s stock incentive plan.

On January 14, 2013 (date of formation of the Successor), the Company sold 333,333 shares of common stock for $0.50 per share to a group of founding shareholders. An agreement requires the Company to redeem these shares at $0.50 per share if the Company is sold, liquidated or completes an initial public offering for less than $12 per share.

On March 18, 2013, in conjunction with the acquisition of Unique Fabricating, the Company issued shares of common stock to its subordinated lender and a private placement group. Additionally, all of the stockholders entered into agreements which provide for certain restrictions on the transferability of the shares and provides certain shareholders further restrictions, requirements or benefits. The subordinated lender purchased 350,000 shares of common stock for $10 per share. An agreement provides the subordinated lender the option to have its shares redeemed by the Company for their fair value on the sixth or seventh anniversary of the purchase or when the founders group no longer owns 75 percent of the shares originally purchased. The private placement group purchased 983,333 shares of common stock for $10 per share. The Company incurred expenses for the issuance of these common shares of $745,012 for net total proceeds of $12,588,318.

On December 18, 2013, in conjunction with the acquisition of PTI, the Company issued 580,000 additional shares of common stock for $10 per share. 121,800 shares were purchased by the subordinated lender under the same provisions as described above while the remaining 458,200 were purchased by other investors in a private placement. The Company incurred expenses for the issuance of these common shares of $344,128 for net total proceeds of $5,455,872.

Warrants

On December 18, 2013, in conjunction with the acquisition of PTI, the Company issued warrants to purchase 46,400 common shares for $10 per share. The warrants were valued at $50,534 upon issuance. The warrants can be exercised at any time ten years from the issuance date. 9,744 warrants are held by the subordinated lender and the remainder is held by shareholders in the founders group. The common shares received when the warrants are exercised will not contain any of the redemption features described above for any shareholders.

F-15

Notes to Consolidated Financial Statements (Unaudited)

Note 9 – Temporary Equity

As described in Note 8, the 471,800 shares issued to the subordinated lender include features for the shares to be redeemed at their fair value on the sixth or seventh anniversary of the purchase or when the founders group no longer owns 75 percent of the shares originally purchased. These shares are accounted for as temporary equity due to the redemption feature being outside of the Company’s control. These shares have been recorded initially using their net proceeds and will be adjusted to their redemption value each period using a ratable allocation based on the Company’s estimate of the redemption date and fair value of the shares. The Company will accrete the redemption value of these shares over the estimated redemption period with any changes in estimates being accounted for prospectively. However, reductions in the redemption value will only be recorded to the extent of previously recorded increases. During the 2014 and 2013 Successor period, the redemption value of the shares was estimated to be less than the initial net proceeds so no accretion was recorded.

As described in Note 8, the 333,333 shares issued to the founder group are redeemable at $0.50 per share if the Company is sold, liquidated or completes an initial public offering for less than $12 per share. These shares are accounted for as temporary equity due to the redemption feature being outside of the Company’s control. These shares have been recorded initially using their proceeds of $0.50 per share and there will not be any accretion of these shares from this initial value because they are already recorded at their redemption value.

Note 10 - Stock Option Plan

The Company’s board of directors approved a stock incentive plan (the “Plan”) in 2013. The Plan permits the Company to grant 175,135 non statutory or incentive stock options to the employees, directors and consultants of the Company. 175,135 shares of unissued common stock are required to be reserved for the Plan. The board of directors has the authority to determine the participants to whom stock options shall be awarded as well as any restrictions to be placed upon the awards. The exercise price cannot be less than the fair value of the underlying shares at the time the stock options are issued and the maximum length of an award is ten years.

On July 17, 2013 and January 1, 2014, the board of directors approved the issuance of 125,000 and 40,000, respectively, non-statutory stock option awards to employees of the Company with an exercise price of $10. These awards vest 20 percent on the grant date and an additional 20 percent on each of the first, second, third and fourth anniversaries thereafter. Vested awards can only be exercised while the participants are employed by the Company. Upon termination, the Company may repurchase the vested awards at their fair value (or their exercise price if terminated for cause) prior to their exercise.

The fair value of each option award is estimated on the grant date using a Black Scholes option valuation model that uses the assumptions noted in the following table. The expected volatility is based on the historical volatility of comparable companies. The Company uses historical data to estimate option exercise and employee termination within the valuation model. The risk free rate for periods within the contractual life of the option is based on the United States Treasury yield curve in effect at the time of grant (disclosed below as January 1, 2014 followed by July 17, 2013).

Expected volatility	34.00%
Dividend yield	0.00%
Expected term (in years)	4
Risk-free rate	1.27%/0.96%

A summary of option activity under the Plan is presented below:

	Successor
	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)
Outstanding at December 29, 2013	125,000	$10.00	9.55
Granted	40,000	$10.00	10.00
Exercised	-	-	-
Forfeited or expired	-	-	-
Outstanding at June 29, 2014	165,000	$10.00	9.16
Vested and exercisable at June 29, 2014	33,000	$10.00	9.16

F-16

Notes to Consolidated Financial Statements (Unaudited)

The Company recorded expenses of $21,038 in its consolidated statements of operations during the 2014 Successor period, as a component of sales, general and administrative expenses.

As of June 29, 2014, there was $82,217 of total unrecognized compensation cost related to non-vested stock option awards under the Plan. That cost is expected to be recognized over a weighted average period of 3.16 years.

Note 11 - Income Taxes

The components of the income tax provision included in the statements of operations are all attributable to continuing operations and are detailed as follows:

	Successor	Successor	Predecessor
	Six Months Ended June 29, 2014	Period from March 18, 2013 through June 30, 2013	December 31, 2012 through March 17, 2013
Current federal income taxes	$1,349,573	$(32,609)	$(511,309)
Current state income taxes	144,177	2,613	(25,005)
Current foreign income taxes	83,770	13,857	68,429
Deferred income tax recovery	(621,311)	2,056	18,276
Total income tax expense	$956,209	$(14,083)	$(449,609)

Significant components of the Company’s current and noncurrent deferred taxes are as follows:

	Successor	Successor
	As of June 29, 2014	As of December 29, 2013
Current deferred tax assets (liabilities):
Allowance for doubtful accounts	$218,862	$187,560
Inventories	104,801	11,399
Accrued payroll and benefits	769,936	773,980
Other	16,039	(60,663)
Net current deferred tax asset	1,109,638	912,276
Noncurrent deferred tax assets (liabilities):
Property, plant, and equipment	(3,427,349)	(3,399,285)
Goodwill and intangible assets	(3,214,084)	(3,859,231)
Other	63,820	20,691
Net noncurrent deferred tax liability	(6,577,613)	(7,237,825)
Net total deferred tax liability	$(5,467,975)	$(6,325,549)

The Company believes that it is more likely than not that all deferred tax assets will be realized and thus, believes that a valuation allowance is not required as of June 29, 2014 or December 29, 2013.

A reconciliation of taxes on income from continuing operations based on the statutory federal income tax rate to the provision for income taxes is as follows:

	Successor	Successor	Predecessor
	Twenty six week period ended June 29, 2014	March 18, 2013 through June 30, 2013	December 31, 2012 through March 17, 2013
Income tax expense, computed at 34% of pretax income	$1,059,942	$(27,970)	$(547,266)
State income taxes, net of federal benefit	64,124	1,826	(46,126)
Effect of foreign income taxes	(81,673)	743	5,499
Effect of permanent differences	(83,523)	3,592	164,422
Other	(2,661)	7,726	(26,138)
Total provision for income taxes	$956,209	$(14,083)	$(449,609)

F-17

Notes to Consolidated Financial Statements (Unaudited)

Note 12 - Operating Leases

The Company leases office space, production facilities and equipment under operating leases with various expiration dates through the year 2020. The leases require the Company to pay taxes, insurance, utilities and maintenance costs. One of the leases provides for escalating rents over the life of the lease and rent expense is recognized over the term of the lease on a straight line basis, with the difference between lease payments and rent expense recorded as deferred rent in accrued expenses in the consolidated balance sheet. Total rent expense charged to operations was $663,794, $327,308, and $253,798 for the 2014 and 2013 Successor periods and 2013 Predecessor period, respectively.

Future minimum lease payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year are as follows at June 29, 2014:

Fiscal Years Ending	Amount
2014	$685,794
2015	1,214,098
2016	1,061,280
2017	1,015,948
2018	976,030
Thereafter	1,334,040
Total	$6,287,190

Note 13 - Retirement Plans

The Company maintains a defined contribution plan covering certain full time salaried employees of Unique Fabricating. Employees can make elective contributions to the plan. The Company contributes 100 percent of an employee’s contribution up to the first 3 percent of each employee’s total compensation and 50 percent for the next 2 percent of each employee’s total compensation. In addition, the Company, at the discretion of the board of directors, may make additional contributions to the plan on behalf of the plan participants.

On May 1, 2014, the Company established a second defined contribution plan that covers all employees of Prescotech. Employees can make elective contributions to the plan. The Company contributes 50 percent of an employee’s contribution up to the first 6 percent of each employee’s total compensation. In addition, the Company, at the discretion of the board of directors, may make additional contributions to the plan on behalf of the plan participants.

The Company contributed $105,283, $47,863, and $49,572 for the 2014 and 2013 Successor periods and the 2013 Predecessor period, respectively.

Note 14 - Related Party Transactions

Shareholders of both the Successor and Predecessor provided subordinated debt financing. Interest charges recognized in the amounts of $1,041,996, $531,548, and $90,288 for the 2014 and 2013 Successor periods and 2013 Predecessor period, respectively, related to the subordinated debt financing. Accrued interest of $172,706 and $167,285 was due to these subordinated lenders at June 29, 2014 and December 29, 2013, respectively.

Effective March 18, 2013, the Successor is under a five year management agreement with a firm related to several shareholders. The agreement requires annual management fees of $300,000 and additional fees for assistance provided with acquisitions. The Successor incurred management fees of $150,000 and $75,000 for the 2014 and 2013 Successor periods, respectively. During the 2014 Successor period, the Successor incurred fees related to the acquisition of Chardan of $110,000. The Successor allocates these fees to the services provided based on their relative fair values. The fees paid during the Successor 2014 period were all allocated to and expensed as transaction costs. During the 2013 Successor period, the Successor incurred fees related to the acquisitions of Unique Fabricating of $1,250,000 of which $465,000 of the fees were included as deferred financing charges and $675,000 were considered expenses of issuing common stock while the remainder were expensed as transaction costs. This agreement and the related charges are subordinated to both the senior credit facility and the subordinated debt to the private lender.

F-18

Notes to Consolidated Financial Statements (Unaudited)

Note 15 - Fair Value Measurements

Financial instruments consist of cash equivalents, accounts receivable, accounts payable and debt. The carrying amount of all significant financial instruments approximates fair value due to either the short maturity or the existence of variable interest rates that approximate prevailing market rates.

Accounting standards require certain other items be reported at fair value in the financial statements and provides a framework for establishing that fair value. The framework for determining fair value is based on a hierarchy that prioritizes the valuation techniques and inputs used to measure fair value.

Fair values determined by Level 1 inputs use quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Fair values determined by Level 2 inputs use other inputs that are observable, either directly or indirectly. Level 2 inputs may include quoted prices for similar items in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related item. Level 3 fair value measurements are based primarily on management’s own estimates using inputs such as pricing models, discounted cash flow methodologies or similar techniques taking into account the characteristics of the item.

In instances whereby inputs used to measure fair value fall into different levels of the fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Company’s assessment of the significance of particular inputs to these fair value measurements requires judgment and considers factors specific to each item.

The Successor measures its interest rate swap at fair value on a recurring basis based primarily on Level 2 inputs using an income model based on disparity between variance and fixed interest rates, the scheduled balance of principal outstanding, yield curves and other information readily available in the market.

The Successor measures its temporary equity at its fair value on a recurring basis which is principally based on the value of the Company’s stock (See Note 9 for additional information). The Successor has determined that the majority of the inputs used to value its stock are Level 3 inputs. These inputs include historical or current equity transactions, comparable public company valuations, third party valuations and other relevant factors.

Note 16 - Contingencies

The Company is engaged from time to time in legal matters and proceedings arising out of its normal course of business. The Company establishes a liability related to its legal proceedings and claims when it has determined that it is probable that the Company has incurred a liability and the related amount can be reasonably estimated. If the Company determines that an obligation is reasonably possible, the Company will, if material, disclose the nature of the loss contingency and the estimated range of possible loss, or include a statement that no estimate of loss can be made. While uncertainties are inherent in the final outcome of such matters, the Company believes that there are no pending proceedings in which the Company is currently involved that will have a material effect on its financial position, results of operations or cash flow.

Note 17 – Earnings Per Share

Basic earnings per share is computed by dividing the net income (loss) by the weighted-average number of shares outstanding during the period. Diluted earnings per share is computed giving effect to all potentially weighted average dilutive shares including options and warrants. The dilutive effect of outstanding awards, if any, is reflected in diluted earnings per share by application of the treasury stock method.

F-19

Notes to Consolidated Financial Statements (Unaudited)

The following table sets forth the computation of basic and diluted earnings per share:

	Successor	Successor	Predecessor
	Twenty six week period ended June 29, 2014	March 18, 2013 through June 30, 2013	December 31, 2012 through March 17, 2013
Basic earnings per share calculation:
Net income (loss)	$2,161,268	$(68,181)	$(1,159,998)
Preferred stock dividends	-	-	(132,574)
Net income (loss) attributable to common stockholders	$2,161,268	$(68,181)	$(1,292,572)
Weighted average shares outstanding	2,246,666	1,666,666	39,000
Net income (loss) per share-basic	$0.96	$(0.04)	$(33.14)

Diluted earnings per share calculation:
Net income (loss)	$2,161,268	$(68,181)	$(1,292,572)
Weighted average shares outstanding	2,246,666	1,666,666	39,000
Effect of dilutive securities:
Stock options (1)	-	-	-
Warrants (1) (2)	-	-	-
Diluted weighted average shares outstanding	2,246,666	1,666,666	39,000
Net income (loss) per share-diluted	$0.96	$(0.04)	$(33.14)

(1)	Options to purchase 125,000 and 165,000 shares of common stock during the 2014 and 2013 Successor periods, respectively, and warrants to purchase 46,400 shares of common stock during the 2014 Successor period were outstanding but were not included in the computation of diluted earnings per share because the effect would have been anti-dilutive as a result of the securities being “out of the money” with a strike price greater than the average fair market value during the period presented.

(2)	Warrants to purchase 9,751 shares of common stock during the 2013 Predecessor period were outstanding but were not included in the computation of diluted earnings per share given the net loss for the 2013 Predecessor period.

F-20

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

UFI Acquisition, Inc.

We have audited the accompanying consolidated balance sheets of UFI Acquisition, Inc. and its subsidiaries (Successor) as of December 29, 2013 and Unique Fabricating, Inc. and its subsidiaries (Predecessor) as of December 30, 2012 and the related consolidated statements of operations, stockholders’ equity, and cash flows of the Successor for the period from March 18, 2013 through December 29, 2013 and of the Predecessor for the period from December 31, 2012 through March 17, 2013 and the year ending December 30, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Successor at December 29, 2013 and the Predecessor at December 30, 2012, and the consolidated results of the Successor’s operations and its cash flows for the period from March 18, 2013 through December 29, 2013 and of the Predecessor’s operations and its cash flows for the period from December 31, 2012 through March 17, 2013 and the year ending December 30, 2012, in conformity with accounting principles generally accepted in the United States of America.

/s/ Plante & Moran, PLLC

Auburn Hills, MI

April 29, 2014 for the Successor as of December 29, 2013 and the period from March 18, 2013 through December 29, 2013, except for Note 18 and Note 19, as to which the date is September 23, 2014

September 23, 2014 for the Successor period from December 31, 2012 through March 17, 2013

April 23, 2013 for the Predecessor as of December 30, 2012 and the year then ended, except for Note 18, as to which the date is September 23, 2014

F-21

Consolidated Balance Sheets

	Successor	Predecessor
	December 29, 2013	December 30, 2012
Assets

Current Assets
Cash and cash equivalents	$891,826	$468,334
Accounts receivable	16,922,115	12,772,285
Inventory	8,439,529	5,438,986
Prepaid expenses and other current assets:
Prepaid expenses	576,368	341,505
Refundable taxes	1,340,677	-
Deferred tax asset	912,276	127,261
Total current assets	29,082,791	19,148,371

Property, Plant, and Equipment - Net	14,814,878	3,452,363
Goodwill	14,384,134	10,078,367
Intangible Assets	18,153,382	-
Other assets
Investments - at cost	1,054,120	200,000
Deposits and other assets	94,030	836,554
Debt issuance costs	375,933	-
Deferred tax asset	-	181,661
Total assets	$77,959,268	$33,897,316

Liabilities and Stockholders’ Equity

Current Liabilities
Accounts payable	$7,882,571	$6,532,202
Current maturities of long-term debt	2,022,600	1,036,559
Deferred compensation	-	1,378,000
Accrued liabilities	4,090,574	1,462,010
Total current liabilities	13,995,745	10,408,771

Long-term Debt - net of current portion	30,304,283	5,753,521
Line of Credit	7,736,456	2,874,521
Other Long-term Liabilities
Deferred tax liability	7,237,825	-
Other liabilities	146,218	359,189
Total liabilities	59,420,527	19,396,002

Temporary Equity	4,593,137	-
Stockholders’ Equity	13,945,604	14,501,314
Total liabilities and stockholders’ equity	$77,959,268	$33,897,316

See Notes to Consolidated Financial Statements.

F-22

Consolidated Statements of Operations

	Successor	Predecessor	Predecessor
	March 18, 2013 through December 29, 2013	December 31, 2012 through March 17, 2013	Year Ended December 30, 2012
Net Sales	$63,988,528	$16,377,967	$70,036,884
Cost of Sales	49,093,689	12,717,056	53,330,726
Gross Profit	14,894,839	3,660,911	16,706,118
Selling, General, and Administrative Expenses	12,068,581	5,026,029	10,673,403
Operating Income (Loss)	2,826,258	(1,365,118)	6,032,715
Nonoperating Income (Expense)
Investment income	21,183	-	21,164
Other income	89	-	-
Interest expense	(2,309,535)	(244,489)	(1,198,443)
Total nonoperating expense	(2,288,263)	(244,489)	(1,177,279)
Income (Loss) - Before income taxes	537,995	(1,609,607)	4,855,436
Income Tax Expense (Benefit)	285,841	(449,609)	1,698,754
Net Income (Loss)	$252,154	$(1,159,998)	$3,156,682
Net Income (Loss) per share:
Basic	$0.15	$(33.14)	$65.63
Diluted	$0.15	$(33.14)	$52.50

See Notes to Consolidated Financial Statements.

F-23

Consolidated Statements of Stockholders’ Equity - Predecessor

	Preferred Stock Series D, Nonvoting	Preferred Stock Series C, Voting	Preferred Stock Series B, Voting	Common Stock Class A, Voting
Balance - January 1, 2012	$86	$5,424	$25	$320
Net income	-	-	-	-
Balance - December 30, 2012	86	5,424	25	320
Net loss	-	-	-	-
Balance – March 17, 2013	$86	$5,424	$25	$320

	Common Stock Class B, Nonvoting	Additional Paid-in Capital	Warrants	Retained Earnings (Accumulated Deficit)	Total
Balance - January 1, 2012	$70	$12,590,141	$1,486,520	$(2,737,954)	$11,344,632
Net income	-	-	-	3,156,682	3,156,682
Balance - December 30, 2012	$70	$12,590,141	$1,486,520	$418,728	$14,501,314
Net loss	-	-	-	(1,159,998)	(1,159,998)
Balance – March 17, 2013	$70	$12,590,141	$1,486,520	$(741,270)	$13,341,316

F-24

Consolidated Statement of Stockholders’ Equity - Successor

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance - January 14, 2013	$-	$-	$-	$-
Issuance of common stock	1,442	13,616,279	-	13,617,721
Net income	-	-	252,154	252,154
Stock option expense	-	25,195	-	25,195
Issuance of warrants	-	50,534	-	50,534
Balance - December 29, 2013	$1,442	$13,692,008	$252,154	$13,945,604

See Notes to Consolidated Financial Statements.

F-25

Consolidated Statements of Cash Flows

	Successor	Predecessor	Predecessor
	March 18, 2013 through December 29, 2013	December 31, 2012 through March 17, 2013	Year Ended December 30, 2012
Cash Flows from Operating Activities
Net income (loss)	$252,154	$(1,159,998)	$3,156,682
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Depreciation and amortization	2,077,069	118,078	501,344
Amortization of debt issuance costs	244,179	111,984	103,370
Loss (gain) on sale of assets	-	22,947	(14,994)
Bad debt expense	117,520	95,035	120,763
Loss on derivative instrument	30,726	-	-
Stock option and warrant expense	75,729	-	-
Deferred compensation expense	-	1,739,567	1,000,000
Accrued in-kind interest on long-term debt	132,887	21,868	106,972
Deferred income taxes	(574,711)	18,276	(220,506)
Changes in operating assets and liabilities that provided (used) cash:
Accounts receivable	(134,677)	(1,056,555)	(3,335,421)
Inventory	381,254	(115,171)	(791,403)
Prepaid expenses and other assets	(274,250)	(734,944)	42,897
Accounts payable	(469,263)	709,138	1,282,570
Accrued and other liabilities	(2,111,289)	(25,784)	443,904
Net cash (used in) provided by operating activities	(252,672)	(255,559)	2,396,178

Cash Flows from Investing Activities
Purchases of property and equipment	(879,652)	(551,499)	(947,544)
Proceeds from sale of property and equipment	-	45,000	48,545
Acquisition of Unique Fabricating, net of cash acquired	(28,698,386)	-	-
Acquisition of PTI, net of cash acquired	(16,410,121)	-	-
Net cash used in investing activities	(45,988,159)	(506,499)	(898,999)

Cash Flows from Financing Activities
Net change in bank overdraft	(37,478)	175,727	160,308
Proceeds from debt	34,178,571	-	587,657
Payments on debt and in-kind interest	(1,195,072)	(134,048)	(1,089,954)
Debt issuance costs	(1,491,363)	-
Proceeds from (payments on) revolving credit facilities	7,736,456	501,953	(958,759)
Net proceeds from issuance of common stock	18,210,858	-	-
Pay-off of debt assumed through business acquisitions	(10,269,315)	-	-
Net cash provided by (used in) financing activities	47,132,657	543,632	(1,300,748)

Net Increase (Decrease) in Cash and Cash Equivalents	891,826	(218,426)	196,431

Cash and Cash Equivalents - Beginning of period	$-	$468,334	$271,903

Cash and Cash Equivalents - End of period	$891,826	$249,908	$468,334

Supplemental Disclosure of Cash Flow Information - Cash paid during the period for
Interest	$1,697,036	$179,707	$963,111
Income taxes	$1,100,000	$141,005	$1,545,000

See Notes to Consolidated Financial Statements.

F-26

UFI ACQUISITION, INC.

Notes to Consolidated Financial Statements

Note 1 - Nature of Business and Significant Accounting Policies

Nature of Business – UFI Acquisition, Inc. (UFI or Successor), a Delaware corporation, was formed on January 14, 2013, for the purpose of acquiring Unique Fabricating, Inc. and its subsidiaries (Unique Fabricating or Predecessor) (collectively, the “Company”) on March 18, 2013, as described further in Note 2. The Company operates as one operating and reporting segment to fabricate and broker foam and rubber products, which are primarily sold to original equipment manufacturers (OEMs) and tiered suppliers in the automotive, appliance, water heater and heating, ventilation and air conditioning (HVAC) industries.

Basis of Presentation – As a result of UFI’s acquisition of Unique Fabricating, purchase accounting and a new basis of accounting was applied beginning on March 18, 2013. The financial statement periods are as follows:

•	The year ended December 30, 2012 (2012 Predecessor year) and the period from December 31, 2012 through March 17, 2013 (2013 Predecessor period) which together reflects Unique Fabricating’s operations prior to its acquisition by UFI.

•	The period from March 18, 2013 through December 29, 2013 which reflects Unique Fabricating’s operations subsequent to its acquisition by UFI including the activity of UFI from its inception on January 14, 2013 which only included capital contributions until its acquisition of Unique Fabricating on March 18, 2013 (2013 Successor period).

The consolidated financial statements for the Predecessor period have been prepared using the Predecessor’s historical basis of accounting. As a result of purchase accounting, the Predecessor and Successor consolidated financial statements are not comparable.

All significant intercompany transactions have been eliminated in consolidation.

Fiscal Years – The Company’s 52 week fiscal year ends on the Sunday closest to December 31. Fiscal year 2013 ended of December 29, 2013 and fiscal year 2012 ended on December 30, 2012.

Cash and Cash Equivalents – The Company considers all highly liquid investments with an original maturity of three months or less to be cash and cash equivalents.

Accounts Receivable – Accounts receivable are stated at the invoiced amount and do not bear interest. The allowance for doubtful accounts is management’s best estimate of the amount of probable credit losses in the existing accounts receivable. Management determines the allowance based on historical write off experience and an understanding of individual customer payment history and financial condition. Management reviews the allowance for doubtful accounts at regular intervals. Account balances are charged off against the allowance when management determines it is probable the receivable will not be recovered. The allowance for doubtful accounts was $407,962 and $343,225 at December 29, 2013 and December 30, 2012, respectively.

Inventory – Inventory is stated at the lower of cost or market, with cost determined on the first in, first out method (FIFO). Inventory acquired as part of a business combination is recorded at its estimated fair value at the time of the business combination. The Company periodically evaluates inventory for obsolescence, excess quantities, slow moving goods and other impairments of value and establishes reserves for any identified impairments.

Property, Plant, and Equipment – Property, plant, and equipment purchases are recorded at cost. Property, plant, and equipment acquired as part of a business combination are recorded at estimated fair value at the time of the business combination. Depreciation is calculated principally using the straight line method over the estimated useful life of each asset. Leasehold improvements are depreciated over the shorter of the estimated useful life of the asset or the period of the related leases. Upon retirement or disposal, the initial cost or valuation and accumulated depreciation are removed from the accounts, and any gain or loss is included in income. Repair and maintenance costs are expensed as incurred.

Intangible Assets – The Company does not hold any intangible assets with indefinite lives. Acquired intangible assets subject to amortization are amortized on a straight line basis, which approximates the pattern in which the economic benefit of the respective intangible is realized, over their respective estimated useful lives. Identifiable intangible assets recognized as part of a business combination are recorded at their estimated fair value at the time of the business combination. Amortizable intangible assets are reviewed for impairment whenever events or circumstances indicate that the related carrying amount may be impaired. The remaining useful lives of intangible assets are reviewed annually to determine whether events and circumstances warrant a revision to the remaining period of amortization. The Company determined that no impairment indicators were present and all originally assigned useful lives remained appropriate during 2013 or 2012.

F-27

Notes to Consolidated Financial Statements

Goodwill – Goodwill represents the excess of the acquisition cost of consideration transferred over the fair value of the identifiable net assets acquired and liabilities assumed from business combinations at the date of acquisition. Goodwill is not amortized, but rather is assessed at least on an annual basis for impairment. If it is determined that it is more likely than not that the fair value is greater than the carrying value than a qualitative assessment may be used for the annual impairment test. Otherwise, a two-step process is used. The first step requires estimating the fair value of each reporting unit compared to its carrying value. The Company has determined that the only reporting unit is the Company as a whole. If the carrying value exceeds the estimated fair value, a second step is performed in order to determine the implied fair value of the goodwill. If the carrying value of the goodwill exceeds its implied fair value then goodwill is deemed impaired and is written down to its implied fair value.

There was no impairment charge recognized during 2013 or 2012.

Debt Issuance Costs – Debt issuance costs represent legal, consulting, and other financial costs associated with debt financing and are reported as assets upon the original issuance of the related debt. Amounts paid to or on behalf of lenders are presented as debt discount. Debt issuance costs on term debt are amortized using the effective interest method while those related to revolving debt are amortized using a straight line basis over the term of the related debt.

At December 29, 2013, debt issuance costs were $375,933 while amounts paid to or on behalf of lenders presented as debt discounts were $871,250. The unamortized portion of the debt issuance costs was $111,984 at December 30, 2012 and is included in other assets. Amortization expense has been recognized as a component of interest expense in the amount of $160,304, $111,984, and $103,370 for the 2013 Successor and Predecessor periods and the 2012 Predecessor year, respectively. During the 2013 Successor period, $83,875 of third party costs associated with debt modification was expensed as a component of interest expense.

Investments - Investments in entities in which the Company has less than a 20 percent interest or is not able to exercise significant influence are carried at cost. Cost basis investments acquired as part of a business combination are recorded at estimated fair value at the time of the business combination. Dividends received are included in income, except for those dividends received in excess of the Company’s proportionate share of accumulated earnings, which are applied as a reduction of the cost of the investment. Impairment losses due to a decline in the value of the investment that is other than temporary are recognized when incurred. Dividend income of $21,164, $0, and $21,164 was recognized for the 2013 Successor and Predecessor periods and the 2012 Predecessor year, respectively. There were no impairment charges recognized during 2013 or 2012.

Accounts Payable – Under the Company’s cash management system, checks issued but not yet presented to the Company’s bank frequently result in overdraft balances for accounting purposes and are classified as accounts payable on the consolidated balance sheet. Accounts payable included $1,429,051 and $1,261,995 of checks issued in excess of available cash balances at December 29, 2013 and December 30, 2012, respectively.

Stock based Compensation – The Company accounts for its stock based compensation using the fair value of the award estimated at the grant date of the award. The Company estimates the fair value of awards, consisting of stock options, using the Black Scholes option pricing model. Compensation expense is recognized in earnings using the straight line method over the vesting period, which represents the requisite service period.

Revenue Recognition – Revenue is recognized by the Company upon shipment to customers when the customer takes ownership and assumes the risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists, and the sale price is fixed and determinable. Provisions for discounts and rebates to customers, estimated returns and allowances, and other adjustments are provided for in the same period the related sales are recorded.

Shipping and Handling – Shipping and handling costs are included in costs of sales as they are incurred.

F-28

Notes to Consolidated Financial Statements

Income Taxes – A current tax liability or asset is recognized for the estimated taxes payable or refundable on tax returns for the period. Deferred tax liabilities or assets are recognized for the estimated future tax effects of temporary differences between financial reporting and tax accounting measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company also evaluates the need for valuation allowances to reduce the deferred tax assets to realizable amounts. Management evaluates all positive and negative evidence and uses judgment regarding past and future events, including operating results, to help determine when it is more likely than not that all or some portion of the deferred tax assets may not be realized. When appropriate, a valuation allowance is recorded against deferred tax assets to reserve for future tax benefits that may not be realized.

The Company recognizes the benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more likely than not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon settlement with the relevant tax authority. The Company assesses all tax positions for which the statute of limitations remain open. The Company had no unrecognized tax benefits as of December 29, 2013 and December 30, 2012. The Company files income tax returns in United States and Mexico as well as various state and local jurisdictions. With few exceptions, the Company is no longer subject to income tax examinations by tax authorities for years before 2010 in the United States and before 2007 in Mexico. The Company recognizes any penalties and interest when necessary as income tax expense. There were no penalties or interest recorded during 2013 or 2012.

Foreign Currency Adjustments – The Company’s functional currency for all operations worldwide is the United States dollar. Nonmonetary assets and liabilities of foreign operations are translated at historical rates and monetary assets and liabilities are translated at exchange rates in effect at the end of the fiscal year. Income statement accounts are translated at average exchange rates for the year. Gains and losses from translation of foreign currency financial statements into United States dollars are classified in operating income in the consolidated statements of operations.

Concentration Risks – The Company is exposed to various significant concentration risks as follows:

Customer and Credit – During 2013 and 2012, the Company’s revenues were derived from customers principally engaged in the North American automotive industry. Company sales directly and indirectly to General Motors Company (GM), Chrysler Group, LLC (Chrysler), and Ford Motor Company (Ford) were 25, 22, and 21 percent, respectively, during the 2013 Successor period, 24, 25, and 20 percent, respectively, during the 2013 Predecessor period, and 28, 23, and 23 percent, respectively, during the 2012 Predecessor year of the Company’s total sales. Company sales and trade receivables are primarily directly to Tier 1 suppliers, of which Johnson Controls accounted for 14 percent during the 2013 Successor period, 15 percent during the 2013 Predecessor period, and 16 percent, during the 2012 Predecessor period of the Company’s total sales . No other Tier 1 suppliers represented a significant concentration of Company sales.

Labor Markets – At December 29, 2013, of the Company’s hourly plant employees working in the United States manufacturing facilities, 46 percent are covered under a collective bargaining agreement which expires in August 2016 while another 6 percent are covered under a separate agreement that expires in January 2017.

Foreign Currency Exchange – The expression of assets and liabilities in a currency other than the functional currency gives rise to exchange gains and losses when such obligations are paid in another currency. Foreign currency exchange rate adjustments (i.e., differences between amounts recorded and actual amounts owed or paid) are reported in the statement of operations as the foreign currency fluctuations occur. Foreign currency exchange rate adjustments are reported in the statement of cash flows using the exchange rates in effect at the time of the cash flows. At December 29, 2013, the Company’s exposure to assets and liabilities denominated in another currency was not significant. To the extent there is a fluctuation in the exchange rates, the amount of local currency to be paid or received to satisfy foreign currency obligations in 2014 may increase or decrease.

International Operations – The Company manufactures and sells products outside of the United States principally in Mexico. Foreign operations are subject to various political, economic and other risks and uncertainties inherent in foreign countries. Among other risks, the Company’s operations are subject to the risks of restrictions on transfers of funds; export duties, quotas, and embargoes; domestic and international customs and tariffs; changing taxation policies; foreign exchange restrictions; political conditions; and governmental regulations. During the 2013 Successor period, 2013 Predecessor period, and 2012 Predecessor year, 13, 14, and 15 percent, respectively, of the Company’s production occurred in Mexico. Sales derived from customers located in Mexico, Canada, and other foreign countries were 14, 6, and 2 percent, respectively, during the 2013 Successor period, 13, 6, and 2 percent, respectively, during the 2013 Predecessor period, and 15, 6, and 1 percent, respectively, during the 2012 Predecessor year of the Company’s total sales.

Use of Estimates – The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

F-29

Notes to Consolidated Financial Statements

Note 2 - Business Combinations

On March 17, 2013, UFI acquired 100 percent of the outstanding preferred shares, common shares and warrants of Unique Fabricating for cash consideration of $30,057,551, after all adjustments described below. All shares and warrants purchased were then cancelled in return for a single common share. The cash consideration consisted of $41.5 million plus Unique Fabricating’s available cash less the assumed debt, incentive compensation, and selling expenses. The purchase agreement included a potential purchase price adjustment provision based on the actual working capital acquired on the day of closing as compared to what was originally estimated at closing as well as certain income tax benefits from the pre-acquisition period that would be received after closing. On July 12, 2013, the sellers paid UFI $515,239 for the working capital adjustment. UFI estimates that it owes the sellers $1,109,582 in income tax benefits which are expected to be paid during 2014 and are included as accrued liabilities. UFI incurred costs of $424,565 related to the acquisition of Unique Fabricating which were expensed as incurred in selling, general and administrative expenses.

The following table summarizes the acquisition date fair values of the assets acquired and liabilities assumed:

Cash	$249,583
Accounts receivable	13,833,597
Inventory	6,380,672
Deferred tax assets	755,894
Other current assets	1,519,197
Property, plant, and equipment	7,615,112
Other long-term assets	1,109,568
Intangible assets	16,359,000
Accounts payable	(7,416,740)
Accrued liabilities	(4,614,773)
Debt	(10,351,062)
Deferred tax liabilities	(7,750,148)
Total identifiable net assets	17,689,900
Goodwill	12,367,651
Total	$30,057,551

On December 18, 2013, UFI, through a newly created subsidiary, Unique Prescotech, Inc. (Prescotech), acquired substantially all of the assets of Prescotech Holdings, Inc. (PTI) for total cash consideration of $16,363,154, after all adjustments described below. The purchase agreement included a potential purchase price adjustment provision based on the actual working capital acquired on the day of closing as compared to what was originally estimated at closing. On February 4, 2014, PTI paid UFI $173,740 for the net working capital adjustment which is included as another receivable by UFI at December 29, 2013. UFI incurred costs of approximately $266,979 related to the acquisition of PTI which were expensed as incurred in selling, general and administrative expenses. The consolidated statement of operations includes the operating results of PTI from the date of the acquisition. The acquisition allows UFI to further strengthen its automotive business while also diversifying into the appliance, water heater and HVAC markets, where PTI had a large presence.

F-30

Notes to Consolidated Financial Statements

The following table summarizes the acquisition date fair values of the assets acquired and liabilities assumed:

Cash	$126,773
Accounts receivable	2,897,621
Inventory	2,440,111
Deferred tax assets	93,994
Other current assets	162,179
Property, plant, and equipment	6,855,050
Identifiable intangible assets	3,336,515
Accounts payable	(972,572)
Accrued liabilities	(593,000)
Total identifiable net assets	14,346,671
Goodwill	2,016,483
Total	$16,363,154

The fair value of accounts receivable from the acquisitions includes gross amounts due of $17,130,478 of which $399,260 is expected to be uncollectible.

The goodwill of $14,384,134 arising from the acquisitions consists largely of the acquirees’ respective reputations, trained employees, management teams and other unique features that cannot be associated with a specific identifiable asset. Of the total amount of goodwill recognized, $6,237,096 is expected to be deductible for tax purposes.

The amounts of Prescotech’s revenue and earnings included in the accompanying statements of operations for the period ended December 29, 2013, totaled $428,472 and $(139,316), respectively, from the date of acquisition. The following unaudited pro forma supplementary data for the 2013 Successor and Predecessor periods and the 2012 Predecessor year gives effect to the acquisitions of Unique Fabricating and PTI as if they had occurred on January 2, 2012 (the first day of the Company’s 2012 fiscal year). The pro forma supplementary data is provided for informational purposes only and should not be construed to be indicative of the Company’s results of operations had the Unique Fabricating and PTI acquisitions been consummated on the date assumed and does not project the Company’s results of operations for any future date.

	Successor	Predecessor	Predecessor
	March 18, 2013 through December 29, 2013	December 31, 2012 through March 17, 2013	Year Ended December 30, 2012
Net sales	$85,177,778	$22,089,955	$96,384,204
Net income	$2,006,297	$290,115	$527,900
Net income per common share – basic (1)	$1.19	$4.04	$(1.78)
Net income per common share – diluted (1)	$1.19	$3.23	$(1.78)

(1)	Calculation includes the impact of preferred dividends in the Predecessor period as further explained in the Earnings Per Share Table in Note 18.

Note 3 - Inventory

Inventory consists of the following:

	Successor	Predecessor
	December 29, 2013	December 30, 2012
Raw materials	$4,950,217	$3,620,563
Work in progress	398,735	310,372
Finished goods	3,090,577	1,508,051
Total inventory	$8,439,529	$5,438,986

Included in inventory are assets located in Mexico with a carrying amount of $1,242,398 at December 29, 2013 and $1,118,328 at December 30, 2012.

F-31

Notes to Consolidated Financial Statements

The inventory acquired in the acquisitions of Unique Fabricating and PTI included adjustments of $1,076,898 in order to increase the historical FIFO basis to fair value. At December 29, 2013, $345,966 of this fair value adjustment remained in inventory while $730,932 was included in cost of goods sold during the 2013 Successor period.

Note 4 - Property, Plant, and Equipment

Property, plant, and equipment consists of the following:

	Successor	Predecessor	Depreciable
	December 29, 2013	December 30, 2012	Life - Years
Land	$1,663,153	$-	-
Buildings	5,407,937	1,426,311	23-40
Shop equipment	6,867,117	7,567,555	7-10
Leasehold improvements	624,880	1,310,886	3-10
Office equipment	419,133	907,021	3-7
Mobile equipment	174,130	201,311	3
Construction in progress	193,464	120,872	-
Total cost	15,349,814	11,533,956
Accumulated depreciation	534,936	8,081,593
Net Property, plant, and equipment	$14,814,878	$3,452,363

Depreciation expense was $534,936, $118,078, and $501,344 for the 2013 Successor and Predecessor periods and the 2012 Predecessor year, respectively.

Included in Property, plant, and equipment are assets located in Mexico with a carrying amount of $576,934 and $307,999 at December 29, 2013 and December 30, 2012, respectively.

Note 5 - Intangible Assets

Intangible assets of the Company consist of the following at December 29, 2013:

	Gross Carrying Amount	Accumulated Amortization	Weighted Average Life - Years

Customer contracts	$14,649,403	$1,214,939	8.32
Trade Names	4,465,322	150,143	20
Non-compete agreements	580,790	177,051	1.62
Total	$19,695,515	$1,542,133

The weighted average amortization period for all intangible assets is 10.77 years. Amortization expense for intangible assets totaled $1,542,133 for the 2013 Successor period.

There were no intangible assets or intangible asset amortization expenses during the 2013 Predecessor period or 2012 Predecessor year.

Estimated amortization expense for future fiscal years is as follows:

2014	$2,236,757
2015	2,170,984
2016	2,002,001
2017	1,996,531
2018	1,996,531
Thereafter	7,750,578
Total	$18,153,382

F-32

Notes to Consolidated Financial Statements

Note 6 – Long-term Debt

The Successor has a senior credit facility with a bank effective March 18, 2013, as amended. The facility was originally entered into in conjunction with the acquisition of Unique Fabricating and provided for a $12.5 million revolving line of credit (“Revolver”) and an $11.0 million term loan facility (Term Loan). On December 18, 2013, in conjunction with the acquisition of PTI, the Successor entered into an amendment with its bank under the senior credit facility. The amendment increased the Revolver to $15.0 million and the Term Loan to $20.0 million.

At December 29, 2013, $7,736,456 was outstanding on the Revolver. Borrowings under the Revolver are subject to a borrowing base, bear interest at the 30 day LIBOR plus a margin that ranges from 2.75 percent to 3.25 percent (an effective rate of 3.4168 percent at December 29, 2013), and are secured by substantially all of the Successor’s assets. At December 29, 2013, maximum additional available borrowings under the Revolver were $7,163,544 due to the amount outstanding and a $100,000 letter of credit related to rental payments to the landlord of one of the Company’s facilities. The Revolver matures on March 15, 2018.

The Successor also has a subordinated note payable with a private lender effective March 18, 2013, as amended. The holder of the subordinated note payable also holds equity interests of the Successor, and therefore, is a related party. The subordinated note payable was originally entered into in conjunction with the acquisition of Unique Fabricating and provided for $11.5 million. On December 18, 2013, in conjunction with the acquisition of PTI, the Successor entered into an amendment with the holder which increased the note payable to $13.0 million and provided for warrants to purchase additional common stock which is described further in Note 8.

The Predecessor had a credit facility with a bank which provided for a $10.0 million revolving line of credit, a $2,071,000 term loan, and a $500,000 capital expenditure loan.

At December 30, 2012, the Predecessor had outstanding borrowings on the revolving line of credit of $2,874,521. The revolving credit facility would have expired on February 1, 2014, bore interest at a rate per annum equal to LIBOR plus 2.75 percent (effective rate of 3.125 percent at December 30, 2012), payable monthly in arrears, and was secured by substantially all of the Predecessor’s assets. At December 30, 2012, maximum available borrowings under the revolving line of credit were $6,188,488 due to the maximum borrowings being limited by a borrowing base calculation and a $100,000 letter of credit related to rental payments to the landlord of one of the Company’s facilities.

The Predecessor also has a subordinated note payable to American Capital, Ltd. (American Capital). American Capital was a stockholder of the Predecessor, and therefore, was a related party.

F-33

Notes to Consolidated Financial Statements

Long term debt consists of the following:

	Successor	Predecessor
	December 29, 2013	December 30, 2012
Term Loan, payable to a bank in quarterly installments of $500,000 through December 31, 2015, $625,000 through December 31, 2016, $750,000 through September 30, 2017, with a lump sum due at maturity. Interest is paid on a quarterly basis at an annual rate of LIBOR plus a margin of 3.00 percent to 3.50 percent (an effective rate of 3.7032 percent at December 29, 2013). The Term Loan was originally due on March 15, 2018, but was subsequently amended to be due December 18, 2017, and is secured by substantially all of the Successor’s assets. At December 29, 2013, the balance of the Term Loan is presented net of a debt discount of $326,525 from costs paid to or on behalf of the lender	$19,673,474	$-

Subordinated note payable to a private lender. Interest accrues monthly at an annual rate of 16 percent of which 12 percent must be paid quarterly in cash and 4 percent can be paid in kind at the Successor’s discretion. The subordinated note payable is due in full on March 16, 2018, and is subordinated to the Revolver and Term loan. At December 29, 2013, the balance of the note payable includes accumulated paid in kind interest of $132,887 and is presented net of a debt discount of $544,725 from costs paid to or on behalf of the lender	12,588,162	-

Subordinated notes payable to American Capital, due in quarterly installments of $125,000 from April 1, 2011 through January 1, 2015, with the balance due on February 1, 2015, bearing interest in two components: (1) payable in cash on the outstanding principal amount (as increased by in-kind interest described) at a rate per annum of 12 percent and (2) payable in-kind on (and thereby increasing) the outstanding principal amount at a rate of 2 percent. At December 30, 2012, accumulated in-kind interest was $221,689, and is included in other long-term liabilities. This note was subordinated to the bank term loans below and payments were allowed only if certain conditions were met in amounts up to $500,000 per quarter	-	4,957,451

Term loan payable to a bank, due in monthly installments of $34,500 from March 1, 2011 through January 1, 2014, with the balance due on February 1, 2014, bearing interest at a rate per annum equal to LIBOR plus 3 percent (an effective rate of 3.375 at December 30, 2012). The loan was secured by substantially all of the Predecessor’s assets	-	1,312,000

Term loan payable to a bank, due in monthly installments of $8,333 from May 1, 2012 through January 1, 2014, with the balance due on February 1, 2014, bearing interest at a rate per annum equal to LIBOR plus 3 percent (an effective rate of 3.375 percent at December 30, 2012). The loan was secured by substantially all of the Predecessor’s assets	-	433,333

Other debt	65,247	87,296

Total debt	32,326,883	6,790,080
Less current maturities	2,022,600	1,036,559

Long-term debt - Less current maturities	$30,304,283	$5,753,521

Upon the Successor’s acquisition of the Predecessor, substantially all of the Predecessor’s debt obligations were repaid in full.

Both the Successor and the Predecessor’s borrowings required compliance with certain financial covenants. These covenants vary by lender but include a senior leverage ratio, total leverage ratio, debt service coverage ratio, interest coverage ratio, and capital expenditure covenant, as defined. At December 29, 2013 and December 30, 2012, the Company was in compliance with these covenants. Additionally, the Successor’s Term Loan contains a clause, effective December 31, 2014, that requires an excess cash flow payment to be made if the Successor’s cash flow exceeds certain thresholds as defined by the senior credit facility and certain performance thresholds are not met.

F-34

Notes to Consolidated Financial Statements

Maturities on the Successor’s Revolver and other long term debt obligations are as follows at December 29, 2013:

2014	$2,022,600
2015	2,018,133
2016	2,519,069
2017	21,241,902
2018	13,132,885
Total	40,934,589
Discounts	(871,250)
Total debt - Net	$40,063,339

Note 7 - Derivative Financial Instruments

The Successor holds a derivative financial instrument, as required by its senior lending facility, for the purpose of hedging certain identifiable transactions in order to mitigate risks relating to the variability of future earnings and cash flows caused by interest rate fluctuations. The derivative financial instrument is in the form of an interest rate swap which the Successor has elected not to apply hedge accounting for financial reporting purposes. The interest rate swap is recognized in the accompanying consolidated balance sheet at its fair value. Monthly settlement payments due on the interest rate swap and changes in its fair value are recognized currently in income as interest expense.

Effective April 26, 2013, the Successor entered into an interest rate swap which requires the Successor to pay a fixed rate of 0.83 percent while receiving a variable rate based on the one month LIBOR for a net monthly settlement based on the notional amount beginning on March 3, 2014. The notional amount begins at $4,714,286 and decreases by $196,429 each quarter until it expires on March 1, 2016. At December 29, 2013, the fair value of this interest rate swap was ($30,726) and is recorded in other accrued liabilities with the change in fair value during the 2013 Successor period of $30,726 included in interest expense.

Subsequent to December 29, 2013, effective January 17, 2014, in connection with the refinancing of the senior credit facility during December 2013, the Successor terminated the swap described above and entered into a new interest rate swap which requires the Successor to pay a fixed rate of 1.27 percent while receiving a variable rate based on the one month LIBOR for a net monthly settlement based on the notional amount beginning immediately. The notional amount begins at $10,000,000 and decreases by $250,000 each quarter until March 31, 2016, when it begins decreasing by $312,500 per quarter until it expires on January 31, 2017.

Note 8 - Equity

Successor - Common Stock

As of December 29, 2013, the Successor’s common stock consists of 2,500,000 authorized shares of $.001 par value stock with 2,246,666 shares of common stock issued and outstanding with 135,135 unissued shares reserved for the Successor’s stock incentive plan.

On January 14, 2013, the Successor sold 333,333 shares of common stock for $0.50 per share to a group of founding shareholders. An agreement requires the Successor to redeem these shares at $0.50 per share if the Successor is sold, liquidated or completes an initial public offering for less than $12 per share.

On March 18, 2013, in conjunction with the acquisition of Unique Fabricating, the Successor issued shares of common stock to its subordinated lender and a private placement group. Additionally, all of the stockholders entered into agreements which provide for certain restrictions on the transferability of the shares and provides certain shareholders further restrictions, requirements or benefits. The subordinated lender purchased 350,000 shares of common stock for $10 per share. An agreement provides the subordinated lender the option to have its shares redeemed by the Successor for their fair value on the sixth or seventh anniversary of the purchase or when the founders group no longer owns 75 percent of the shares originally purchased. The private placement group purchased 983,333 shares of common stock for $10 per share. The Successor incurred expenses for the issuance of these common shares of $745,012 for net total proceeds of $12,588,318.

On December 18, 2013, in conjunction with the acquisition of PTI, the Successor issued 580,000 additional shares of common stock for $10 per share. 121,800 shares were purchased by the subordinated lender under the same provisions as described above while the remaining 458,200 were purchased by other investors in a private placement. The Successor incurred expenses for the issuance of these common shares of $344,128 for net total proceeds of $5,455,872.

F-35

Notes to Consolidated Financial Statements

Successor - Warrants

On December 18, 2013, in conjunction with the acquisition of PTI, the Successor issued warrants to purchase 46,400 common shares for $10 per share. The warrants were valued at $50,534 upon issuance. The warrants can be exercised at any time ten years from the issuance date. 9,744 warrants are held by the subordinated lender and the remainder are held by shareholders in the founders group. The common shares received when the warrants are exercised will not contain any of the redemption features described above for any shareholders.

Predecessor – Common Stock

As of December 30, 2012, the Predecessor’s Class A common stock and Class B common stock both consisted of 200,000 authorized shares at $.01 par value with 32,000 shares of Class A common stock issued and outstanding and 7,000 shares of Class B common stock issued and outstanding.

Predecessor - Preferred Stock

Series B

As of December 30, 2012, the Predecessor had authorized 100,000 shares of nonvoting, $.01 par value, Series B preferred stock, of which 2,500 shares were issued and held by American Capital and its affiliates.

In the event of liquidation, holders of Series B preferred stock were entitled to receive in cash, prior to any distribution to the common stockholders, the preferred liquidation value of $1,000 per share or $2,500,000. Any remaining funds after such payment to Series B preferred stockholders was to be distributed proportionately to the common stockholders.

The holders of shares of Series B preferred stock were entitled to receive mandatory cumulative dividends at a rate of 14 percent per annum of the liquidating preference. Dividends were, to the extent declared by the board of directors of the Predecessor, to be paid quarterly, commencing April 1, 2005. Dividends not declared and paid accumulated and compounded on an annual basis until such a time as such dividends were paid.

As of December 30, 2012, no dividends had been declared and the cumulative, unpaid dividends were $4,490,118.

Series C

As of December 30, 2012, the Predecessor had authorized 800,000 shares of voting, $.01 par value, Series C preferred stock, of which 542,418 shares were issued and held by American Capital and its affiliates.

In the event of liquidation, holders of Series C preferred stock were entitled to receive in cash, prior to any distribution to common stockholders or holders of Series B preferred stock, the greater of (1) an amount equal to 51 percent of the amount the holders of common stock would have been entitled to receive upon such liquidation, minus the total amount the holder of the Series C preferred stock and its affiliates were otherwise entitled to receive in respect to any other shares of common stock (or securities convertible into or exercisable for common stock) it owned at such time or (2) the preferred liquidation value of $1.00 per share. Any remaining funds after such payment to Series C preferred stockholders were to be distributed first to Series B preferred stockholders and then to common stockholders. Series C preferred stock had several voting preferences, including the ability to elect a majority of the directors of the Predecessor’s board as well as the ability to vote with Class A common stockholders in a ratio that gave the Series C preferred stockholders 51 percent of the votes.

The holders of shares of Series C preferred stock were entitled to receive mandatory cumulative dividends at a rate of 25 percent of the purchase price per share per annum. These dividends accrued for only 120 days. These dividends were paid in additional shares of Series C preferred stock with a liquidation preference equal to the dividend amount which resulted in an additional 42,418 shares being issued.

Series D

As of December 30, 2012, the Predecessor had authorized 9,000 shares of nonvoting, $.01 par value, Series D preferred stock, of which 8,598 shares were issued and held by American Capital and its affiliates.

F-36

Notes to Consolidated Financial Statements

In the event of liquidation, holders of Series D preferred stock were entitled to receive in cash, prior to any distribution to common stockholders or holders of Series B or C preferred stock, the preferred liquidation value of $1,000 per share or $8,598,000. Any remaining funds after such payment to Series D preferred stockholders would have been distributed first to Series C preferred stockholders, then to Series B preferred stockholders, and then to common stockholders.

The holders of shares of Series D preferred stock were entitled to receive mandatory cumulative dividends at a rate of 25 percent per annum of the liquidating preference. Dividends were, to the extent declared by the board of directors of the Predecessor, to be paid quarterly, commencing on October 1, 2009. Dividends not declared and paid accumulated and compounded on an annual basis until such a time as such dividends were paid. As of December 30, 2012, no dividends had been declared and the cumulative, unpaid dividends were $10,946,754.

Predecessor - Warrants

In connection with a recapitalization of the Predecessor during 2005, warrants to purchase 6,350 additional shares of Class B common stock were issued to American Capital and its affiliates and 6,350 shares of Class B common stock were reserved for this purpose. The warrants were exercisable at the fair value of one share of Class B common stock at the exercise date. The stock purchase warrants were classified as equity at their carrying value of $1,486,520 as of December 30, 2012.

In connection with an amendment to a note purchase agreement dated June 30, 2006, a contingent warrant to purchase outstanding shares of Class B common stock equal to 7.5 percent of the fully diluted outstanding shares of common stock at December 31, 2006 was issued to the holders of preferred stock. The exercise price of the warrants was $.01 per share.

Note 9 – Temporary Equity

As described in Note 8, the Successor’s 471,800 shares issued to the subordinated lender include features for the shares to be redeemed at their fair value on the sixth or seventh anniversary of the purchase or when the founders group no longer owns 75 percent of the shares originally purchased. These shares are accounted for as temporary equity due to the redemption feature being outside of the Successor’s control. These shares have been recorded initially using their net proceeds and will be adjusted to their redemption value each period using a ratable allocation based on the Successor’s estimate of the redemption date and fair value of the shares. The Successor will accrete the redemption value of these shares over the estimated redemption period with any changes in estimates being accounted for prospectively. However, reductions in the redemption value will only be recorded to the extent of previously recorded increases. During the 2013 Successor period, the redemption value of the shares was estimated to be less than the initial net proceeds so no accretion was recorded.

As described in Note 8, the Successor’s 333,333 shares issued to the founder group are redeemable at $0.50 per share if the Successor is sold, liquidated or completes an initial public offering for less than $12 per share. These shares are accounted for as temporary equity due to the redemption feature being outside of the Successor’s control. These shares have been recorded initially using their proceeds of $0.50 per share and there will not be any accretion of these shares from this initial value because they are already recorded at their redemption value.

Note 10 - Stock Option Plan

The Successor’s board of directors approved a stock incentive plan (the “Plan”) in 2013. The Plan permits the Successor to grant 135,135 non statutory or incentive stock options to the employees, directors and consultants of the Successor. 135,135 shares of unissued common stock are required to be reserved for the Plan. The Successor’s board of directors has the authority to determine the participants to whom stock options shall be awarded as well as any restrictions to be placed upon the awards. The exercise price cannot be less than the fair value of the underlying shares at the time the stock options are issued and the maximum length of an award is ten years.

On July 17, 2013, the board of directors approved the issuance of 125,000 non statutory stock option awards to employees of the Successor with an exercise price of $10. These awards vest 20 percent on the grant date and an additional 20 percent on each of the first, second, third and fourth anniversaries thereafter. Vested awards can only be exercised while the participants are employed by the Successor. Upon termination, the Successor may repurchase the vested awards at their fair value (or their exercise price if terminated for cause) prior to their exercise.

The fair value of each option award is estimated on the grant date using a Black Scholes option valuation model that uses the weighted average assumptions noted in the following table. The expected volatility is based on the historical volatility of comparable companies. The Successor uses historical data to estimate option exercise and employee termination within the valuation model. The risk free rate for periods within the contractual life of the option is based on the United States Treasury yield curve in effect at the time of grant.

F-37

Notes to Consolidated Financial Statements

Expected volatility	34.00%
Dividend yield	0.00%
Expected term (in years)	4
Risk-free rate	0.96%

A summary of option activity under the Plan is presented below:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)
Outstanding at January 14, 2013	-	-	-
Granted	125,000	$10.00	10
Exercised	-	-	-
Forfeited or expired	-	-	-
Outstanding at December 29, 2013	125,000	$10.00	9.55
Vested and exercisable at December 29, 2013	25,000	$10.00	9.55

The Successor recorded expenses of $25,195 in its consolidated statement of operations during the 2013 Successor period, as a component of sales, general and administrative expenses.

As of December 29, 2013, there was $61,255 of total unrecognized compensation cost related to nonvested stock option awards under the Plan. That cost is expected to be recognized over a weighted average period of 3.55 years.

Note 11 - Executive Incentive Compensation Plan

The Predecessor maintained an executive incentive compensation plan organized as a phantom stock plan covering only specific executives. The plan was able to issue 10 units with expired units being available to re grant and exercised units permanently retired. Each unit entitled the participant to receive 1 percent of the sum of excess enterprise value at the date of exercise over the enterprise value floor and the excess of the debt value ceiling at the date of exercise over the debt value. Enterprise value represented the face value of debt plus the fair value of stockholders’ equity and debt value represented the face value of debt. The ceiling and floor would be determined by the Predecessor upon the granting of each unit. Units expired 10 years after the grant date and were fully vested after five years, with vesting occurring 20 percent each grant date anniversary. Participants became fully vested upon a change of control of the Predecessor, and participants forfeited their unvested portion upon termination or forfeited their units in full upon termination for cause.

At December 30, 2012, the liability for vested units was $1,378,000 and the unrecognized liabilities for units issued but not yet vested were approximately $1,800,000. This represented an increase of $1,000,000 in the liability for the 2012 Predecessor year which was included in sales, general, and administrative expenses.

The Successor’s acquisition of the Predecessor during 2013 resulted in a change of control which caused all unvested units to vest in full. This resulted in a liability of $3,117,567 which was an increase of $1,739,567 during the 2013 Predecessor period which was included in sales, general, and administrative expenses. Substantially all of this liability was paid shortly after the acquisition.

F-38

Notes to Consolidated Financial Statements

Note 12 - Income Taxes

The components of the income tax provision included in the statements of operations are all attributable to continuing operations and are detailed as follows:

	Successor	Predecessor	Predecessor
	March 18, 2013 through December 29, 2013	December 31, 2012 through March 17, 2013	Year Ended December 30, 2012
Current federal income taxes	$699,982	$(511,309)	$1,660,643
Current state income taxes	40,540	(25,005)	78,836
Current foreign income taxes	120,030	68,429	179,781
Deferred income taxes	(574,711)	18,276	(220,506)
Total income tax expense	$285,841	$(449,609)	$1,698,754

Significant components of current and noncurrent deferred taxes are as follows:

	Successor	Predecessor
	As of December 29, 2013	As of December 30, 2012
Current deferred tax assets (liabilities):
Allowance for doubtful accounts	$187,560	$87,796
Inventories	11,399	48,772
Accrued payroll and benefits	773,980	-
Other	(60,663)	(9,307)
Net current deferred tax asset	912,276	127,261
Noncurrent deferred tax assets (liabilities):
Property, plant, and equipment	(3,399,285)	(323,106)
Goodwill and intangible assets	(3,859,231)	36,247
Accrued benefits	-	468,520
Other	20,691	0
Net noncurrent deferred tax asset (liability)	(7,237,825)	181,661
Net total deferred tax asset (liability)	$(6,325,549)	$308,922

The Company believes that it is more likely than not that all deferred tax assets will be realized and thus, believes that a valuation allowance is not required as of December 29, 2013 or December 30, 2012.

A reconciliation of taxes on income from continuing operations based on the statutory federal income tax rate to the provision for income taxes is as follows:

	Successor	Predecessor	Predecessor
	March 18, 2013 through December 29, 2013	December 31, 2012 through March 17, 2013	Year Ended December 30, 2012
Income tax expense, computed at 34% of pretax income	$183,010	$(547,266)	$1,650,848
State income taxes, net of federal benefit	(18,977)	(46,126)	68,371
Effect of foreign income taxes	20,147	5,499	13,249
Effect of permanent differences	101,661	164,422	20,552
Other	-	(26,138)	(54,265)
Total provision for income taxes	$285,841	$(449,609)	$1,698,754

Note 13 - Operating Leases

The Company leases office space, production facilities and equipment under operating leases with various expiration dates through the year 2020. The leases require the Company to pay taxes, insurance, utilities and maintenance costs. One of the leases provides for escalating rents over the life of the lease and rent expense is recognized over the term of the lease on a straight line basis, with the difference between lease payments and rent expense recorded as deferred rent in accrued expenses in the consolidated balance sheet. Total rent expense charged to operations was approximately $942,382, $253,798 and $1,131,831 for the 2013 Successor and Predecessor periods and the 2012 Predecessor year, respectively.

F-39

Notes to Consolidated Financial Statements

Future minimum lease payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year are as follows at December 29, 2013:

2014	$1,145,088
2015	1,041,806
2016	905,275
2017	863,472
2018	826,517
Thereafter	1,306,250
Total	$6,088,408

Note 14 - Retirement Plans

The Company maintains a defined contribution plan covering certain full time salaried employees. Employees can make elective contributions to the plan. The Company contributes 100 percent of an employee’s contribution up to the first 3 percent of each employee’s total compensation and 50 percent for the next 2 percent of each employee’s total compensation. In addition, the Company, at the discretion of the board of directors, may make additional contributions to the plan on behalf of the plan participants. The Company contributed $131,815, $49,572, and $144,406 for the 2013 Successor and Predecessor periods and the 2012 Predecessor year, respectively.

Note 15 - Related Party Transactions

Shareholders of both the Successor and Predecessor provided subordinated debt financing which is discussed further in Note 6. Interest charges were recognized in the amounts of $1,479,033, $90,288, and $856,613 for the 2013 Successor and Predecessor periods and the 2012 Predecessor year, respectively, related to the subordinated debt financing. Accrued interest of $167,285 and $269,865 was due to these subordinated lenders at December 29, 2013 and December 30, 2012, respectively.

Effective March 18, 2013, the Successor is under a five year management agreement with a firm related to several shareholders. The agreement requires annual management fees of $300,000 and additional fees for assistance provided with acquisitions. The Successor incurred management fees of $225,000 for the 2013 Successor period. During the 2013 Successor period, the Successor incurred fees related to the acquisitions of Unique Fabricating and PTI of $1,769,955 of which $39,955 represents the value of warrants provided in exchange for services. The Successor allocates these fees to the services provided based on their relative fair values. Therefore, $621,786 of the fees were included as debt issuance costs and $965,000 were considered expenses of issuing common stock while the remainder were expensed as transaction costs. This agreement and the related charges are subordinated to both the senior credit facility and the subordinated debt.

Note 16 - Fair Value Measurements

Financial instruments consist of cash equivalents, accounts receivable, accounts payable and debt. The carrying amount of all significant financial instruments approximates fair value due to either the short maturity or the existence of variable interest rates that approximate prevailing market rates.

Accounting standards require certain other items be reported at fair value in the financial statements and provides a framework for establishing that fair value. The framework for determining fair value is based on a hierarchy that prioritizes the valuation techniques and inputs used to measure fair value.

Fair values determined by Level 1 inputs use quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Fair values determined by Level 2 inputs use other inputs that are observable, either directly or indirectly. Level 2 inputs may include quoted prices for similar items in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

F-40

Notes to Consolidated Financial Statements

Level 3 inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related item. Level 3 fair value measurements are based primarily on management’s own estimates using inputs such as pricing models, discounted cash flow methodologies or similar techniques taking into account the characteristics of the item.

In instances whereby inputs used to measure fair value fall into different levels of the fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Company’s assessment of the significance of particular inputs to these fair value measurements requires judgment and considers factors specific to each item.

The Successor measures its interest rate swap at fair value on a recurring basis based primarily on Level 2 inputs using an income model based on disparity between variance and fixed interest rates, the scheduled balance of principal outstanding, yield curves and other information readily available in the market.

The Successor measures its temporary equity at its fair value on a recurring basis which is principally based on the value of the Successor’s stock (See Note 9 for additional information). The Successor has determined that the majority of the inputs used to value its stock are Level 3 inputs. These inputs include historical or current equity transactions, comparable public company valuations, third party valuations and other relevant factors.

Note 17 - Contingencies

The Company is engaged from time to time in legal matters and proceedings arising out of its normal course of business. The Company establishes a liability related to its legal proceedings and claims when it has determined that it is probable that the Company has incurred a liability and the related amount can be reasonably estimated. If the Company determines that an obligation is reasonably possible, the Company will, if material, disclose the nature of the loss contingency and the estimated range of possible loss, or include a statement that no estimate of loss can be made. While uncertainties are inherent in the final outcome of such matters, the Company believes that there are no pending proceedings in which the Company is currently involved that will have a material effect on its financial position, results of operations or cash flow.

Note 18 – Earnings Per Share

Basic earnings per share is computed by dividing the net income (loss) by the weighted-average number of shares outstanding during the period. Diluted earnings per share is computed giving effect to all potentially weighted average dilutive shares including options and warrants. The dilutive effect of outstanding awards, if any, is reflected in diluted earnings per share by application of the treasury stock method.

The following table sets forth the computation of basic and diluted earnings per share.

	Successor	Predecessor	Predecessor
	March 18, 2013 through December 29, 2013	December 31, 2012 through March 17, 2013	Year Ended December 30, 2012
Basic earnings per share calculation:
Net income (loss)	$252,214	$(1,159,998)	$3,156,682
Preferred stock dividends	-	(132,574)	(597,207)
Net income (loss) attributable to common stockholders	$252,214	$(1,292,572)	$2,559,475
Weighted average common shares outstanding	1,688,974	39,000	39,000
Net income (loss) per share-basic	$0.15	$(33.14)	$65.63

Diluted earnings per share calculation:
Net income (loss) attributable to common stockholders	$252,214	$(1,292,572)	$2,559,475
Weighted average common shares outstanding	1,688,974	39,000	39,000
Effect of dilutive securities:
Stock Options (1)	-	-	-
Warrants (1) (2)	-	-	9,751
Diluted weighted average common shares outstanding	1,688,974	48,751	48,751
Net income (loss) per share-diluted	$0.15	$(33.14)	$52.50

F-41

Notes to Consolidated Financial Statements

(1)	Options to purchase 125,000 shares of common stock during the 2013 Successor period and warrants to purchase 46,400 shares of common stock during the 2013 Successor period were outstanding but were not included in the computation of diluted earnings per share because the effect would have been anti-dilutive as a result of the securities being “out of the money” with a strike price greater than the average fair market value during the period presented.

(2)	Warrants to purchase 9,751 shares of common stock during the 2013 Predecessor period were outstanding but were not included in the computation of diluted earnings per share given the net loss for the 2013 Predecessor period.

Note 19 - Subsequent Event

On February 6, 2014, the Company, through a newly created subsidiary, Unique Chardan, Inc., acquired substantially all of the assets of Chardan Corporation (Chardan) for total consideration of $2,816,911, after all adjustments described below. The consideration was in the form of $2,316,911 of cash and a $500,000 note payable to the former owner. The note is due in a lump sum on February 6, 2019, with interest payable monthly at an annual rate of six percent and is subordinated to both the senior credit facility and the subordinated debt. The purchase agreement includes a potential purchase price adjustment provision based on the actual working capital acquired on the day of closing as compared to what was originally estimated at closing. Any difference between these two amounts will become an adjustment to the cash consideration. Subsequent to the closing date, the Company paid the seller $116,911 for the working capital adjustment. This acquisition was financed through existing debt facilities without the need for further revisions to any debt or equity agreements. The Company incurred costs of approximately $171,000 related to the acquisition of Chardan. The Company represented a significant majority of Chardan Corporation’s revenue prior to the acquisition so the acquisition allows the Company to reduce its costs through supply chain integration as well as strengthen its thermo forming capabilities.

In connection with the business combination, Chardan terminated the lease it had with an affiliated entity for its operating facility and the Company entered into a new lease for the same facility. The terms of the Company’s lease provide for monthly rental payments of $11,000 for five years beginning on February 6, 2014.

The following table summarizes the preliminary acquisition date fair values of the assets acquired and liabilities assumed:

Accounts receivable	$585,914
Inventory	250,472
Deferred tax assets	236,263
Other current assets	1,597
Property, plant, and equipment	417,305
Identifiable intangible assets	965,478
Accounts payable and accrued liabilities	(94,830)
Total identifiable net assets	2,362,199
Identifiable intangible assets and goodwill	454,712
Total	$2,816,911

The fair value of accounts receivable from the acquisition includes $497,075 that was previously due from the Company and the remaining balance is expected to be collectible in full.

The goodwill arising from the acquisition consists largely of the Chardan’s reputation, trained employees, and other unique features that cannot be associated with a specific identifiable asset. Of the total amount of goodwill recognized, $866,647 is expected to be deductible for tax purposes.

F-42

PrescoTech Holdings, Inc. and Subsidiaries

Consolidated Balance Sheets (Unaudited)

	September 30, 2013	December 31, 2012

Assets

Current Assets
Cash and cash equivalents	$114,391	$64,645
Accounts receivables, net	2,908,713	2,507,739
Inventories	2,701,116	2,722,007
Prepaid expenses	137,050	119,790

Total Current Assets	5,861,270	5,414,181

Property and Equipment, net	5,683,086	5,777,988

Other Assets	26,370	42,210

Total Assets	$11,570,726	$11,234,379

Liabilities and Stockholders’ Equity

Current Liabilities
Checks written in excess of cash on deposit	-	-
Accounts payable	1,490,368	1,499,783
Accrued expenses	690,708	627,025
Current portion of long-term debt	3,244,878	352,410

Total Current Liabilities	5,425,954	2,479,218

Long-term Liabilities
Long-term debt, less current portion	3,026,360	6,268,515

Total Liabilities	8,452,314	8,747,733

Stockholders’ Equity
Common stock, one cent par value; 1,000 shares authorized; 200 shares issued and outstanding	2	2
Additional paid-in capital	256,138	256,136
Retained earnings	2,862,272	2,230,508

Total Stockholders’ Equity	3,118,412	2,486,646

Total Liabilities and Stockholders’ Equity	$11,570,726	$11,234,379

F-43

Consolidated Statements of Income (Unaudited)

	Nine Months Ended September 30,
	2013	2012

Sales	$20,999,720	$19,651,514

Cost of Sales	16,158,741	15,410,880

Gross profit	4,840,976	4,240,634

Expenses
Selling	1,538,585	1,527,445
General and administrative	1,488,998	1,357,472

Total Expenses	3,027,583	2,884,917

Income From Operations	1,813,393	1,355,717

Interest Expense	243,479	281,028

Income Before Income Taxes	1,569,914	1,074,689

Provision for State and Local Income Taxes	70,230	57,079

Net Income	$1,499,684	$1,017,610

F-44

Consolidated Statement of Cash Flows (Unaudited)

	Nine Months Ended September 30,
	2013	2012
Cash Flows From Operating Activities
Net income	$1,499,684	$1,017,610
Adjustments to reconcile net income to net cash provided by operating activities:
Change in allowance for doubtful accounts	(13,738)	870
Depreciation and amortization	372,924	360,871
Loss on disposal of equipment
Changes in operating assets and liabilities
Accounts receivable	(387,235)	(854,094)
Inventories	20,891	(867,283)
Prepaid expenses	(17,260)	(32,934)
Other assets	15,840	15,840
Accounts payable	(9,416)	406,383
Accrued expenses	63,683	111,048
Net Cash Provided by Operating Activities	1,545,373	158,311
Cash Flows From Investing Activities
Purchase of property and equipment	(277,732)	(91,384)
Proceeds from sale of property and equipment	-	-
Net Cash Used in Investing Activities	(277,732)	(91,384)

Cash Flows From Financing Activities
Net proceeds from line of credit	(55,808)	1,016,296
Payments on other long-term debt	(294,167)	(534,675)
Dividends paid	(867,920)	(478,392)
Net Cash Used in (provided by) Financing Activities	(1,217,895)	3,229

Net Change in Cash and Cash Equivalents	49,746	70,156

Cash and Cash Equivalents - beginning of period	64,645	(159,387)

Cash and Cash Equivalents - end of period	$114,391	$(89,231)

Supplemental Cash Flow Disclosures
Cash payments for interest	$243,479	$279,380
Cash payments for income taxes	$73,440	$43,440

F-45

Notes to Consolidated Financial Statements (Unaudited)

Note A—Organization and Nature of Operations

PrescoTech Holdings, Inc. (the “Company”) was formed in November 2006 and acquired PrescoTech Industries, Inc. effective January 2, 2007. PrescoTech Industries, Inc. (a wholly-owned subsidiary of the Company), formed in January 1993, fabricates and sells non-metallic products to manufacturers of consumer products. The Company operates plants located in Louisville, Kentucky; Evansville, Indiana; Fort Smith, Arkansas; and Murfreesboro, Tennessee. PrescoTech Real Estate Holdings, LLC (a wholly-owned subsidiary of PrescoTech Industries, Inc.) was formed in November 2006 to acquire, develop and hold certain parcels of real property, which are leased to the Company.

Note B—Summary of Significant Accounting Policies

Principles of Consolidation—The accompanying consolidated financial statements include the accounts of PrescoTech Holdings, Inc. and its wholly-owned subsidiaries, PrescoTech Industries, Inc. and PrescoTech Real Estate Holdings, LLC. All significant intercompany balances and transactions have been eliminated.

Cash and Cash Equivalents—The Company considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents. At certain times during the year, these deposits may exceed federal insured limits.

Accounts Receivable, Net—Generally, sales and accounts receivable are recorded when products are shipped and risk of loss has transferred to the customer. Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in their existing accounts receivable. The Company determines the allowance based on historical write-off experience and as a percentage of past due balances over 90 days. Amounts are considered past due based upon contractual and invoice terms. Account balances are charged off against the allowance when they believe it is probable the receivable will not be recovered. The allowance for doubtful accounts was $8,738 and $22,475 as of September 30, 2013 and December 31, 2012, respectively.

Inventories—Inventories are stated at the lower of standard cost, which approximates actual cost on a first-in, first-out basis, or market.

Property and Equipment—Property and equipment are recorded at cost. Expenditures for major renewals and improvements, which extend the original estimated economic useful lives of the applicable assets, are capitalized. Expenditures for normal repairs and maintenance are charged to expense as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the assets (ranging from 5 to 31.5 years).

Self-Insurance—The Company is primarily self-insured for health insurance costs, with losses insured in excess of a maximum amount on a per claim basis. The self-insurance liability is based on claims filed and an estimate of claims incurred but not yet reported.

Income Taxes—The stockholders of the Company have elected S Corporation status under the Internal Revenue Code. This election allows the income of the company for federal income tax purposes, to be taxed at the stockholder level. Accordingly, no provision has been made in the accompanying financial statements for any federal income tax. However, the Company’s consolidated financial statements do include a state and local tax provision as the Company is taxed on its taxable income under state and local taxes.

The Company’s open audit periods are 2009 through 2012. In evaluating the Company’s tax provisions and accruals future taxable income, and the reversal of temporary differences, interpretations, and tax planning strategies are considered. The Company believes their estimates are appropriate based on current facts and circumstances.

Certain transactions of the Company may be subject to accounting methods for federal income tax purposes which differ significantly from the accounting methods used in preparing the consolidated financial statements in accordance with generally accepted accounting principles. Accordingly, the net income of the Company reported for federal income tax purposes may differ from net income in these consolidated financial statements.

Uncertain Tax Positions—Accounting standards prescribe a comprehensive model for how an entity should measure, recognize, present, and disclose in its consolidated financial statements uncertain tax positions that the Company has taken or expects to take on a tax return. The Company recognizes the tax benefits from uncertain tax positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements from such positions are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. It is the Company’s policy to expense any interest and penalties associated with uncertain income tax positions in the year that the tax position is taken on the tax return.

F-46

Notes to Consolidated Financial Statements (Unaudited)

For the three and nine month periods ended September 30, 2013 and 2012, the Company determined it did not have any material uncertain tax positions and the Company did not incur or accrue any associated interest or penalties related to those positions.

Shipping and Handling Costs—The Company reports shipping and handling fees charged to customers as part of revenue and the associated expense as part of selling expenses. Shipping and handling cost for the nine months ended September 30, 2013 and 2012 was $147,201 and $244,728 respectively.

Fair Value of Financial Instruments—The carrying values of the Company’s current assets, current liabilities, and debt approximate fair value.

Use of Estimates—The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Note C—Inventories

Inventories include:

	September 30, 2013	December 31, 2012

Raw materials	$1,091,571	$990,322
Work-in-process	13,329	5,326
Finished goods	1,596,216	1,726,359
Total inventory	$2,701,116	$2,722,007

Note D—Property and Equipment, Net

Property and equipment includes:

	September 30, 2013	December 31, 2012

Land	$371,260	$371,260
Buildings and improvements	4,960,645	4,940,507
Machinery and equipment	3,254,154	3,005,532
Office furniture and equipment	133,196	124,224
Transportation equipment	25,286	25,286
Total cost	8,744,541	8,466,809
Less accumulated depreciation and amortization	(3,061,455)	(2,688,821)
Net property and equipment	$5,683,086	$5,777,988

Note E—Debt

The Company has a revolving line of credit that provides for borrowings up to $4,000,000 and requires monthly payments of interest at LIBOR plus 2.75%. Amounts outstanding under the revolving line of credit are generally limited to 80% of eligible accounts receivable and 50% of eligible inventories, as defined in the credit agreement. Total additional availability under the agreement was approximately $645,303 and at September 30, 2013. The line of credit expires January 15, 2014. There were outstanding borrowings on this line of credit of $2,996,618 and $3,052,138 as of September 30, 2013 and December 31, 2012, respectively.

F-47

Notes to Consolidated Financial Statements (Unaudited)

Long-term debt includes:

	September 30, 2013	December 31, 2012

Line of credit payable to a bank; interest payments are due monthly; collateralized by accounts receivable and inventory; the line matures on January 15, 2014; interest rate at September 30, 2013 was 2.95%	$2,996,618	$3,052,138

Mortgage note payable to an insurance company in monthly installments of $18,521 including interest at 6.24%,with a final payment of all principal and interest due on January 1, 2015; collateralized by real estate in Louisville, Kentucky and Evansville, Indiana with a net book value of approximately $1,730,038 at September 30, 2013	1,802,536	1,882,770

Mortgage note payable to an insurance company in monthly installments of $14,663 including interest at 6.25%, with a final payment of all principal and interest due on January 1, 2015; collateralized by real estate in Murfreesboro, Tennessee with a net book value of approximately $1,533,918 at September 30, 2013	1,427,008	1,490,526

Term note payable to bank with monthly payments of $19,940 including interest at 4.25% with final payment of all principal and interest due January 2013; collateralized by machinery		19,940

Note payable to former owner of Fort Smith, Arkansas facility in monthly installments of $5,904 including interest at 8%, with a final payment of all principal and interest due June 2014; collateralized by Fort Smith real property	45,076	94,508

Note payable to bank with monthly payments of $2,668 including interest at 3.25% with a final payment of all principal and interest due April 2013; collateralized by a custom built laminator	-	10,501

Note payable to bank with monthly payments of $2,205 including interest at 3.25% with a final payment of all principal and interest due September 2013; collateralized by a die-cutting press	-	19,217

Note payable to bank with monthly payments of $3,666 including interest at 4.0027% with final payment of all principal and interest due February 2014; collateralized by certain equipment Term	-	51,325

Note payable to bank with monthly payments of $9,755 including interest at 6.95% with final payment of all principal and interest due December 2012; collateralized by Fort Smith real property	-	-

Total debt	6,271,238	6,620,925
Less current maturities	(3,244,878)	(352,410)

Long-term debt - Less current maturities	$3,026,360	$6,268,515

The amounts of all debt to be repaid for the periods following September 30, 2013 are as follows:

2013	$65,575
2014	3,231,131
2015	2,974,532

$6,271,238

The revolving line of credit and the term notes with the bank contains restrictive covenants requiring, among other things, timely reporting of financial statements and maintenance of certain financial ratios and minimum tangible net worth. At September 30, 2013, the Company was in compliance with all debt covenants.

F-48

Notes to Consolidated Financial Statements (Unaudited)

Note F—Leases

The Company leases certain manufacturing, transportation and computer equipment under operating leases. Generally, the leases provide for renewal for various periods at stipulated rates, and expire through 2014. At September 30, 2013, approximate minimum rental commitments under non-cancelable operating leases are as follows:

2013	$19,976
2014	57,566
2015	34,263
2016	34,263

Operating lease expense was $77,764 and $93,605 for the nine months ended September 30, 2013 and 2012, respectively.

Note G—Employee Benefit Plans

The Company sponsors a defined contribution plan which covers substantially all union and non-union employees. The plan document allows the Company to make a matching contribution equal to 50% of the first 6% of each participant’s salary deferral. Annually at the discretion of management, a base contribution equal to 1% of each participant’s eligible compensation can also be made.

Company contributions to the plan were $35,831 and $0 for the nine months ended September 30, 2013 and 2012, respectively.

Note H—Commitments and Contingencies

The Company is subject to certain claims arising in the ordinary course of business. In the opinion of management, the disposition of these claims will not have a material adverse effect on the financial position, results of operations or cash flows of the Company.

Note I—Concentrations

The Company sells its products to over 300 customers who are primarily engaged in the manufacturing of consumer products and are located throughout the United States. The Company generally does not require collateral for credit sales.

Sales to five customers in 2013 represented 55.7% of total sales and accounts receivable from these five customers represented 42% of total accounts receivable at September 30, 2013. Sales to five customers in 2012 represented 51.1% of total sales and accounts receivable from these five customers represented 18.3% of total accounts receivable at September 30, 2012.

Purchases from three suppliers represented 17% and 19% of total purchases for the nine months ended September 2013 and 2012, respectively.

Approximately 18% of the Company’s labor force is subject to a collective bargaining agreement which expires on January 31, 2016.

Note J—Subsequent Events

On December 18, 2013, the Company sold the majority of its assets to Unique Fabricating for approximately $16.4 million. In conjunction with this transaction, all debt of the Company was paid in full.

F-49

Supplemental Schedules

F-50

Consolidated Net Sales and Cost of Sales (Unaudited)

	Nine Months Ended September 30,
	2013	2012

Net Sales
Plant	$18,499,973	$17,293,977
Warehouse	2,661,730	2,496,799
Direct	34,151	24,131
Less discounts allowed	(196,134)	(163,393)

Total Net Sales	20,999,720	19,651,514

Direct Cost of Sales
Materials	11,669,474	10,714,909
Labor	720,662	792,060

Total Direct Cost of Sales	12,390,136	11,506,969

Overhead Costs
Freight	598,766	630,968
Fringe benefits and payroll taxes	631,973	560,143
Indirect labor	378,041	506,285
Salaries – supervision	542,013	500,103
Depreciation	256,912	244,044
Salaries – clerical	206,286	233,945
Indirect labor – core and overtime	336,244	301,906
Repairs and maintenance	133,130	123,865
Insurance	180,385	146,693
Utilities	181,238	174,081
Scrap	69,415	50,423
Trash	89,488	97,748
Supplies	92,077	80,312
Real estate taxes	85,297	73,267
Other	(12,360)	180,128

Total Overhead Costs	3,768,605	3,903,911

Total Cost of Sales	$16,158,741	$15,410,880

F-51

Consolidated Selling, General and Administrative Expenses (Unaudited)

	Nine Months Ended September 30,
	2013	2012

Selling Expenses
Commissions	$206,284	$196,140
Fringe benefits and payroll taxes	180,682	170,336
Salaries	533,312	521,244
Salaries – clerical	136,298	104,675
Truck expense	101,739	109,737
Travel	43,206	51,359
Freight	147,201	244,728
Insurance	33,142	24,954
Telephone	11,645	10,804
Outside labor and commissions	42,892	31,770
Space allocation	14,189	14,189
Depreciation	2,468	2,278
Other	85,527	45,241

Total Selling Expenses	1,538,585	1,527,455

General and Administrative Expenses
Salaries	540,967	525,227
Salaries – clerical	143,517	139,681
Data processing	59,872	63,381
Fringe benefits and payroll taxes	219,944	170,878
Supplies	43,897	41,074
Legal and professional	79,275	71,644
Space allocation	32,023	32,023
Travel and entertainment	39,679	28,647
Insurance	20,552	18,769
Telephone	36,773	33,068
Depreciation	113,844	114,549
Other	158,655	118,521

Total General and Administrative Expenses	$1,488,998	$1,357,462

F-52

Consolidated Financial Statements
and Supplemental Schedules

PrescoTech Holdings, Inc. and Subsidiaries

December 31, 2012 and 2011

F-53

Independent Auditors’ Report

Board of Directors and Stockholders
PrescoTech Holdings, Inc.
Louisville, Kentucky

We have audited the accompanying consolidated financial statements of PrescoTech Holdings, Inc. and Subsidiaries (the “Company”) which comprise the balance sheets as of December 31, 2012 and 2011, and the related consolidated statements of income, stockholders’ equity and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2012 and 2011, and the results of their operations and cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the consolidated financial statements taken as a whole. The supplemental schedules on pages 14 and 15 are presented for purposes of additional analysis and are not a required part of the consolidated financial statements. Such information has been subjected to the auditing procedures applied in the audit of the consolidated financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the consolidated financial statements taken as a whole.

/s/ Strothman & Company PSC

Louisville, Kentucky

March 12, 2013

F-54

Consolidated Balance Sheets

PrescoTech Holdings, Inc. and Subsidiaries

	December 31,
	2012	2011
Assets

Current Assets
Cash and cash equivalents	$64,645	$-
Accounts receivables, net	2,507,739	2,267,419
Inventories	2,722,007	1,918,749
Prepaid expenses	119,790	108,589

Total Current Assets	5,414,181	4,294,757

Property and Equipment, Net	5,777,988	6,125,502

Other Assets	42,210	89,467

Total Assets	$11,234,379	$10,509,726

Liabilities and Stockholders’ Equity

Current Liabilities
Checks written in excess of cash on deposit	$-	$159,387
Accounts payable	1,499,783	1,375,030
Accrued expenses	627,025	508,513
Current portion of long-term debt	352,410	710,497

Total Current Liabilities	2,479,218	2,753,427

Long-Term Liabilities
Long-term debt, less current portion	6,268,515	5,821,827

Total Liabilities	8,747,733	8,575,254

Stockholders’ Equity
Common Stock, one cent par value; 1,000 shares authorized; 200 shares issued and outstanding	2	2
Additional paid-in capital	256,136	256,136
Retained earnings	2,230,508	1,678,334

Total Stockholders’ Equity	2,486,646	1,934,472

Total Liabilities and Stockholders’ Equity	$11,234,379	$10,509,726

See Notes to Consolidated Financial Statements

F-55

Consolidated Statements of Income

PrescoTech Holdings, Inc. and Subsidiaries

	Years Ended December 31,
	2012	2011

Sales	$26,347,360	$22,850,239

Cost of Sales	20,682,215	18,079,640

Gross Profit	5,665,145	4,770,599

Expenses
Selling	2,025,800	1,819,828
General and administrative	1,896,693	1,828,883

Total Expenses	3,922,493	3,648,711

Income From Operations	1,742,652	1,121,888

Interest Expense	366,708	400,834

Income Before Income Taxes	1,375,944	721,054

Provision for State and Local Income Taxes	65,040	44,317

Net Income	$1,310,904	$676,737

See Notes to Consolidated Financial Statements

F-56

Consolidated Statements of Stockholders’ Equity

PrescoTech Holdings, Inc. and Subsidiaries

Years Ended December 31, 2012 and 2011

			Additional
	Common Stock		Paid-in	Retained
	Shares	Amount	Capital	Earnings	Total

Balances, January 1, 2011	200	$2	$256,136	$1,300,897	$1,557,035

Net income				676,737	676,737

Dividends				(299,300)	(299,300)

Balances, December 31, 2011	200	2	256,136	1,678,334	1,934,472

Net income				1,310,904	1,310,904

Dividends				(758,730)	(758,730)

Balances, December 31, 2012	200	$2	$256,136	$2,230,508	$2,486,646

See Notes to Consolidated Financial Statements

F-57

Consolidated Statements of Cash Flows

PrescoTech Holdings, Inc. and Subsidiaries

	Years Ended December 31,
	2012	2011
Operating Activities
Net income	$1,310,904	$676,737
Adjustments to reconcile net income to net cash provided by operating activities
Change in allowance for doubtful accounts	4,155	6,444
Depreciation and amortization	507,803	508,639
Loss (gain) on disposal of equipment	(1,546)	102
Changes in operating assets and liabilities
Accounts receivable	(244,475)	(726,339)
Inventories	(803,258)	(33,981)
Prepaid expenses	(11,201)	(6,901)
Other assets	26,137	(9,113)
Accounts payable	124,753	454,909
Accrued expenses	118,512	15,142
Net Cash Provided By Operating Activities	1,031,784	885,639

Investing Activities
Purchase of property and equipment	(139,423)	(79,460)
Proceeds from sale of property and equipment	1,800	-
Net Cash Used In Investing Activities	(137,623)	(79,460)

Financing Activities
Checks written in excess of cash on deposit	(159,387)	(40,754)
Net proceeds from line of credit	793,591	229,815
Payments on other long-term debt	(704,990)	(695,940)
Dividends paid	(758,730)	(299,300)
Net Cash Used In Financing Activities	(829,516)	(806,179)

Net Change in Cash and Cash Equivalents	64,645	-

Cash and Cash Equivalents - Beginning of Year	-	-

Cash and Cash Equivalents - End of Year	$64,645	$-

Supplemental Cash Flow Disclosures
Cash payments for interest	$331,235	$379,168
Cash payments for income taxes	$48,454	$27,943

See Notes to Consolidated Financial Statements

F-58

Notes to Consolidated Financial Statements

PrescoTech Holdings, Inc. and Subsidiaries

December 31, 2012 and 2011

Note A—Organization and Nature of Operations

PrescoTech Holdings, Inc. (the “Company”) was formed in November 2006 and acquired Prescotech Industries, Inc. effective January 2, 2007. Prescotech Industries, Inc. (a wholly-owned subsidiary of the Company), formed in January 1993, fabricates and sells non-metallic products to manufacturers of consumer products. The Company operates plants located in Louisville, Kentucky; Evansville, Indiana; Fort Smith, Arkansas; and Murfreesboro, Tennessee. Prescotech Real Estate Holdings, LLC (a wholly-owned subsidiary of Prescotech Industries, Inc.) was formed in November 2006 to acquire, develop and hold certain parcels of real property, which are leased to the Company.

Note B—Summary of Significant Accounting Policies

Principles of Consolidation—The accompanying consolidated financial statements include the accounts of PrescoTech Holdings, Inc. and its wholly-owned subsidiaries, Prescotech Industries, Inc. and Prescotech Real Estate Holdings, LLC. All significant intercompany balances and transactions have been eliminated.

Cash and Cash Equivalents—The Company considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents. At certain times during the year, these deposits may exceed federal insured limits.

Accounts Receivable, Net—Generally, sales and accounts receivable are recorded when products are shipped and risk of loss has transferred to the customer. Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in their existing accounts receivable. The Company determines the allowance based on historical write-off experience and as a percentage of past due balances over 90 days. Amounts are considered past due based upon contractual and invoice terms. Account balances are charged off against the allowance when they believe it is probable the receivable will not be recovered. The allowance for doubtful accounts at December 31, 2012 and 2011 was $22,475 and $18,321, respectively.

Inventories—Inventories are stated at the lower of standard cost, which approximates actual cost on a first-in, first-out basis, or market.

Property and Equipment—Property and equipment are recorded at cost. Expenditures for major renewals and improvements, which extend the original estimated economic useful lives of the applicable assets, are capitalized. Expenditures for normal repairs and maintenance are charged to expense as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the assets (ranging from 5 to 31.5 years).

Self-Insurance—The Company is primarily self-insured for health insurance costs, with losses insured in excess of a maximum amount on a per claim basis. The self-insurance liability is based on claims filed and an estimate of claims incurred but not yet reported.

Income Taxes—The stockholders of the Company have elected S Corporation status under the Internal Revenue Code. This election allows the income of the company for federal income tax purposes, to be taxed at the stockholder level. Accordingly, no provision has been made in the accompanying financial statements for any federal income tax. However, the Company’s consolidated financial statements do include a state and local tax provision as the Company is taxed on its taxable income under state and local taxes.

The Company’s open audit periods are 2009 through 2012. In evaluating the Company’s tax provisions and accruals future taxable income, and the reversal of temporary differences, interpretations, and tax planning strategies are considered. The Company believes their estimates are appropriate based on current facts and circumstances.

Certain transactions of the Company may be subject to accounting methods for federal income tax purposes which differ significantly from the accounting methods used in preparing the consolidated financial statements in accordance with generally accepted accounting principles. Accordingly, the net income of the Company reported for federal income tax purposes may differ from net income in these consolidated financial statements.

F-59

Notes to Consolidated Financial Statements

Uncertain Tax Positions—Accounting standards prescribe a comprehensive model for how an entity should measure, recognize, present, and disclose in its consolidated financial statements uncertain tax positions that the Company has taken or expects to take on a tax return. The Company recognizes the tax benefits from uncertain tax positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements from such positions are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. It is the Company’s policy to expense any interest and penalties associated with uncertain income tax positions in the year that the tax position is taken on the tax return.

For the years ended December 31, 2012 and 2011, the Company determined it did not have any material uncertain tax positions and the Company did not incur or accrue any associated interest or penalties related to those positions.

Shipping and Handling Costs—The Company reports shipping and handling fees charged to customers as part of revenue and the associated expense as part of selling expenses. Shipping and handling cost for December 31, 2012 and 2011 was $313,940 and $183,032, respectively.

Fair Value of Financial Instruments—The carrying values of the Company’s current assets, current liabilities, and debt approximate fair value.

Use of Estimates—The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Subsequent Events—In preparing these consolidated financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through March 12, 2013, the date the consolidated financial statements were available to be issued.

Note C—Inventories

Inventories include:

	December 31,
	2012	2011

Raw Materials	$990.322	797,436
Work-in-process	5,326	6,715
Finished goods	1,726,359	1,114,598
Total inventory	$2,722,007	$1,918,749

F-60

Notes to Consolidated Financial Statements

Note D—Property and Equipment, Net

Property and equipment includes:

	December 31,
	2012	2011

Land	$371,260	$371,260
Buildings and improvements	4,940,507	4,940,507
Machinery and equipment	3,005,532	2,873,184
Office furniture and equipment	124,224	124,224
Transportation equipment	25,286	24,484
Total cost	8,466,809	8,333,659
Less accumulated depreciation and amortization	(2,688,821)	(2,208,157)
Net property and equipment	$5,777,988	$6,125,502

Note E—Debt

The Company has a revolving line of credit that provides for borrowings up to $4,000,000 and requires monthly payments of interest at LIBOR plus 2.75%. Amounts outstanding under the revolving line of credit are generally limited to 80% of eligible accounts receivable and 50% of eligible inventories, as defined in the credit agreement. Total additional availability under the agreement was approximately $260,000 at December 31, 2012. The line of credit expires January 15, 2014. At December 31, 2012 and 2011, there were outstanding borrowings on this line of credit of $3,052,138 and $2,528,545, respectively.

F-61

Notes to Consolidated Financial Statements

Long-term debt includes:

	December 31,
	2012	2011

Line of credit payable to a bank; interest payments are due monthly; collateralized by accounts receivable and inventory; the line matures on January 15, 2014; interest rate at December 31 2012 was 2 95%	$3,052,138	$2,258,545

Mortgage note payable to an insurance company in monthly installments of $18,521 including interest at 6 24%, with a final payment of all principal and interest due on January 1 2015; collateralized by real estate in Louisville Kentucky and Evansville Indiana with a net book value of approximately $1,805,000 at December 31 2012	1,882,770	1,975,881

Mortgage note payable to an insurance company in monthly installments of $14,663 including interest at 6 25%, with a final payment of all principal and interest due on January 1. 2015; collateralized by real estate in Murfreesboro Tennessee with a net book value of approximately $1,629,000 at December 31, 2012	1,490,526	1,564,239

Term note payable to bank with monthly payments of $19,940 including interest at 4.25% with final payment of all principal and interest due January 2013 collateralized by machinery	19,940	259,217

Note payable to former owner of Fort Smith, Arkansas facility in monthly installments of $5,904 including interest at 8%, with a final payment of all principal and interest due June 2014; collateralized by Fort Smith real property	94,508	154,995

Note payable to bank with monthly payments of $2,668 including interest at 3.25%, with a final payment of all principal and interest due April 2013; collateralized by a custom built laminator	10,501	40,430

Note payable to bank with monthly payments of $2,205 including interest at 3.25%, with a final payment of all principal and interest due September 2013; collateralized by a die-cutting press	19,217	43,164

Note payable to bank with monthly payments of $3,666 including interest at 4.0027% with final payment of all principal and interest due February 2014; collateralized by certain equipment	51,325	95,319

Term note payable to bank with monthly payments of $9,755 including interest at 6.95%, with final payment of all principal and interest due December 2012; collateralized by Fort Smith real property	-	126,820

Term note payable to bank with monthly payments of $2,462 including interest at 8%, with a final payment of all principal and interest due June 2012; collateralized by equipment	-	13,714

Total Debt	6,620,925	6,532,324
Less current portion	(352,410)	(710,497)

Total Debt, Less Current Portion	$6,268,515	$5,821,827

The amounts of all debt to be repaid for the years following December 31, 2012 are as follows:

2013	$352,410
2014	3,293,983
2015	2,974,532

$6,620,925

F-62

Notes to Consolidated Financial Statements

The revolving line of credit and the term notes with the bank contains restrictive covenants requiring, among other things, timely reporting of financial statements and maintenance of certain financial ratios and minimum tangible net worth. At December 31, 2012, the Company was in compliance with all debt covenants.

Note F—Leases

The Company leases certain manufacturing, transportation and computer equipment under operating leases. Generally, the leases provide for renewal for various periods at stipulated rates, and expire through 2014. At December 31, 2012, approximate minimum rental commitments under non-cancelable operating leases are as follows:

2013	$80,000
2014	37,000
2015	1,000
2016	1,000

Operating lease expense was $178,140 in 2012 and $257,635 in 2011.

Note G—Employee Benefit Plans

The Company sponsors a defined contribution plan which covers substantially all union and non-union employees. The plan document allows the Company to make a matching contribution equal to 50% of the first 6% of each participant’s salary deferral. Annually at the discretion of management, a base contribution equal to 1% of each participant’s eligible compensation can also be made.

Company contributions to the plan were $635 and $22,328 for the years ended December 31, 2012 and 2011, respectively.

Note H—Commitments and Contingencies

The Company is subject to certain claims arising in the ordinary course of business. In the opinion of management, the disposition of these claims will not have a material adverse effect on the financial position, results of operations or cash flows of the Company.

Note I—Concentrations

The Company sells its products to over 300 customers who are primarily engaged in the manufacturing of consumer products and are located throughout the United States. The Company generally does not require collateral for credit sales.

Sales to five customers in 2012 represented 46% of total sales and accounts receivable from these five customers represented 22% of total accounts receivable at December 31, 2012. Sales to five customers in 2011 represented 48% of total sales and accounts receivable from these five customers represented 24% of total accounts receivable at December 31, 2011.

Purchases from three suppliers represented 24% and 28% of total purchases at December 31, 2012 and 2011.

Approximately 18% of the Company’s labor force is subject to a collective bargaining agreement which expires on January 31, 2016.

F-63

Supplemental Schedules

F-64

Consolidated Net Sales and Cost of Sales

PrescoTech Holdings, Inc. and Subsidiaries

	Years Ended December 31,
	2012	2011

Net Sales
Plant	$23,204,980	$20,722,660
Warehouse	3,337,146	2,296,009
Direct	34,082	44,252
Less discounts allowed	(228,848)	(212,682)

Total Net Sales	26,347,360	22,850,239

Direct Cost of Sales
Materials	14,131,009	12,989,534
Labor	1,057,305	768,717

Total Direct Cost of Sales	15,188,314	13,758,251

Overhead Costs
Freight	886,964	647,848
Fringe benefits and payroll taxes	829,055	729,008
Indirect labor	679,596	414,963
Salaries - supervision	719,708	596,936
Depreciation	343,297	304,540
Salaries - clerical	343,486	183,341
Indirect labor - core and overtime	443,179	345,984
Repairs and maintenance	181,762	127,655
Insurance	208,677	168,16^
Utilities	239,690	212,689
Scrap	99,718	53,074
Trash	131,629	142,874
Supplies	122,845	82,787
Real estate taxes	116,434	89,663
Other	147,861	221,864

Total Overhead Costs	5,493,901	4,321,389

Total Cost of Sales	$20,682,215	$18,079,640

F-65

Consolidated Selling, General and Administrative Expenses

PrescoTech Holdings, Inc. and Subsidiaries

	Years Ended December 31,
	2012	2011
Selling Expenses
Commissions	$268,398	$205,783
Fringe benefits and payroll taxes	225,098	248,941
Salaries	687,916	671,979
Salaries - clerical	141,729	188,644
Truck expense	148,060	140,666
Travel	70,494	61,405
Freight	313,940	183,032
Insurance	34,145	28,530
Telephone	13,931	14,804
Outside labor and commissions	49,804	20,158
Space allocation	18,919	18,919
Depreciation	3,446	8,033
Other	49,920	28,934

Total Selling Expenses	2,025,800	1,819,828

General and Administrative Expenses
Salaries	708,444	762,344
Salaries - clerical	190,291	180,225
Data processing	86,007	76,584
Fringe benefits and payroll taxes	259,912	200,667
Supplies	60,182	55,178
Legal and professional	106,101	76,238
Space allocation	42,698	42,698
Travel and entertainment	43,076	43,906
Insurance	24,572	24,602
Telephone	43,512	43,130
Depreciation	152,732	158,414
Other	179,166	164,897

Total General and Administrative Expenses	$1,896,693	$1,828,883

F-66

Independent Auditor’s Report

To the Board of Directors
Chardan Corp.

We have audited the accompanying consolidated financial statements of Chardan Corp. and its affiliate, which comprise the consolidated balance sheet as of December 31, 2013 and 2012, and the related consolidated statement of operations, statement of equity and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinions.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Chardan, Corp. and its affiliate as of December 31, 2013 and 2012, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

On February 6, 2014, Chardan, Corp. sold substantially all of its assets for a combination of cash and a note receivable. Due to the sale, Chardan, Corp. repaid its line of credit and long term debt in full and Chardan Properties, LLC terminated its lease with Chardan, Corp. and entered into a new lease with the acquirer. See Note 8 for additional information.

/s/ Plante & Moran, PLLC

Auburn Hills, MI

August 13, 2014

F-67

Chardan Corp.

Consolidated Balance Sheet

	December 31, 2013	December 31, 2012
Assets

Current Assets
Cash	$209,940	$88,083
Accounts receivable	597,513	424,791
Inventory (Note 2)	258,296	141,677
Prepaid expenses and other current assets	1,297	-
Total current assets	1,067,046	654,551
Property and Equipment (Note 3)	535,079	601,222
Other Assets:
Loans and advances to stockholder	10,000	10,000
Deposits	897	897
Debt issuance costs	2,362	3,029
Total assets	$1,615,384	$1,269,699
Liabilities and Equity

Current Liabilities
Trade accounts payable	$78,188	$93,850
Bank line of credit (Note 4)	-	73,420
Current portion of long-term debt (Note 4)	78,510	89,638
Billings in excess of pre-production costs	-	44,877
Accrued and other current liabilities:
Taxes payable	-	823
Accrued compensation	85,525	64,439
Other accrued liabilities	11,395	5,279
Total current liabilities	253,618	372,326
Long-term Debt (Note 4)	375,082	448,423
Equity	986,684	448,950
Total liabilities and equity	$1,615,384	$1,269,699

See Notes to Consolidated Financial Statements.

F-68

Consolidated Statement of Operations

	Year Ended
	December 31, 2013	December 31, 2012
Net Sales	$3,943,508	$3,016,489
Cost of Sales	2,669,322	2,239,824
Gross Profit	1,274,186	776,665
Operating Expenses	528,333	448,484
Operating Income	745,853	328,181
Non-operating Income (Expense)
Interest income	-	596
Interest expense	(22,524)	(27,469)
Total non-operating expense	(22,524)	(26,873)
Income - Before income taxes	732,329	301,308
Income Tax Expense	13,723	5,655
Net Income	$709,606	$295,653
Amounts Attributable to Non-controlling Interest and Chardan, Corp. Stockholder
Net Income	$709,606	$295,653
Less Net Income Attributable to the Non-controlling Interest	83,124	67,515
Net Income Attributable to Chardan, Corp.	$626,482	$228,138

See Notes to Consolidated Financial Statements.

F-69

Consolidated Statement of Stockholder’s Equity

	Chardan, Corp. Stockholder
	Common Stock	Retained Earnings	Total	Noncontrolling Interest	Total Equity
Balance - January 1, 2012	$100	$82,974	$83,074	$154,892	$237,966
Net income	-	228,138	228,138	67,515	295,653
Dividends declared	-	(26,385)	(26,385)	(58,284)	(84,669)
Balance - December 31, 2012	100	284,727	284,827	164,123	448,950
Net income	-	626,482	626,482	83,124	709,606
Dividends declared	-	(143,922)	(143,922)	(27,950)	(171,872)
Balance - December 31, 2013	$100	$767,287	$767,387	$219,297	$986,684

See Notes to Consolidated Financial Statements.

F-70

Consolidated Statement of Cash Flows

	Year Ended
	December 31, 2013	December 31, 2012
Cash Flows from Operating Activities
Net income	$709,606	$295,653
Adjustments to reconcile net income to net cash from operating activities:
Depreciation	66,143	66,208
Amortization of debt issuance costs	667	531
Changes in operating assets and liabilities which (used) provided cash:
Accounts receivable	(172,722)	(222,157)
Inventory	(116,619)	100,657
Pre-production costs	(44,877)	(5,245)
Prepaid expenses and other assets	(1,297)	-
Accounts payable	(15,662)	35,220
Accrued and other liabilities	26,379	831
Net cash provided by operating activities	451,618	271,698

Cash Flows from Investing Activities - Repayment of stockholder and affiliate advances	-	18,289
Cash Flows from Financing Activities
Proceeds from debt	-	150,000
Payments on debt	(84,469)	(103,069)
Payments on line of credit	(73,420)	(111,400)
Payments on shareholder loan	-	(72,946)
Payments of deferred financing costs	-	(3,138)
Dividends paid	(171,872)	(84,669)
Net cash used in financing activities	(329,761)	(225,222)

Net Increase in Cash	121,857	64,765

Cash - Beginning of year	88,083	23,318

Cash - End of year	$209,940	$88,083

Supplemental Cash Flow Information - Cash paid for
Interest	$21,857	$26,938
Income taxes	$15,843	$7,932

See Notes to Consolidated Financial Statements.

F-71

Notes to Consolidated Financial Statements

Note 1 - Nature of Business and Significant Accounting Policies

Chardan, Corp. (the “Company”) is engaged in the manufacturing of die cut and customer molded cellular products from its headquarters and manufacturing facility in Bryan, Ohio.

Principles of Consolidation - The consolidated financial statements include the accounts of the Company and its variable interest entities (VIE), Chardan Properties, LLC (“Chardan Properties”), for which the Company is the primary beneficiary (collectively, the “Companies”). The equity attributable to the VIE is reported as a noncontrolling interest in the accompanying consolidated financial statements. All material intercompany accounts and balances have been eliminated in consolidation. For purposes of consolidation, the effects of eliminations of revenue and expenses due to intercompany transactions between the Company and Chardan Properties are attributed to the Company. See Note 7 for additional information regarding the VIE.

Credit Risk and Major Customers - Sales are predominately to companies in the automotive and medical supply industries located principally in the United States. The Company extends trade credit to its customers on terms that are generally practiced in the industry. One major customer, Unique Fabricating, Inc. and its subsidiaries (“Unique Fabricating”), is in the automotive industry and accounted for approximately 72 percent and 83 percent of accounts receivable; and, 68 percent and 65 percent of sales as of and for the years ended December 31, 2013 and 2012, respectively. A second major customer in the medical device industry accounted for approximately 22 percent and 9 percent of accounts receivable; and, 19 percent and 14 percent of sales as of and for the years ended December 31, 2013 and 2012, respectively. On February 6, 2014, the Company sold substantially all of its assets to Unique-Chardan, Inc. (Unique), a wholly owned subsidiary of Unique Fabricating, Inc. formed for the purposes of acquiring the assets of the Company.

Accounts Receivable - Accounts receivable are stated at net invoice amounts. An allowance for doubtful accounts is established based on a specific assessment of all invoices that remain unpaid following normal customer payment periods. In addition, a general valuation allowance is established for other accounts receivable based on historical loss experience. All amounts deemed to be uncollectible are charged against the allowance for doubtful accounts in the period that determination is made. Management considers all accounts receivable collectible and, therefore, an allowance for doubtful accounts has not been recorded at December 31, 2013 and 2012.

Inventory - Inventory is stated at the lower of cost or market, with cost determined on the first in, first out (FIFO) method.

Pre-production Costs - The Company incurs pre-production design, development, and tooling costs in connection with long term supply arrangements. All pre-production tooling costs are contractually reimbursable.

Property and Equipment - Property and equipment are recorded at cost. The straight line method is used for computing depreciation. Assets are depreciated over their estimated useful lives, including leasehold improvements since the lease is with a related party. Costs of maintenance and repairs are charged to expense when incurred.

Debt Issuance Costs - Debt issuance costs represent legal, consulting, and financial costs associated with debt financing and are reported net of accumulated amortization as other assets. Such charges are being amortized over the respective terms of the debt agreements. Amortization costs totaling $667 and $531 for the years ended December 31, 2013 and 2012, respectively, related to debt issuance costs are included in interest expense.

Revenue Recognition - Revenue is recognized by the Company upon shipment to customers when the customer takes ownership and assumes the risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists, and the sale price is fixed and determinable. Provisions for discounts and rebates to customers, estimated returns and allowances, and other adjustments are provided for in the same period the related sales are recorded. In instances where products are configured to customer requirements, revenue is recorded upon the successful completion of the Company’s final test procedures and the customer’s acceptance.

Shipping and Handling Costs - Shipping and handling costs are recorded as costs of sales as they are incurred.

Income Taxes - The Company has elected to be taxed as an S Corporation, pursuant to provisions of the Internal Revenue Code, while Chardan Properties is treated as a partnership for income tax purposes. Generally, the income of an S Corporation or partnership is not subject to federal or state of Ohio income taxes at the entity level but rather the stockholders or members are required to include a pro rata share of the entity’s taxable income or loss in their personal income tax returns, irrespective of whether dividends have been paid. Accordingly, no provision for federal or state of Ohio income taxes has been made in the accompanying financial statements.

F-72

Notes to Consolidated Financial Statements

The Companies are subject to city of Bryan, Ohio income taxes. A current tax liability or asset is recognized for the estimated taxes payable or refundable on tax returns for the year.

The Company classifies interest and penalties associated with tax liabilities as income taxes in the accompanying financial statements.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events - The financial statements and related disclosures include evaluation of events up through and including August 13, 2014, which is the date the financial statements were available to be issued.

Note 2 - Inventory

Inventory consists of the following at December 31, 2013 and 2012:

	2013	2012

Raw materials	$85,882	$49,952
Work in progress	58,450	50,433
Finished goods	113,964	41,292
Total inventory	$258,296	$141,677

Note 3 - Property and Equipment

Property and equipment consists of the following at December 31, 2013 and 2012:

	2013	2012	Depreciable Life - Years

Land	$54,500	$54,500
Buildings	555,500	555,500	39
Building improvements	18,307	18,307	39
Machinery and equipment	585,543	585,543	5-10
Furniture and fixtures	13,313	13,313	5-10
Computer equipment and software	23,803	23,803	5
Total cost	1,250,966	1,250,966
Accumulated depreciation	715,887	649,744
Net property and equipment	$535,079	$601,222

Depreciation expense was $66,143 in 2013 and $66,208 in 2012.

Note 4 - Line of Credit and Long-Term Debt

Under a line of credit agreement with a bank, the Company had available borrowings of $275,000 which is due on demand. Interest was payable monthly at a rate of 0.50 percent above the prime rate with a floor of 4.00 percent beginning in August 2012 (an effective rate of 4.00 percent at December 31, 2013 and 2012). The line of credit was still available at December 31, 2013, even though no balance was outstanding.

F-73

Notes to Consolidated Financial Statements

Long-term debt consists of the following at December 31, 2013 and 2012:

	2013	2012
Note payable to a bank by the Company in monthly installments of $3,827 including interest at 0.50 percent above the prime rate (an effective rate of 3.75 percent at December 31, 2012) with a final payment due on January 12, 2013.	$-	$4,405

Note payable to the city of Bryan, Ohio by the Company in monthly installments of $1,069 including interest at a fixed rate of 5.25 percent through September 1, 2014. This note was provided in order to acquire equipment. This note was collateralized by the equipment and required the equipment and the related business operations to be maintained within the city of Bryan.	9,427	21,415

Note payable to a bank by the Company in monthly installments of $460 including interest at 0.50 percent above the prime rate (an effective rate of 3.75 percent at December 31, 2013 and 2012) through November 10, 2016.	15,254	20,098

Note payable to a bank by the Company in monthly installments of $2,871 including interest at a fixed rate of 5.50 percent through August 8, 2017. The note included a prepayment penalty if more than 10 percent of the principal was paid in advance prior to the fifth anniversary of the loan. The penalty was five percent prior to the first anniversary of the loan and was reduced one percent per year until the fifth anniversary.	113,941	141,208

Note payable to the bank by Chardan Properties in monthly installments of $2,267 including interest at 0.75 percent above the prime rate (an effective rate of 4.00 percent at December 31, 2013 and 2012) through January 27, 2019 at which point the remaining balance will be due.	225,212	245,072

Note payable to the city of Bryan, Ohio by Chardan Properties in monthly installments of $1,588 including interest at a fixed rate of 3.00 percent through February 1, 2019. This note was provided in order to building. This note was collateralized by the building and requires the business operations to be maintained within the city of Bryan.	89,758	105,863

Total	453,592	538,061
Less current portion	78,510	89,638
Long-term portion	$375,082	$448,423

The balance of the above debt matures as follows:

2014	$78,510
2015	72,117
2016	74,880
2017	61,250
2018	40,419
Thereafter	126,416
Total	$453,592

The Companies’ debt obligations with the bank were cross-collateralized by essentially all assets of the Companies and a personal guarantee from the sole shareholder.

Note 5 - Capital Stock

Common stock consists of 100 authorized shares of no par value stock. As of December 31, 2013 and 2012, there were 100 shares issued and outstanding which were initially issued for $1 per share.

Note 6 - Related Party Transaction

The Company had an unsecured borrowing from its sole shareholder without a stated interest rate or due date. Outstanding borrowings of $72,946 were paid in full during 2012 and no new borrowings have been made. No interest expense was recognized on this balance during 2012.

F-74

Notes to Consolidated Financial Statements

Chardan Properties made a $10,000 unsecured loan to its owner without a stated interest rate or due date. No interest income was recognized on this balance during 2013 or 2012.

Note 7 - Information About Variable Interest Entities

The Company leases its operating facility from Chardan Properties, an entity whose members are the sole shareholder of the Company and his spouse. The entity was formed for the purpose of holding the building leased to the Company. The lease requires the Company to make monthly rent payments as well as pay any taxes, insurance, utilities, and maintenance costs. Chardan Properties generated $112,500 and $96,000 of rental revenue in 2013 and 2012, respectively, all of which was from the Company and was eliminated in consolidation.

Chardan Properties is considered to be a variable interest entity because its sole property is leased to an entity under common control and the lease with the Company is the primary source of resources to service Chardan Properties’ obligations.

The Company determined that it is the primary beneficiary of Chardan Properties because the lease agreement and debt guarantee provide it with (1) the power to direct the activities of Chardan Properties that most significantly impact its economic performance and (2) the obligation to absorb losses that could potentially be significant Chardan Properties. As a result, Chardan Properties has been included in the financial statements as a consolidated variable interest entity.

Included in the consolidated balance sheet as of December 31, 2013 and 2012 are the following amounts related to Chardan Properties:

	2013	2012
Current assets	$57,864	$23,197
Property and equipment	468,158	482,401
Other assets	10,000	10,000
Total assets	$536,022	$515,598
Current liabilities	$1,755	$540
Current portion of long-term debt	35,100	33,561
Long-term debt - net of current portion	279,870	317,374
Total liabilities	$316,725	$351,475
Equity - Noncontrolling interest	$219,297	$164,123

As of December 31, 2013 and 2012, Chardan Properties had bank debt obligations totaling $314,970 and $350,935, respectively. Chardan Properties’ land and building serve as collateral for its debt obligations and the debt obligations are cross-collateralized with those of the Company. The cross-collateralization creates a risk of loss to the Company because it may be required to service the debt in the event Chardan Properties is unable to do so. Apart from the cross-collateralization, the creditors and beneficial interest holders of Chardan Properties have no recourse against the assets or general credit of the Company.

Note 8 - Subsequent Event

On February 6, 2014, the Company sold substantially all of its assets to Unique-Chardan, Inc., a wholly owned subsidiary of Unique Fabricating formed for the purpose of acquiring the assets of the Company. The Company received cash of $2,200,000 and a $500,000 note receivable. The note is due in a lump sum on February 6, 2019, with interest payable monthly at an annual rate of 6.0 percent. The sale agreement includes a potential sale price adjustment provision based on the actual working capital sold on the day of closing as compared to what was originally estimated at closing. Any difference between these two amounts will become an adjustment to the cash consideration. Shortly after the acquisition, Unique Fabricating paid an additional $116,911 as a result the working capital adjustment.

All of the debt obligations of the Company were paid in full during 2014 as a part of the sale.

The assets of Chardan Properties were not included in the sale transaction. Therefore, Chardan Properties terminated its lease with the Company and entered into a new lease with Unique Fabricating. The new lease requires monthly rental payments of $11,000 for five years beginning on February 6, 2014.

F-75

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the estimated expenses payable by us in connection with the sale and distribution of the securities registered hereby, other than underwriting discounts and commissions. All of the amounts are estimated except for the Securities and Exchange Commission (the “SEC”) registration fee and the Financial Industry Regulatory (“FINRA”) filing fee.

SEC registration fee	$
FINRA filing fee	$
NYSE MKT listing fee	$	*
Qualified independent underwriter fee	$
Accountants fees and expenses	$	*
Legal fees and expenses	$	*
Printing and engraving expenses	$	*
Blue Sky fees and expenses	$	*
Transfer Agent fees and expenses	$	*
Miscellaneous	$	*
Total	$

*To be completed by amendment

Item 14. Indemnification of Directors and Officers.

Delaware General Corporation Law

Section 145(a) of the Delaware General Corporation Law provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the corporation), because he or she is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit, or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Section 145(b) of the Delaware General Corporation Law provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made with respect to any claim, issue, or matter as to which he or she shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, he or she is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or other adjudicating court shall deem proper.

Section 145(c) of the DGCL provides that to the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145 of the DGCL, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

Section 145(e) of the DGCL provides that expenses (including attorneys' fees) incurred by an officer or director of the corporation in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in Section 145 of the DGCL. Such expenses, including attorneys' fees, incurred by former directors and officers or other employees and agents of the corporation or by persons serving at the request of the corporation as directors, officers, employees or agents of another corporation, partnership, joint venture, trust or other enterprise may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

II-1

Section 145(g) of the Delaware General Corporation Law provides, in general, that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify the person against such liability under Section 145 of the Delaware General Corporation Law.

Our amended and restated certificate of incorporation and bylaws that will be in effect upon completion of this offering will provide that we will indemnify, to the fullest extent permitted by the Delaware General Corporation Law, any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit, or proceeding, whether civil, criminal, administrative, or investigative, by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was one of our directors or officers or, while serving as one of our directors or officers, is or was serving at our request as a director, officer, employee, or agent of another corporation or of another entity, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such person, subject to limited exceptions relating to indemnity in connection with a proceeding (or part thereof) initiated by such person. Our amended and restated certificate of incorporation and bylaws that will be in effect upon completion of this offering will further provide for the advancement of expenses to each of our officers and directors.

Our amended and restated certificate of incorporation that will be in effect upon completion of this offering will provide that, to the fullest extent permitted by the Delaware General Corporation Law, as the same exists or may be amended from time to time, our directors shall not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. Under Section 102(b)(7) of the Delaware General Corporation Law, the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty can be limited or eliminated except (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under Section 174 of the Delaware General Corporation Law (relating to unlawful payment of dividend or unlawful stock purchase or redemption); or (iv) for any transaction from which the director derived an improper personal benefit.

Directors’ and Officers’ Liability Insurance

We also currently have and intend to maintain a general liability insurance policy which covers certain liabilities of directors and officers of our Company arising out of claims based on acts or omissions in their capacities as directors or officers, whether or not we would have the power to indemnify such person against such liability under the Delaware General Corporation Law or the provisions of our amended and restated certificate of incorporation and bylaws.

Indemnification Agreements

Prior to the completion of this offering, we will enter into an indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements will require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements will also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit or proceeding.

In the underwriting agreement that we will enter into in connection with the sale of common stock being registered hereby to be filed as Exhibit 1.1, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us, within the meaning of the Securities Act, against certain liabilities.

Item 15. Recent Sales of Unregistered Securities; Use of Proceeds from Registered Securities.

Since its inception in January 2013, the Company has issued the following shares for the following consideration.

- 999,999 shares sold in January 2013 at a price of $0.167 per share

- 3,999,999 shares sold through March 18, 2013 at a price of $3.33 per share
- 1,740,000 shares sold in December 2013 at a price of $3.33 per share

The shares were issued in reliance on the exemption from registration under Section 4(a)(2) of the Securities Act of 1933, as amended, or Regulation D promulgated thereunder as transactions by an issuer not involving a public offering. These transactions qualified for exemption from registration because among other things, the transactions did not involve a public offering, each investor was an accredited investor, each investor had access to information about our Company and their investment, each investor took the securities for investment and not resale, there was no general solicitation or advertising in connection with the placement and we took appropriate measures to restrict the transfer of the securities.

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There were no underwriters employed in connection with any of the transactions set forth in this Item 15

Item 16. Exhibits and Financial Statement Schedules.

The following exhibits are filed as part of this registration statement. Exhibit numbers correspond to the exhibit requirements of Regulation S-K.

Exhibit No.	Description
1.1*	Underwriting Agreement
3.1*	Certificate of Incorporation
3.2*	Amended and Restated Certificate of Incorporation
3.3*	Bylaws
3.4*	Amended and Restated Bylaws
4.1*	Stock Certificate
5.1*	Opinion of Sills Cummis & Gross P.C.
10.1	Agreement and Plan of Merger, dated as of February 19, 2013, by and among UFI Acquisition, Inc., UFI Merger Sub, Inc., Unique Fabricating Incorporated and American Capital, Ltd., as Representative of the Holders
10.2	Amendment to Agreement and Plan of Merger, dated as of March 15, 2013, between UFI Acquisition, Inc. and American Capital, Ltd., as Representative of the Holders
10.3	Asset Purchase Agreement, dated as of December 18, 2013, by and among Unique Fabricating Incorporated, Unique-Prescotech, Inc., Prescotech Holdings, Inc., Prescotech Industries, Inc., Prescotech Real Estate Holdings, LLC and the Stockholders of Prescotech Holdings, Inc.
10.4	Asset Purchase Agreement, dated February 6, 2014, by and among Unique-Chardan, Inc., Unique Fabricating Incorporated, Chardan, Corp. and the Sole Stockholder of Chardan, Corp.
10.5	First Amendment to Asset Purchase Agreement, dated as of February 6, 2014, by and among Unique-Chardan, Inc., Unique Fabricating Incorporated, Chardan, Corp. and the Sole Stockholder of Chardan, Corp.
10.6	Loan and Security Agreement, dated as of March 18, 2013, between Unique Fabricating Incorporated and RBS Citizens, N.A.
10.7	First Amendment to Loan and Security Agreement, dated as of June 19, 2013, between Unique Fabricating Incorporated and RBS Citizens, N.A.
10.8	Second Amendment to Loan and Security Agreement, dated as of December 18, 2013, between Unique Fabricating Incorporated and RBS Citizens, N.A.
10.9	Third Amendment to Loan and Security Agreement, dated as of February 6, 2014, between Unique Fabricating Incorporated and RBS Citizens, N.A.
10.10	Revolving Note, dated March 18, 2013, between Unique Fabricating Incorporated and RBS Citizens, N.A.
10.11	Term Note, dated March 18, 2013, between Unique Fabricating Incorporated and RBS Citizens, N.A.
10.12	Note Purchase Agreement, dated as of March 18, 2013, by and among UFI Acquisition, Inc., UFI Merger Sub, Inc. and The Peninsula Fund V Limited Partnership
10.13	First Amendment to Note Purchase Agreement, dated as of December 18, 2013, by and among UFI Acquisition, Inc., Unique Fabricating Incorporated, Unique Fabricating Realty, LLC, Unique Fabricating South, Inc. and The Peninsula Fund V Limited Partnership
10.14	Second Amendment to Note Purchase Agreement, dated as of February 6, 2014, by and among UFI Acquisition, Inc., Unique Fabricating Incorporated, Unique Fabricating Realty, LLC, Unique Fabricating South, Inc., Unique-Prescotech, Inc. and The Peninsula Fund V Limited Partnership
10.15	Pledge and Security Agreement and Irrevocable Proxy, dated as of March 18, 2013, between UFI Acquisition, Inc. and The Peninsula Fund V Limited Partnership
10.16	Stockholders Agreement, dated as of March 18, 2013, among UFI Acquisition, Inc. and the Stockholders named therein
10.17	Stock Purchase Agreement, dated as of March 18, 2013, between UFI Acquisition, Inc. and The Peninsula Fund V Limited Partnership
10.18	First Amendment to Stock Purchase Agreement, dated as of December 18, 2013, between UFI Acquisition, Inc. and The Peninsula Fund V Limited Partnership
10.19	Lease Agreement, dated as of February 6, 2014, between Chardan Properties, LLC and Unique Fabricating Incorporated
10.20	Real Estate Lease, dated as of February 16, 2011, between Joslyn-Collier I LLC and Unique Fabricating Inc.

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10.21	UFI Acquisition, Inc. 2013 Stock Incentive Plan
10.22*#	Unique Fabricating, Inc. 2014 Omnibus Performance Award Plan
10.23#	Employment Agreement, dated as of March 18, 2013, between Unique Fabricating Incorporated and Thomas Tekiele
10.24#	Employment Agreement, dated as of March 18, 2013, between Unique Fabricating Incorporated and John Weinhardt
10.25	Management Services Agreement, dated March 18, 2013, between Taglich Private Equity, LLC and UFI Acquisition, Inc.
10.26*#	Form of Indemnification Agreement
21	List of Subsidiaries of the Registrant
23.1*	Consent of Independent Registered Public Accounting Firm
23.2*	Consent of Independent Registered Public Accounting Firm
23.3*	Consent of Independent Accountants
23.4*	Consent of Sills Cummis & Gross P.C. (included in Exhibit 5.1)
24*	Power of Attorney (included on page II-5 of this Registration Statement)

_______________

*	To be filed by amendment
#	Indicates management contract or compensatory plan, contract or agreement

Item 17. Undertakings.

(a) The undersigned Registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned Registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Auburn Hills, State of Michigan, on [___], 2014.

UNIQUE FABRICATING, INC.

Dated: [___], 2014	By:
	Name:	John Weinhardt
	Title:	President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of John Weinhardt and Thomas Tekiele as his or her true and lawful attorney-in-fact and agent, with full power to act separately and with full power of substitution and re-substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any additional registration statements filed pursuant to Rule 462(b) under the Securities Act, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-facts and agents, and each of them, full power and authority to do and perform each and every act and thing necessary or desirable to be done in connection therewith, as fully to all intents and purposes as they, he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-facts and agents or any of them, or of their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

By:		By:
Name:	John Weinhardt	Name:	Richard L Baum
Title:	Chief Executive Officer, President and Director	Title:	Chairman of the Board
	(Principal Executive Officer)	Dated:	[___], 2014
Dated:	[___], 2014

By:		By:
Name:	Thomas Tekiele	Name:	Paul Frascoia
Title:	Chief Financial Officer	Title:	Director
	(Principal Financial and Accounting Officer)	Dated:	[___], 2014
Dated:	[___], 2014

By:		By:
Name:	Kimberly Korth	Name:	William Cooke
Title:	Director	Title:	Director
Dated:	[___], 2014	Dated:	[___], 2014

By:		By:
Name:	James Illikman	Name:	Donn Viola
Title:	Director	Title:	Director
Dated:	[___], 2014	Dated:	[___], 2014

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